As filed with the Securities and Exchange Commission on December 2, 2004

Registration No. 333-116817

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933

SPLINEX TECHNOLOGY INC.

(Exact name of Registrant as specified in its charter)

Delaware	7372	20-0715816
(State of Incorporation)	(Primary Standard Industrial	(I.R.S. Employer
	Classification Code Number)	Identification Number)

550 West Cypress Creek Road
Suite 410
Fort Lauderdale, Florida 33309 U.S.A.
954-660-6565
(Address and telephone number of Registrant’s principal executive offices)

Michael Stojda
President and Chief Executive Officer
550 West Cypress Creek Road
Suite 410
Fort Lauderdale, Florida 33309 U.S.A.
954-660-6565

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:

Stephen I. Glover Gibson, Dunn & Crutcher LLP 1050 Connecticut Ave., N.W. Washington, D.C. 20036-5306	Victor M. Alvarez White & Case LLP 200 South Biscayne Blvd, Suite 4900 Miami, Florida 33131-2352

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [  ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

2

     The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.

Subject to Completion, dated December 2, 2004

[SPLINEX LOGO]

Common Stock

     Splinex Technology, Inc. is filing this prospectus in connection with:

•	The dividend by Ener1, Inc. of 5,000,000 shares of our common stock which will be issued to Ener1, Inc. in connection with the merger of Ener1 Acquisition Corp., a wholly-owned subsidiary of Ener1, Inc. with and into our company (we refer to this merger as the “Merger”) and distributed immediately following the Merger by Ener1, Inc. to its shareholders (we refer to this distribution as the “Distribution”);

•	The issuance of 241,757 shares of our common stock which we have agreed to issue to holders of securities convertible into Ener1, Inc. common stock that have the right to elect to receive, upon conversion of such securities, the number of shares of our common stock that they would have received in the Distribution if the conversion of such securities had been effective prior to the record date for the Distribution; and

•	34,445,457 shares of our common stock, which may be offered by the selling stockholders identified in this prospectus for their own account, including 30,000,000 shares of our common stock owned by the selling stockholders prior to the Merger and 4,445,457 shares of our common stock that we expect the selling stockholders who are also shareholders of Ener1, Inc. will receive in the Distribution.

     We will receive no part of the proceeds from sales made by the selling stockholders under this prospectus. We are paying the expenses incurred in registering the shares, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

     The selling stockholders and any participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any profit on the sale of shares by the selling stockholders, and any commissions or discounts received by the brokers or dealers, may be deemed to be underwriting compensation under the Securities Act.

     No public market currently exists for our common stock. We intend to seek to have market-makers sponsor our common stock for quotation on the Over-the-Counter Bulletin Board. We cannot assure you that our common stock will be quoted on the Over-the-Counter Bulletin Board.

     Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully before making an investment decision, including the “Risk Factors” section and the consolidated financial statements and the notes to those statements. “Us, “we” and “Splinex” refer to Splinex Technology Inc. and its predecessor, Splinex, LLC. Unless the context otherwise requires, all references to our common stock, $0.001 par value per share, reflect a 95,000 for 1 stock split that we will effect prior to, or at the same time as, the completion of the Merger, which we refer to as the “Stock Split.” Unless indicated otherwise, the information included in this prospectus assumes that no holders of securities convertible into Ener1, Inc. common stock elect to receive upon conversion of such securities the number of shares of our common stock that they would have received in the Distribution if the conversion of such securities had been effective prior to the record date for the Distribution.

The companies

     Splinex Technology Inc.

     Splinex develops, licenses and services software that enables the generation, manipulation, viewing and image-based searching of complex, multi-dimensional mathematical objects and information. We believe end-users of our software products, such as mathematicians, scientists, graphic designers or digital artists working on complex graphical three dimensional (3D) problems will experience greater productivity through improved interaction with, enhanced visual representation and faster manipulation of, and greater technical and artistic precision in representing, multi-dimensional mathematical objects and information.

     Splinex was organized under the laws of the State of Delaware to conduct the business and operations of Splinex, LLC, a Florida limited liability company. Effective April 1, 2004, Splinex, LLC reorganized as a corporation and, as a result, contributed all of its assets, liabilities and operations to us. We began activity October 28, 2003.

     Until the Merger is completed, we will be a private company and all of our outstanding common stock will be held by Splinex, LLC. Once the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission (which we refer to as the “SEC” or the “Commission”), we will be subject to the information and reporting requirements of the Securities Exchange Act of 1934. We will seek to have market-makers sponsor our common stock for quotation on the Over-the-Counter Bulletin Board, but we cannot assure you that our common stock will be quoted on this, or any other, market.

     This prospectus is part of a registration statement that we have filed with the Commission in order to register the Distribution and to register the resale of shares of our common stock held by the selling stockholders identified in this prospectus.

     Our executive offices are located at 550 West Cypress Creek Road, Suite 410, Fort Lauderdale, Florida, 33309 and our phone number is (954) 660-6565. Our website address is www.splinex.com. Our website and the information contained in or connected to it shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

     Ener1, Inc.

     Ener1, Inc. (“Ener1”) a Florida corporation, develops and markets its patented and patent-pending technologies related to lithium batteries, fuel cells and solar cells. Ener1’s goal is to be the technology leader in both lithium batteries and fuel cells. Ener1 is developing samples of products and components of lithium batteries based on its proprietary technologies, as well as additional technologies, materials and prototypes for new types of fuel cells and solar cells.

     Ener1’s common stock is registered under the Securities Act and is quoted on the Over-the-Counter Bulletin Board under the symbol “ENEI.OB.” Ener1’s website address is www.ener1.com. Ener1’s website and the information contained in or connected to it shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Ener1 Acquisition Corp.

     Ener1 Acquisition Corp. (“Ener1 Acquisition”), a Delaware corporation, was formed in July 2003 as a wholly-owned subsidiary of Ener1. Ener1 Acquisition has not had any operations since its formation other than in connection with the Merger.

The Merger

     We, Ener1 and Ener1 Acquisition have agreed to merge Ener1 Acquisition with and into us on the terms and subject to the conditions set forth in the Merger Agreement dated as of June 9, 2004, as amended by the First Amendment to the Merger Agreement, dated October 13, 2004 (which we refer to together as the “Merger Agreement”). We will survive the Merger. Immediately after the Merger, Splinex, LLC and Ener1 will own 95% and 5%, respectively, of our outstanding common stock. Splinex, LLC will not receive any new shares in the Merger and will continue to hold its existing shares of our common stock. Ener1 will receive 5,000,000 shares of our common stock in the Merger; we refer to these shares as the “Merger Consideration.” In exchange for the Merger Consideration, Ener1 has agreed to pay $150,000 of the expenses incurred in connection with the registration of the Distribution under the Securities Act, as well as to use its reasonable best efforts to assist us to have the Commission declare registration statement of which this prospectus is a part effective.

     Immediately following the Merger, Ener1 will declare a dividend of our common stock that Ener1 receives in the Merger and distribute our common stock to the Ener1 shareholders of record as of the close of business on the “Ener1 Record Date.” Each Ener1 shareholder of record on the Ener1 Record Date will receive its pro rata share of the Merger Consideration, rounded down to the nearest whole share. No fractional shares will be issued in the Distribution. The “Ener1 Record Date” will be the day the Merger is completed or the business day immediately preceding the day the Merger is completed, as determined by Ener1’s board of directors. We currently expect the Ener1 shareholders will receive approximately 0.01439 shares of our common stock for each share of Ener1 common stock they own as of the Ener1 Record Date. Ener1 shareholders will also continue to own their shares of Ener1 common stock.

     Holders of Ener1’s 5% Senior Secured Convertible Debentures due 2009 and holders of warrants to purchase Ener1 common stock that entitle the holders of the warrants to receive dividends paid on the Ener1 common stock when the warrants are exercised, may elect to receive, upon the conversion of the debentures and the exercise of the warrants, the shares of our common stock that they would have received in the Distribution if such conversion or exercise had been effected prior to or on the Ener1 Record Date. Holders of these debentures and warrants may also instead elect to have the conversion or exercise price of the debentures and warrants adjusted as a result of the Distribution. If any holders of these debentures or warrants elect to receive shares of our common stock upon conversion or exercise of their debentures or warrants, we will issue to them, at the time of such conversion or exercise, the number of shares of our common stock that they would have received in the Distribution if the conversion or exercise had been effective prior to or on the Ener1 Record Date.

     Ener1 shareholders are not being asked to approve the Merger or the Distribution and are not required to take any action in connection with the Merger or the Distribution. Ener1 shareholders do not need to make any payment for the shares of our common stock they will receive in the Distribution, nor do they need to surrender or exchange Ener1 common stock in order to receive our common stock.

     We believe our company will recognize a number of significant benefits as a result of the Merger and the Distribution, including the advantages that a company gains when its common stock can be publicly traded, such as a greater opportunity to obtain equity or debt financing in the public and private markets; an expanded investor base; increased flexibility to pursue acquisitions and other business alliances and combinations; and improved ability to attract, motivate and retain key personnel through equity incentive compensation. You should read “The Merger Agreement – Reasons for the Merger and the Distribution” for a further description of these and other reasons for the Merger.

     The legal terms of the Merger and the Distribution are set forth in the Merger Agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part. We encourage you to read the Merger Agreement carefully.

Our relationship with Ener1 and Ener1 Group

     Dr. Peter Novak, who is one of our directors, and Messrs. Mike Zoi and Boris Zingarevich beneficially own an aggregate of 37.5% of the voting membership interests (and an aggregate of 38.25% of the economic membership interests) of Splinex, LLC, our sole stockholder prior to the Merger. They also collectively beneficially own all of the outstanding common stock of Ener1 Group, which owns approximately 88% of the outstanding common stock of Ener1. Dr. Novak and Mr. Zoi have also entered into consulting agreements with us. Each of Messrs. Zingarevich, Zoi and Dr. Novak is also a director of Ener1 Group and Mr. Zoi and Dr. Novak are also directors of Ener1.

      Bzinfin, S.A., a British Virgin Islands limited corporation that is indirectly owned by Boris Zingarevich and the entity through which he owns common stock of Ener1 Group, has entered into a revolving loan agreement with us under which we may borrow and reborrow up to $2,500,000 in aggregate principal amount from time to time upon our request. We refer to this loan agreement as the “Revolving Loan Agreement.” We may borrow funds under this agreement after the consummation of the Merger and prior to July 31, 2005. Loans under this agreement will bear simple interest at an annual rate of 5% and principal and interest must be repaid within two years of the date of the first disbursement. The maximum principal amount we may borrow under this agreement will be reduced by an amount equal to the cumulative gross proceeds we receive prior to July 31, 2005 from the sale of equity or debt securities or from any loans or other credit facilities extended to us.

     In November and December 2004, Ener1 Group loaned us a total of $200,000 to fund our working capital needs. These loans bear interest at an annual rate of 5% and must be repaid by the earlier of February 21, 2005 or five business days after we receive an aggregate of $1,250,000 from the following sources: (1) amounts borrowed under the Revolving Loan Agreement, (2) any private investment in our company or (3) our revenues.

     Kevin Fitzgerald, the chairman of our board of directors, is also chief executive officer and chairman of the board of directors of Ener1, and the sole director of Ener1 Acquisition.

     Curtis Wolfe, our general counsel and secretary, is also the executive vice president and general counsel of Ener1 Group. He receives his salary from Ener1 Group. At the end of every month, Ener1 Group invoices us at a rate equal to his base salary, plus 20% to cover benefits and other fixed costs, for the number of hours he worked for our company that month, based on the assumption that Mr. Wolfe works a total of 160 hours per month.

     To aid your understanding of the relationships among us, our principals and Ener1 we have included the following chart:

	Splinex, LLC	Relationship With
Ownership Interest
Name	(voting/economic)	Ener1 Group	Ener1, Inc.	Splinex Technology Inc.
Alexander Malovik	50%/49%	None	None	Indirect Stockholder Owned 100% of ANTAO Ltd, which he contributed to Splinex Technology pursuant to his obligations under the Splinex, LLC operating agreement

Boris Zingarevich	12.5%/12.75%	Indirect Stockholder, Director	Indirect Stockholder	Indirect Stockholder and Beneficial owner of Bzinfin, which has entered into the Revolving Loan Agreement with Splinex Technology

Mikhail Zingarevich	12.5%/12.75%	Brother of Boris Zingarevich	Brother of Boris Zingarevich	Indirect Stockholder

Peter Novak	12.5%/12.75%	Chief Technology Officer, Indirect Stockholder, Director	Consultant, Director, Indirect Stockholder	Consultant, Director, Indirect Stockholder

Mike Zoi	12.5%/12.75%	President, Indirect Stockholder, Director	Consultant, Director, Indirect Stockholder	Consultant, Indirect Stockholder

Kevin Fitzgerald	None	None	Chairman, Chief Executive Officer, Stockholder	Chairman

     To aid your understanding of the transactions that will occur as part of the Merger and the Distribution, we have included the following organizational charts for our company, Ener1 and Ener1 Acquisition prior to and following the Merger and Distribution:

PRE-MERGER AND DISTRIBUTION Splinex, LLC Members: A. Malovik B. Zingarevich (indirect) M. Zingarevich (indirect) P. Novak M. Zoi Managers: P. Novak M. Zoi L. Enilina A. Boecki Splinex Technology Inc. Directors: P. Novak K. Fitzgerald E. Dubrousky M. Stojda Officers: M. Stojda, CEO G. Herlihy, CFO C. Wolfe, General Counsel and Secretary OTHER STOCKHOLDERS Ener1, Inc. Directors: K. Fitzgerald P. Novak M. Zoi R. Stewart K. Gruns Officers: K. Fitzgerald, CEO R. Paulfus, CFO R. Stewart, General Counsel and Secretary E. Shembel, VP Ener1 Acquisition Corp. Sole Director: K. Fitzgerald Officers: K. Fitzgerald, CEO and Secretary 88% Ener1 Group, Inc. Directors: B. Zingarevich M. Zoi P. Novak Officers: M. Zoi, President P. Novak, VP and Chief Technology Officer C. Wolfe, General Counsel and Secretary Stockholders: B. Zingarevich (indirect) P. Novak (indirect) M. Zoi (indirect) 88% 100% 100% 12%

POST DISTRIBUTION Splinex, LLC Members: A. Malovik B. Zingarevich (indirect) M. Zingarevich (indirect) P. Novak M. Zoi Managers: P. Novak M. Zoi L. Enilina A. Boecki Splinex Technology Inc. Directors: P. Novak K. Fitzgerald E. Dubrousky M. Stojda Officers: M. Stojda, CEO G. Herlihy, CFO C. Wolfe, General Counsel and Secretary OTHER STOCKHOLDERS Ener1 Group, Inc. Directors: B. Zingarevich M. Zoi P. Novak Officers: M. Zoi, President P. Novak, VP and Chief Technology Officer C. Wolfe, General Counsel and Secretary Stockholders: B. Zingarevich (indirect) P. Novak (indirect) M. Zoi (indirect) Ener1, Inc. Directors: K. Fitzgerald P. Novak M. Zoi R. Stewart K. Gruns Officers: K. Fitzgerald, CEO R. Paulfus, CFO R. Stewart, General Counsel and Secretary E. Shembel, VP 95% 88% 12% 4.4% ..6%

     You should read “Certain Relationships and Related Party Transactions – Our company and Ener1, Inc. and some of its affiliates” for a further discussion of our relationship with Ener1 and Ener1 Group.

Conditions to completion of the Merger and the Distribution

     The respective obligations of the parties to the Merger Agreement to complete the Merger and the Distribution are subject to the satisfaction or waiver of various conditions, including:

•	The representations and warranties of the parties to the Merger Agreement will be true and correct when made and on the date the Merger is consummated, which we refer to as the “Closing Date,” as though then made.

•	The parties to the Merger Agreement shall have performed and complied with all agreements, covenants and conditions required by the Merger Agreement to be performed and complied with by them prior to the Closing Date.

•	The parties shall have obtained any and all material consents and approvals required under third-party agreements and applicable law in connection with the execution, delivery and performance of the Merger Agreement.

•	No preliminary or permanent injunction or other court order which would prevent the consummation of the Merger or the Distribution shall be in effect.

•	The registration statement of which this prospectus is a part shall have become effective in accordance with the Securities Act and the Exchange Act.

     The obligations of Ener1 and Ener1 Acquisition to complete the Merger and the Distribution are also subject to the satisfaction or waiver of various conditions, including that the Revolving Loan Agreement shall be in full force and effect and the lender under this agreement shall not be in default in any respect under the revolving loan agreement.

Termination of the Merger Agreement

     The parties to the Merger Agreement can mutually agree to terminate the Merger Agreement.

     In addition, either we or Ener1 Acquisition can unilaterally terminate the Merger Agreement in a number of situations, including:

•	if the Merger is not consummated on or before December 31, 2004; provided that the party terminating the Merger Agreement is not in default with respect to its obligations under the Merger Agreement;

•	Splinex may terminate the Merger Agreement if, as of the Closing Date, any of the specified conditions precedent relating to Ener1 and Ener1 Acquisition in the Merger Agreement have not been satisfied or if Ener1 Acquisition or Ener1 are otherwise in default under the Merger Agreement, or if at any time prior to the Closing Date it becomes apparent to Splinex that Ener1 Acquisition and Ener1 will be unable to so satisfy one or more of certain closing conditions in the Merger Agreement; or

•	Ener1 Acquisition may terminate the Merger Agreement if, as of the Closing Date, any of the specified conditions precedent relating to Splinex in the Merger Agreement have not been satisfied or if Splinex is otherwise in default under the Merger Agreement or if at any time prior to the Closing Date it becomes apparent to Ener1 Acquisition that Splinex will be unable to so satisfy one or more of certain closing conditions in the Merger Agreement.

Fairness opinion of Ener1’s financial advisor

     In deciding to approve the Merger Agreement and the Merger, the Ener1 board of directors considered an opinion delivered to the independent committee of the Ener1 board of directors by Capitalink, L.C., its financial advisor, that, as of June 7, 2004, based upon and subject to the assumptions, factors and limitations set forth in the opinion, the Merger Consideration is fair from a financial point of view to the Ener1 shareholders.

     The full text of the opinion is filed as an exhibit to the registration statement of which this prospectus is a part. We urge you to read the entire opinion carefully for the assumptions made, procedures followed, matters considered and limits of the scope of Capitalink’s review in rendering its opinion. Capitalink’s opinion was addressed to the independent committee of Ener1’s board of directors for the purpose of its evaluation of the Merger and does not address the relative merits of the Merger as compared to any alternative business strategy that Ener1 may have.

Material U.S. federal income tax consequences of the Distribution

     We urge Ener1 shareholders to read “Material U.S. Federal Income Tax Consequences of the Distribution” included elsewhere in this prospectus for a discussion of the material U.S. federal income tax consequences of the Distribution applicable to Ener1 shareholders as of the Ener1 Record Date resulting from the Distribution. We and Ener1 are not aware of any authority directly on point indicating how the Internal Revenue Service, which we refer to as the “IRS,” will characterize the Distribution for federal income tax purposes. Ener1 intends to take the position that the Distribution will be treated as a distribution in respect of Ener1 common stock. If the Distribution is so treated by the IRS, then the Distribution will be taxable to Ener1 shareholders to the extent of Ener1’s current or accumulated earnings or profits at the time the Distribution occurs. Ener1 does not expect that it will have current or accumulated earnings or profits at the time the Distribution occurs. It is possible that the IRS may disagree with this characterization of the Distribution. Under these circumstances, Ener1 shareholders may be required to recognize taxable income in an amount up to the full fair market value of our common stock received in the Distribution.

     We also urge Ener1 shareholders to consult their own tax advisors regarding the tax consequences of the Distribution based on their individual circumstances.

Summary consolidated financial information

     The following tables set forth the summary financial results for the periods indicated. The following information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes appearing elsewhere in this prospectus.

	Period from inception
	(October 28, 2003)	Unaudited
	through	Six Months ended
Statement of Operations Data	March 31, 2004 (a)	September 30, 2004
Net sales	$—	$24
Net loss before income tax benefit	(822,847)	(1,487,975)
Net loss (pro forma for the period from Inception (October 28, 2003) through March 31, 2004)	(822,847)	(1,487,975)
Net loss per basic and fully diluted share (pro forma for the period from Inception (October 28, 2003) through March 31, 2004	$(822.85)	$(1,487.97)
Weighted average shares outstanding	1,000	1,000
Pro forma net loss (1)	$(987,430)	$(1,143,321)
Pro forma net loss per share (1)	$(987.43)	$(1,143.32)

		Unaudited
Balance Sheet Data	At March 31, 2004	At September 30, 2004
Current assets	$175,075	$127,217
Current liabilities	207,539	625,459
Total assets	234,692	214,637
Stockholders’ equity (deficiency in assets)	27,153	(410,822)

(1) Pro forma net loss and pro forma net loss per share give effect to consulting and executive officer employment agreements as if the agreements had been in effect for the entire period, the elimination of expenses in connection with the Merger and registration of the Distribution and the pro forma income tax effect of these pro forma adjustments.

RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, which we consider to be the most significant risk factors and challenges that are specific to us, together with the other information in this prospectus, when evaluating an investment in our common stock. If any of the following risks occur, our business, results of operations or financial condition would likely suffer. The trading price of our common stock could decline and you may lose all or part of your investment.

     We have a limited operating history with minimal revenues and no profits to date upon which you can base an evaluation of our company and our prospects.

     We commenced development stage activities in October 2003 and have just begun to offer our products for commercial sale. Accordingly, we have only a limited operating history upon which you can evaluate our business and prospects. We have an unproven business plan and do not expect to be profitable for the next several years, and may never be profitable. Companies in an early stage of development frequently encounter heightened risks and unexpected expenses and difficulties. For us, these risks include the absence of a track record of success for our business model. Additionally, the majority of the products and markets from which we currently expect to derive the greatest portion of our revenue are in the early stages of development. We cannot assure you that we will have significant or increasing revenues or that we will be able to achieve or sustain profitability.

     We may not be able to continue operating as a going concern; we currently expect that the funds available to us after the Merger under the Revolving Loan Agreement will only fund our operations for several months.

     Several factors exist that raise significant doubt as to our ability to continue operating as a going concern. These factors include our history of net losses, as discussed below under “We have a history of losses and expect to incur losses in the future that could consume our capital” and the facts that our company is in the development stage and has only earned minimal revenues to date. Our independent auditor’s report on our financial statements for the period from inception (October 28, 2003) through March 31, 2004 contains an explanatory paragraph about our ability to continue as a going concern. In the absence of attaining profitable operations and achieving positive cash flows from operations or obtaining significant additional debt or equity financing, we will have difficulty meeting current and long-term obligations. At our current rate of expenditure, assuming the Merger was consummated on December 1, 2004, the funds that will be available to us following the Merger under the Revolving Loan Agreement would be sufficient to fund our operations for the following eight months. We may accelerate our product development and marketing activities, which will increase our operating costs; in such event, the funds that will be available to us following the Merger under the Revolving Loan Agreement would be sufficient to fund our operations for the following five months.

     We have a history of losses and expect to incur losses in the future that could consume our capital.

     We have incurred net losses of $2.3 million from October 28, 2003, when our development stage activities began, through September 30, 2004. Since our founding, we have not had a profitable or cash flow positive quarter. We have had minimal revenue to date. We expect that we will continue to incur negative cash flows and require additional cash to fund our operations and implement our business plan. The continued development of our business will require significant additional capital investment to fund research and development, sales and marketing and general and administrative expenses. We cannot assure you that we will be able to obtain additional capital on terms favorable to us or at all.

     If we are unable to effectively manage the transition from a development stage company to an operating company, our ability to earn revenue and profits will be negatively affected.

     As we transition from a development stage company to an operating company, we expect our business to grow significantly in size and complexity. This growth is expected to place significant demands on our management, systems, internal controls and financial and physical resources. As a result, we will need to hire additional qualified personnel, retain professionals to assist in developing appropriate control systems and expand our information technology and operating infrastructures. Our inability to secure additional resources, as and when needed, or manage our growth effectively, if and when it occurs, would have a material adverse effect on our financial results.

     We may be unable to generate net cash flow from operations or raise additional capital which would materially harm our ability to conduct our operations and to compete.

     We cannot assure you that we will be able to generate funds from operations or that capital will be available from debt or equity financings or other potential sources to fund our operating costs. We currently have no credit facilities with a lending institution. We need to reduce our operating costs, including payroll, consulting fees and expenses of our Russian operations, or raise additional funds to finance our operations through the Closing Date, at which time we will first be able to borrow funds under the Revolving Loan Agreement. At our current rate of expenditure, assuming the Merger was consummated on December 1, 2004, the funds that will be available to us following the Merger under the Revolving Loan Agreement would be sufficient to fund our operations for the following eight months. If we raise additional funds through the sale of equity or convertible debt securities, your ownership percentage of our common stock will be reduced. In addition, these transactions may dilute the value of our common stock. We may have to issue securities that have rights, preferences and privileges senior to our common stock. The terms of any additional indebtedness may include restrictive financial and operating covenants that could limit our ability to compete and expand. If we are not able to generate cash flow from operations or to raise funds through equity or debt financing, we would be forced to curtail substantially or cease operations, which would have a material adverse effect on our business and the value of our common stock.

     If the currently small and relatively limited use of laser radar scanners to acquire 3D data does not grow as anticipated across multiple markets, our revenues will not grow as we anticipate.

     Our business plan anticipates that the use of laser radar scanners to scan and record 3D data from objects, such as people’s faces, or environments, such as a city street corner, will grow rapidly over the next five years in many market segments, including planning, civil engineering, plant maintenance and entertainment, as costs of scanners decrease. If, however, these markets for scan data and related graphics applications and devices do not develop or develop more slowly than we anticipate, our revenues will not grow as anticipated, if at all.

     If we are not able to compete successfully, our ability to earn revenue and profits will be adversely affected.

     The markets in which we will compete are intensely competitive, subject to rapid change and characterized by constant demand for new product features at reduced prices and pressure to accelerate the release of new products and product enhancements. Some of our competitors are much larger than we are and may have greater name recognition and financial, technical or marketing resources than we have. Our competitors will range from well-established to start-up companies and they may possess manufacturing, marketing and sales capabilities that enable them to develop and introduce commercially viable products more quickly and effectively than we can. Additionally, we expect competition to persist and intensify as the multi-dimensional solid and surface modeling software market evolves and competitors develop additional product and service offerings.

     After the merger, Splinex, LLC will hold the supermajority of our common stock, and will be able to exercise substantial control over our affairs.

     Following the Merger, approximately 95% of our outstanding common stock will be held by Splinex, LLC. As a result, this stockholder will be able to control the outcome of any matter to be acted on by our stockholders, including the election of all of the members of our board of directors. The voting power of Splinex, LLC could also discourage potential investors from seeking to acquire control of us through the purchase of our common stock, which might depress our stock’s market price.

     If we are not able to partner with third parties to manufacture products incorporating our technology, our products may not achieve broad market acceptance.

     One of our business strategies is to partner with hardware or software manufacturers who will incorporate our software products with their own. Accordingly, our success will depend, in part, upon our ability to convince hardware and software companies and graphics device manufacturers to use our technology, and for these products to be commercially accepted. If these manufacturers do not utilize our technology in their products, many of our products may not achieve broad market acceptance.

     We expect to rely initially on a limited number of customers for a significant portion of our revenues; if any one of our customers does not purchase products or services from us, our revenues could decline significantly.

     Initially, we expect to derive a significant portion of our revenues from a relatively small number of customers and from the licensing of technology and software to third-parties for integration and/or bundling with their software and/or hardware products. The total number of these potential customers and third-parties is limited. As a result, if we fail to sell our products and services to one or more of these customers, or if a large customer purchases less of our products or services, defers or cancels orders, or terminates its relationship with us, our revenues could decrease significantly.

     We will incur increased costs as a result of being a public company.

     As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with our public company reporting requirements. For example, we will need to implement additional policies regarding internal controls and disclosure controls and procedures. We anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the Commission and national stock exchanges or associations, if we are able to list our common stock on such an exchange or association. We expect these rules and regulations will increase our legal and financial compliance costs and make some activities more time-consuming and costly. These rules and regulations may also make it more difficult for us to obtain director and officer liability insurance, which may make it more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers.

     If we are not able to protect our intellectual property, our business, results of operations and financial condition will be materially adversely affected.

     Our ability to compete and continue to provide technological innovation is substantially dependent upon our ability to develop new technology. We rely primarily on a combination of patents, trademark laws, copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology. Provisional patent applications by our employees are pending in the U.S. Patent and Trademark Office. We cannot assure you that patents will be issued from these or any future applications, or, even if issued that such patents would survive a legal challenge to their validity.

     The laws of many countries do not protect proprietary rights to as great an extent as do the laws of the United States. A significant amount of our intellectual property is the result of research and development occurring in Russia. Russian law regarding transfer and protection of intellectual property rights is not as well-developed as similar laws in the United States and we may not be able to adequately protect the intellectual property assigned to us or to our affiliates. We may not be able to obtain written assignments of intellectual property rights from all of the contributors and inventors in Russia who work for us. Our Russia-based animators, designers, engineers, programmers and scientists have no formal employment agreements with us. Patent assignments we obtain from these individuals may not grant us complete rights to the patent application and may be subject to dispute under Russian law.

     The steps we have taken and will take to protect our proprietary rights may not be adequate to prevent misappropriation of our proprietary information. Further, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Our competitors may also independently develop similar technology, which would impair any competitive advantage we obtain from our proprietary technology. If we fail to protect our intellectual property, our competitors could offer products that have the same technological innovations as ours do, which could significantly reduce demand for our products and services.

     If market leaders such as Intel Corporation or Microsoft, change the architecture of their products, our products may no longer be compatible with their technology and we may be required to spend time and money modifying our products so that they are compatible with such technology .

     Much of the personal computer industry accepts as standard Intel Corporation’s microprocessors and Microsoft’s operating systems. This gives Intel and Microsoft significant influence over the personal computer industry and over companies developing products using this architecture, such as ourselves. Any significant modifications Intel or Microsoft make to their products could cause our products to be incompatible with their technology. Such incompatibility would harm our business because we may have to remove our products from the market and we will have to expend resources to modify our products so that they are compatible with Intel’s and Microsoft’s technology. Any delay in obtaining information relating to modifications in the architecture of Intel’s or Microsoft’s technology could harm our business because we will not be able to modify our products so that they are compatible with this technology without such information.

     Malicious code such as worms and viruses could adversely affect our customers’ use of and satisfaction with our products, and harm our ability to sell our products.

     The files created by our software applications, even those with security features, are vulnerable to malicious acts such as computer hacking and embedding of viruses. Any vulnerability of our software to malicious code, either as a carrier or as a target, would reduce the commercial attractiveness of our products and harm our ability to earn revenue and profits, and could subject us to claims for damages from our customers.

     Planned expansion of our distribution channels will be expensive and may not succeed.

     We plan to distribute our initial products and services principally through direct sales to end-users. In the future, we may sell our products through distribution arrangements. The development of these indirect distribution channels will require the investment of significant resources, which could seriously harm our business if our efforts do not generate significant revenues. We may not be able to attract distributors who will be able to market our products and services effectively. The failure to recruit distributors who are able to market our products and services successfully could seriously harm the growth of our business.

     If our products are not significantly better than those of our competitors, we may not be able to generate demand for our products, which will adversely impact our ability to earn revenues.

     Despite testing of our software’s capabilities, we are uncertain of our software’s ability to support and solve some complex problems or manage a substantial number of users or large amounts of complex data. If our products do not perform significantly better than our competitors’ products, demand for our products and services may not develop and increase as we project. This could materially adversely affect our ability to earn revenues or profits.

     Sales of our products may be harmed if our target customers prefer products that run on Macintosh or Unix/Linux® platforms.

     We intend to offer end user-based products that run on Microsoft Windows®. We have no current plans to add products that run on Macintosh or Unix/Linux® platforms. Sales of our products could be harmed if our target end-users prefer products that run on Macintosh or Unix/Linux® platforms.

     If our products are defective, we could lose market share and incur significant costs to redesign, repair or replace any defective products.

     Products as complex as those we intend to offer may contain defects or failures. We have in the past discovered software defects in our testing and we may experience delays in introducing new products or lose revenues due to the time we may need to spend modifying our products to correct defects we discover in the future. Errors in our products or releases could result in loss of market share or failure to achieve market acceptance. We may be required to reimburse customers for costs to repair or replace the defective products. These costs could be significant and could adversely affect our business and operating results.

     We may be unable to develop and introduce new software products and enhancements in a timely manner, which could materially adversely affect our ability to earn revenues and profits.

     The market for multi-dimensional solid and surface modeling software is characterized by evolving industry standards, rapid technological change and frequent new product introductions and enhancements. Our success will depend in large part upon our ability to adhere to and adapt our products to evolving multi-dimensional graphics protocols and standards. We will need to develop and introduce new products that meet changing customer requirements and emerging industry standards on a timely basis. We have experienced delays in developing and introducing new software products and we may encounter such delays in the future as well. In addition products or technologies developed by others may render our then current products and services obsolete or noncompetitive, which would shorten the life-cycle of our products.

     We anticipate our operating results will vary from quarter to quarter, which could cause the market price of our common stock to decline.

     We anticipate that many factors, some of which are beyond our control, may cause fluctuations in our operating results. These factors include:

•	new companies or products entering our target markets;

•	acceptance and reliability of new products introduced by us or other companies;

•	price competition;

•	delays in our introduction of new products;

•	changes in the mix of products and services available in our target markets;

•	the impact of changing technologies; and

•	general economic conditions.

     Fluctuations in operating results may negatively affect the price of our securities. Our operating results may fall below the expectations of public market analysts or investors. If this occurs, the market price of our common stock is likely to decrease.

     The market price of our common stock may be volatile.

     Several factors may cause significant volatility in the market price of our common stock, including our very short financial history and the resulting lack of information about our operations and prospects. Additional factors that may have a significant impact on the market price of our common stock, some of which we have no control over, include:

•	our perceived value in the securities markets;

•	future announcements concerning developments affecting our business or those of our competitors, including the receipt of substantial orders for products;

•	overall trends in the stock market;

•	the impact of changes in our results of operations, our financial condition or our prospects on the perception of our company in the securities markets;

•	changes in recommendations of securities analysts; and

•	sales or purchases of substantial blocks of stock.

     An active, liquid trading market for our common stock may never develop.

     Our efforts to cause our common stock to be quoted on the Over-the-Counter Bulletin Board may not be successful, in which case there will be no trading market for our common stock. Even if our common stock is quoted on the Over-the- Counter Bulletin Board, an active trading market for our common stock may not develop. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active.

     Intellectual property litigation by or against us could cause us to incur significant expenses.

     Our markets are characterized by frequent litigation concerning intellectual property rights. We expect that we will be increasingly subject to infringement claims as the number of competitors who are developing multi-dimensional solid and surface modeling software grows and products in different industry segments overlap. In particular, the three-dimensional graphics semiconductor market, which is one of our target markets, has been characterized recently by the aggressive pursuit of intellectual property positions. Also, from time to time, we hire or retain employees or consultants who have worked for independent software vendors or other companies developing products similar to those we offer. Prior employers of these employees may claim that our products are based on their products and that we have misappropriated their intellectual property. We currently do not have liability insurance to protect against the risk that our licensed third-party technology infringes the intellectual property of others. We may agree to indemnify some customers for claims of infringement arising out of sale of our products. Any claims brought against us relating to our intellectual property, regardless of their merit, could seriously harm our ability to develop and market our products and manage our day-to-day operations because the claims could:

•	be time consuming and costly to defend;

•	divert management’s resources and attention;

•	cause product shipment delays;

•	require us to redesign our products; or

•	require us to enter into costly royalty or licensing agreements.

     Similarly, claims that we may bring for infringement of our proprietary rights could materially adversely affect our results of operations due to the time and money we might have to spend pursuing these claims and the resulting diversion of management’s resources and attention.

     End-users may pirate our software, which will decrease the amount of revenues we earn.

     Software piracy is common within many of our target markets. We believe that a large number of copies of our software products will be used illegally by end-users. This would decrease our revenue and potential customer base and could have a material adverse effect on our results of operations.

     We are subject to risks associated with software engineering in a foreign country.

     We currently do not have a direct ownership interest in the entity that employs the scientists, engineers and programmers in Ekaterinburg, Russia who represent the majority of our product development team. In addition, our reliance on foreign-based programming services puts us at risk of:

•	changes in, or impositions of, legislative or regulatory requirements regarding our products or the technology upon which they are based, in both the United States and Russia;

•	delays resulting from difficulties in obtaining export licenses for technology;

•	experiencing management communication difficulties due to distance, time differences and international communication system failures;

•	imposition of tariffs, currency restrictions, quotas and other trade barriers;

•	longer product delivery cycles and decreased efficiency in communication among our development team;

•	increased administrative expenses and legal costs; and

•	other occurrences beyond our control, including acts of terrorism, that may delay or prohibit efficient communication among our development team.

     We also are subject to general risks of doing business in a foreign country, such as civil unrest, governmental changes and restrictions on the ability to transfer capital across borders, in connection with our international outsourced software development relationship.

     If we are not able to rely on equity compensation to attract key talent, we may not be able to recruit and retain qualified professionals.

     Competition for highly-qualified personnel, especially highly skilled software engineers and professionals with expertise in our industry, is intense. Our ability to grow will require us to recruit highly-qualified professionals. Due to proposed accounting rule changes regarding accounting treatment of stock options, we may be not be able to rely as much as we currently anticipate on equity compensation in order to recruit and retain highly skilled employees. If we are unable to recruit and retain talented employees, our business may be harmed.

     Our board of directors will have broad discretion to issue preferred and common stock; issuance of a class of stock with rights senior to our common stock may cause the market price of our common stock to decline and issuance of additional shares of common stock will dilute your interest in our company.

     Following the Merger, our board of directors will be authorized to issue 150,000,000 shares of preferred stock without any vote or action by our stockholders. The board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, and restrictions of any series of preferred stock, including:

•	dividend rights and rates;

•	conversion rights;

•	voting rights;

•	terms of redemption;

•	redemption prices;

•	liquidation preferences; and

•	the number of shares constituting a series or the designation of such series.

     The issuance of preferred stock may adversely affect the market price of the common stock and the voting rights of the holders of common stock.

     Subject to the requirements of Delaware corporate law, our board of directors has the discretion to issue additional shares of our common stock which may dilute your interest in our company.

     Penny stock sales rules may adversely affect the market price of our common stock.

     The Securities Exchange Commission has adopted regulations that generally define penny stock to be equity securities that have a market price of less than $5.00 per share. Designation as a penny stock imposes additional sale practice requirements on broker/dealers that sell such securities to persons other than established customers and institutional accredited investors. For transactions covered by these regulations, a broker/dealer must make a special suitability determination about the purchaser and have received the purchaser’s written consent to the transaction prior to sale. These regulations may restrict the ability of brokers, dealers and investors to sell our common stock.

Future sales of shares of our common stock, including shares of common stock by our insiders, may depress the price of our common stock.

     Following the Merger, we will have 100,000,000 shares outstanding, and we have no lock-up agreements with our stockholders that would limit their selling activity for a period of time after when we may commence trading. Any sales of a substantial number of shares of our common stock, or the perception that those sales might occur, may cause the market price of our common stock to decline. We cannot assure you that, if and when our stock begins trading, our stock price will increase, or excessive selling pressure would not adversely affect our share price.

We do not intend to pay dividends.

     We have never declared or paid any cash dividends on our capital stock and do not intend to pay cash dividends in the foreseeable future. We intend to invest our future earnings, if any, to fund our growth. Therefore, you will not receive any distributions with respect to your stock prior to selling it. We also cannot assure you that you will receive a return on your investment if and when you do sell your shares or that you will not lose the entire amount of your investment.

FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements.

     Forward-looking statements are not statements of historical fact but rather reflect our current expectations, estimates and predictions about future results and events. These statements may use words such as “will,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “predict,” “project” and similar expressions as they relate to us or our management. When we make forward-looking statements, we are basing them on our management’s beliefs and assumptions, using information currently available to us. These forward-looking statements are subject to risks, uncertainties and assumptions, including but not limited to, risks, uncertainties and assumptions discussed in this prospectus. In the future our results of operations could be affected by various factors, including:

•	general economic or political conditions in any of the major countries in which we do business;

•	delays in development or shipment of our products or new versions of existing products;

•	difficulties in transitions to new business models or markets;

•	introduction of new products by existing and new competitors;

•	difficulties in implementing strategic alliances;

•	difficulties in establishing new distribution channels;

•	inability to attract and retain key personnel;

•	lack of market acceptance of new products, upgrades and services;

•	changes in demand for multi-dimensional solid and surface modeling software;

•	intellectual property disputes and litigation;

•	industry transitions to new business models;

•	renegotiation or termination of royalty or intellectual property licensing arrangements;

•	changes in accounting rules, such as expensing of stock options; and

•	changes in tax rates.

     If one or more of these or other risks or uncertainties materialize, actual results may vary materially from what we projected. Any forward-looking statement you read in this prospectus reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should consider the factors identified in this prospectus which would cause actual results to differ before making an investment decision. We do not intend to update any of the forward-looking statements after the date of this prospectus other than as required by law.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of up to 34,445,457 shares of common stock by the selling stockholders named in this prospectus.

DIVIDEND POLICY

     We have never paid or declared any cash dividends on our common stock. We currently intend to retain earnings, if any, to finance the growth and development of our business and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and other factors our board of directors deems relevant.

CAPITALIZATION

     The following table sets forth our capitalization at September 30, 2004:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to the Stock Split, Merger and Distribution.

     You should read this table in conjunction with our financial statements and related notes included elsewhere in this prospectus. See also “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Unaudited	Pro Forma
	Actual	As Adjusted
STOCKHOLDERS’ EQUITY (DEFICIENCY IN ASSETS)
Preferred stock ($.001 par value, 150,000,000 shares authorized and no shares issued and outstanding) (1)	$—	$—
Common stock ($.001 par value, 300,000,000 shares authorized and 100,000,000 shares issued and outstanding) (1)	1	100,000
Paid in capital	1,077,152	977,153
Deficit accumulated during the development stage	(1,487,975)	(1,487,975)

Total Stockholders’ equity (deficiency in assets)	$(410,822)	$(410,822)

(1) Actual preferred and common shares authorized of 5,000,000 and 10,000,000, respectively, and actual issued preferred and common shares are 0 and 1,000, respectively.

PRO FORMA FINANCIAL INFORMATION

     The following pro forma financial information presents (1) our pro forma unaudited statement of operations for the period from inception (October 28, 2003) through March 31, 2004, as if the Merger and the Stock Split occurred at inception, and our employment agreement with our chief executive officer and our consulting agreements with Dr. Novak and Mr. Zoi had been in effect since inception; (2) our pro forma unaudited consolidated statement of operations for the six months ended September 30, 2004 as if the Merger and the Stock Split occurred at April 1, 2004 and our employment agreement with our chief executive officer had been in effect since April 1, 2004; and (3) our pro forma unaudited consolidated balance sheet at September 30, 2004, as if the Merger and the Stock Split occurred on September 30, 2004. This unaudited pro forma information does not purport to represent what our financial position or results of operations would actually have been if these transactions had occurred on these dates, or to project our financial position or results of operations for any future date or period. This information should be read in conjunction with our historical financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AT SEPTEMBER 30, 2004

				Splinex
	Splinex	Pro		Technology
	Technology	Forma		Inc.
	Inc. (1)	Adjustments		Pro Forma
ASSETS
Current assets
Cash	$95,977			95,977
Prepaid expenses and other	2,674			2,674
Loans and advances to employees — current portion	25,974			25,974
Due from related parties	2,592			2,592

Total current assets	127,217			127,217
Property and equipment, net	59,308			59,308
Other assets	11,181			11,181
Loans to employees — long term portion	16,931			16,931

Total assets	$214,637			$214,637

LIABILITIES AND STOCKHOLDERS’ EQUITY
(DEFICIENCY IN ASSETS)
Current liabilities
Accounts payable	358,427			358,427
Accrued expenses	267,032			267,032

Total current liabilities	625,459			625,459
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY (DEFICIENCY IN ASSETS)
Preferred stock ($.001 par value, 150,000,000 shares authorized and no shares issued and outstanding) (8)	—			—
Common stock ($.001 par value, 300,000,000 shares authorized and 100,000,000 shares issued and outstanding) (8)	1	94,999	(3)	100,000
		5,000	(2)
Paid in capital	1,077,152	(94,999	)(3)	977,153
		145,000	(2)
		(150,000	)(2)
Deficit accumulated during the development stage	(1,487,975)			(1,487,975)

Total Stock holders’ equity (deficiency in assets)	(410,822)			(410,822)

Total liabilities and stockholders’ equity (deficiency in assets)	$214,637			$214,637

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
PERIOD FROM INCEPTION (OCTOBER 28, 2003) THROUGH MARCH 31, 2004

	Splinex	Pro		Splinex
	Technology	Forma		Technology Inc.
	Inc. (1)	Adjustments		Pro Forma
Expenses
Selling, General and Administrative:
Professional fees and consulting	$323,988	50,000	(6)	$373,988
Wages and benefits	238,006	114,583	(7)	352,589
Other selling, general and administrative	147,053			147,053

Total selling, general and administrative	709,047			873,630
Research and development expenses	113,800			113,800

Loss before income tax benefit	(822,847)			(987,430)
Pro forma income tax benefit	—	—	(4)	—

Pro forma net loss	$(822,847)			$(987,430)

Pro forma net loss per basic and fully diluted share	$(822.85)			$(0.01)

Weighted average shares outstanding	1,000			100,000,000

     UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2004

				Splinex
	Splinex	Pro		Technology Inc.
	Technology	Forma		Pro Forma
	Inc. (1)	Adjustments		Combined
Net sales	$24
Expenses
Selling, General and Administrative:
Professional fees and consulting	262,241			$262,241
Wages and benefits	241,040	114,583	(7)	355,623
Other selling, general and administrative	196,395			196,395

Total selling, general and administrative	699,675			699,675
Research and development expenses	443,645			443,645
Costs of merger and registration	344,678	(344,678	)(5)	—

Total expenses	1,487,999			1,143,321

Loss before income tax benefit	(1,487,975)			(1,143,321)
Income tax benefit	—	—	(4)	—

Net loss	$(1,487,975)			$(1,143,321)

Net loss per basic and fully diluted share	$(1,487.97)			$(0.011)

Weighted average shares outstanding	1,000			100,000,000

(1)	The column includes our historical balance sheet and our statement of operations for the periods indicated.

(2)	We and Ener1 have agreed to merge Ener1 Acquisition with and into us. Ener1 Acquisition has no assets or liabilities; the Merger will be recorded at the estimated fair value of the Merger Consideration at the date of the Merger, $150,000, and the transaction costs of up to $150,000 to be paid by Ener1 will be recorded as a reduction of paid in capital as issuance costs.

(3)	Adjustment to reflect the Stock Split.

(4)	Income taxes have been adjusted to reflect the tax effects of losses on a pro forma basis using an effective income tax rate of 34%. The loss would generate a deferred tax asset of approximately $335,000 and $388,000 for the period from inception through March 31, 2004 and the six months ended September 30, 2004, respectively, which would be completely offset by a valuation allowance.

(5)	To eliminate costs of the Merger and registration of the Distribution. Costs of the transaction are not considered in the pro forma statement of operations. Costs as of September 30, 2004 include estimated legal expense of $183,901, audit fees of $105,774, printing and other costs of $55,000 and the Commission filing fee of $3.

(6)	To reflect expenses incurred in connection with consulting agreements with Dr. Novak, our director, and Mr. Mike Zoi, a related party, as if these agreements had been in effect since inception at October 28, 2003.

(7)	To reflect expenses incurred in connection with our employment agreement with our Chief Executive Officer as if this agreement had been in effect since inception at October 28, 2003.

(8)	Actual preferred and common shares authorized of 5,000,000 and 10,000,000, respectively, and actual issued preferred and common shares are 0 and 1,000, respectively.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following tables set forth selected financial results for Splinex Technology Inc. for the periods indicated. The statement of operations data and balance sheet data for and as of the period ended March 31, 2004, are derived from financial statements audited by Kaufman, Rossin & Co., independent public accountants, and are included elsewhere in this prospectus. The consolidated statement of operations data and balance sheet data for and as of the six months ended September 30, 2004 are derived from unaudited financial statements included elsewhere in this prospectus. You should read the data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes appearing elsewhere in this prospectus. The historical results and the results for the interim period are not necessarily indicative of results to be expected during the remainder of the fiscal year or for any future period.

	Period from
	inception	Unaudited
	(October 28, 2003)	Consolidated
	through	Six months ended
Statement of Operations Data	March 31, 2004	September 30, 2004
Net sales	$—	$24
Expenses
Selling, General and Administrative:
Professional fees and consulting	323,988	262,241
Wages and benefits	238,006	241,040
Other selling, general and administrative	147,053	196,395

Total selling, general and administrative	709,047	699,675
Research and development expenses	113,800	443,645
Costs of merger and registration	—	344,678

Total expenses	822,847	1,487,999

Loss before income tax benefit	(822,847)	(1,487,975)
Income tax benefit (pro forma for the period from Inception (October 28, 2003) through March 31, 2004)	—	—

Net loss (pro forma for the period from Inception (October 28, 2003) through March 31, 2004)	$(822,847)	$(1,487,975)

Net loss per basic and fully diluted share (pro forma for the period from Inception (October 28, 2003) through March 31, 2004)	$(822.85)	$(1,487.97)

Weighted average shares outstanding	1,000	1,000

Pro forma net loss (1)	$(987,430)	$(1,143,321)

Pro forma net loss per share (1)	$(987.43)	$(1,143.32)

		Unaudited
		Consolidated
Balance Sheet Data	At March 31, 2004	At September 30, 2004
Cash and cash equivalents	$165,413	$95,977
Total assets	234,692	214,637
Total liabilities	207,539	625,459
Stockholders’ equity (deficiency in assets)	27,153	(410,822)

(1) Pro forma net loss and pro forma net loss per share give effect to consulting and executive officer employment agreements as if the agreements had been in effect for the entire period, the elimination of expenses in connection with the Merger and registration of the Distribution and the pro forma income tax effect of these pro forma adjustments.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our condensed consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

     Splinex develops, licenses and services software that enables the generation, manipulation, viewing and image-based searching of complex, multi-dimensional mathematical objects and information. We believe end-users of our software products, such as mathematicians, scientists, graphic designers or digital artists working on complex graphical three dimensional problems will experience greater productivity through improved interaction with, enhanced visual representation and faster manipulation of and greater technical and artistic precision in representing, multi-dimensional mathematical objects and information.

     How we expect to earn our revenues

     We have earned minimal revenue of $24 since inception through September 30, 2004. We expect to derive revenues by licensing our end-user, enterprise and embedded products, and providing related services.

     We will design our end-user products primarily for professional end-users of digital content creation and management software. Digital content creation and management software enables the creation or modification of digital content, such as animation, audio, graphics, images or video, as part of the production process before presentation in its final medium Our end-user customers will use our products as plug-ins, or add-ons, to existing software or as stand-alone applications.

     We intend to license original equipment manufacturer, or “OEM”, products to businesses that will bundle, or combine, our software with image capture devices such as digital cameras and laser radar scanners and third-party software.

     We will design embedded products for bundling with chipsets or components by semiconductor companies who manufacture graphics processing units for gaming, imaging and related uses.

     Generally, we will charge our customers a license fee for every copy of our software that is used by a different person or included in a final manufactured device. End-user customers will generally pay a one time license fee and can elect to purchase support and updates. We expect licensing terms and conditions for OEM customers will vary.

     We expect to derive services revenues from fees for maintenance services, such as telephone and online support and provision of software updates to our products on a when and if available basis, as well as from professional services, which will be billed on both a time and materials and fixed price contract basis. These professional services will be designed to assist our customers with the design and development of a completed device, application or semiconductor component.

     Our licensing models

     We expect to license the majority of our end-user software products on a perpetual basis. Under this model, our customers will pay an initial license fee together with an annual maintenance fee, which will be based on a flat annual fee or a fixed percentage of the total licensing fees. The terms of the perpetual license for our software will restrict the customer’s use to a specific product, location or project, such as the software product AutoCAD®, a customer location or a project associated with a new device. We will recognize the majority of revenue we receive from perpetual licenses in the quarter in which the products are delivered. We will defer a much smaller amount of revenue attributable to the fair value of maintenance services and recognize this amount subsequently over the maintenance period.

     We will also offer to license, which will include an annual subscription-based production license, and eliminate the traditional “product,” “project” and “site” restrictions. These licenses may also include rights to a combination of development tools, an operating system and various protocols and interfaces. At the end of the subscription period, the customer’s rights under the license expire unless renewed. We will recognize revenue from enterprise licenses ratably over the subscription period. As a result, we will recognize lower current-quarter revenue for sales of enterprise licenses than for sales of perpetual licenses.

     We expect the percentage of software that we license under enterprise licenses will slowly increase over time. We believe enterprise licenses will enable us to increase the number of our customers’ employees licensing our products at a lower cost per employee, and, because our products will be more widely used, may also provide us with an opportunity to increase other revenues such as professional services revenues.

     Our ability to earn revenues and profits by selling enterprise licenses will depend upon our ability to educate our potential customers about the value of an enterprise license and to negotiate and close transactions with these customers on terms which are mutually agreeable. Our revenues and profits will also depend on our ability to negotiate up front fees that are sufficient to offset the loss of prospective per device, per product or per project/site license fee revenues. If the additional upfront fees are not sufficient to offset the loss of this revenue, our future earnings could be adversely affected.

Critical accounting policies and estimates

     General

     Management’s discussion and analysis of our financial condition and results of operations are based upon our financial statements, which were prepared in accordance with accounting principles generally accepted in the United States, or “GAAP.” GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Note 1, “Summary of Significant Accounting Policies” of the notes to the financial statements describes our significant accounting policies. These policies will be reviewed regularly by senior management and the audit committee of our board of directors.

     An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our financial statements. The accounting policies and estimates that we believe will be most critical to an understanding of our financial results and condition are those related to revenue recognition.

     Revenue recognition

     We expect to recognize revenues, net of sales returns and other allowances, from three sources: product revenues, subscription revenues and service revenues.

     Product revenues will consist of revenues from end-user licenses (sometimes referred to as royalties) and fees for stand-alone software and technology under time-based or perpetual licenses.

     Subscription or enterprise revenues will primarily consist of revenues from enterprise licenses. The licenses will have a limited term, typically 12 months. Enterprise licenses generally will not allow the right of return or sales price adjustments. However, end-user license agreements and terms of sales may permit the right of return pursuant to consumer protection laws. We will make significant management judgments and estimates in connection with the revenues recognized in any accounting period. We must assess whether the fee associated with a revenue transaction is fixed or determinable and whether or not collection is probable and, for fixed-price contracts, make estimates of costs to complete. Material differences could result in the amount and timing of revenues for any period if management were to make different judgments or utilize different estimates.

     Service revenues will consist of fees from professional services, which will include fees for software development services, software maintenance contracts and customer training and consulting services.

     We will recognize revenues in accordance with Statement of Position or “SOP” 97-2, “Software Revenue Recognition,” as amended, SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” and Staff Accounting Bulletin or “SAB” 104, “Revenue Recognition.” We will recognize revenues when persuasive evidence of an arrangement exists, delivery has occurred, the vendor’s fee is fixed or determinable and vendor-specific objective evidence exists for all undelivered elements of the arrangement and collection is determined to be probable.

     1. Persuasive evidence of an arrangement exists. We do not intend to recognize revenue unless we have a non-cancelable contract or contracts and a customer purchase.

     2. Delivery has occurred. Product revenues for software and hardware will be recognized at the time of shipment or upon the delivery of a product master, which is a master version of the product suitable for duplication or replication, with standard transfer terms of FOB shipping point. Delivery will not be considered to have occurred unless all products and services that are essential to the functionality of the product have been delivered. If evidence of fair value of all undelivered elements exists, we will recognize revenue using the residual method. Under the residual method, the recognition of fair value of the undelivered elements is deferred until they are delivered and the remaining portion of the arrangement fee is recognized as revenue.

     We will recognize revenues from subscription-based licenses ratably over the term of the agreement.

     Our enterprise licenses will require that we deliver unspecified future updates and upgrades within the same product family during the subscription term. Accordingly, we will recognize fees from enterprise licenses ratably over their term.

     Sales of products to distributors, original equipment manufacturers, system integrators and value-added resellers will be recognized either at the time the risks of ownership have transferred or upon receipt of production reports prepared by the reseller related to the sale of product to an end-user, depending on our historical experience with these customers.

     Professional services will be separately priced and segmented from commercial licenses, are generally available from a number of suppliers and will not typically be essential to the functionality of our software products. We will recognize revenue from these services separately from the license fee because the arrangements qualify as “service transactions” as defined by SOP 97-2. Generally, revenue from time-and-materials consulting contracts will be recognized as services are performed.

     In some circumstances, we may perform development and application services for a customer under a fixed price contract where the work is performed over an extended period of time with established performance milestones. If we enter into such a long-term, fixed-price contract, we will record revenue on the percentage of completion method. If increases in projected costs-to-complete are sufficient to create a loss under the contract, the entire estimated loss will be charged to operations in the period the loss first becomes known. The complexity of the estimation process and judgments related to the assumptions, risks and uncertainties inherent with the application of the percentage-of-completion method of accounting will affect the amounts of revenue and related expenses that we will report in our financial statements. A number of internal and external factors can affect our estimates, including labor rates, utilization, changes to specification and testing requirements and collectibility of unbilled receivables.

     We will recognize service revenues from software maintenance, support and update fees ratably over the contract period, which will typically be 12 months. Service revenues from training and consulting will be recognized when the services are provided.

     3. Collection is probable. We will assess the probability of collection based on a number of factors, including our past transaction history with the customer and the creditworthiness of the customer. New customers and some existing customers will be subject to a credit review process that evaluates each customer’s financial position and ultimately its ability to pay according to the original terms of the arrangement. Based on our review process, if we determine from the outset of an arrangement that collection of the resulting receivable is not probable, then we will recognize revenue on a cash-collected basis.

     4. Estimating sales returns, other allowances, and allowance for doubtful accounts. We will record estimated reductions in revenue for potential returns of products by customers and other allowances. Management will estimate potential future product returns and other allowances related to current period product revenue. In making such estimates, management will analyze historical returns, current economic trends and changes in customer demand and acceptance of our products. If management were to make different judgments or utilize different estimates, material differences in the amount of our reported revenue could result.

     Similarly, management will estimate the non-collectibility of accounts receivable, and will analyze accounts receivable and historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment terms, when evaluating the adequacy of the allowance for doubtful accounts. In addition to the identification of individual specific doubtful accounts receivable, we will provide allowances for other accounts receivable based on our experience. If management were to make different judgments or utilize different estimates, it could result in material differences in the amount of our reported operating expenses.

Results of operations for the period from inception through March 31, 2004 and the six months ended September 30, 2004

     We were organized under the laws of the State of Delaware to conduct the business and operations of Splinex, LLC, our “Predecessor”. Effective April 1, 2004, Splinex, LLC reorganized as a corporation and, as a result, contributed its assets and liabilities and operations to us under a contribution agreement (the “Contribution Agreement”). Our financial statements include the accounts of Splinex Technology Inc. and our Predecessor, and all material inter-company transactions have been eliminated. We began activity October 28, 2003 (inception).

     Several factors exist that raise significant doubt as to our ability to continue operating as a going concern. These factors include our history of net losses and the facts that our company is in the development stage and we have earned minimal revenues to date. Our independent auditor’s report on our financial statements for the period from inception (October 28, 2003) through March 31, 2004 contains an explanatory paragraph about our ability to continue as a going concern. In the absence of attaining profitable operations and achieving positive cash flows from operations or obtaining significant additional debt or equity financing, we will have difficulty meeting current and long-term obligations.

     Since inception, we have operated in a development phase typical of a software company and have focused on completing products and securing intellectual property rights while we develop relationships with potential customers. We had minimal revenues from inception through September 30, 2004.

     From inception to March 31, 2004, we incurred an operating loss of $822,847. We had no revenue for the period from inception through March 31, 2004. Our total expenses of $822,847 included $323,988 for professional and consulting fees, $238,006 for selling, general and administrative wages and benefits, $147,053 for other selling, general and administrative costs and $113,800 for research and development. Professional and consulting fees included $76,921 for patent, immigration and general legal expenses; $90,889 for executive search fees; $40,000 for audit fees; $33,333 for consulting fees paid to a director, Dr. Novak and a related party, Mr. Mike Zoi; and $82,845 in consulting fees paid for marketing, administration and finance professionals. Other selling, general and administrative costs include rent of $20,714, employee relocation costs of $28,245, computer expenses of $12,510 and travel expenses of $25,935.

     We incurred losses of $1,487,975 in the six months ended September 30, 2004. We had revenue of $24 for the six months ended September 30, 2004. Our total expenses of $1,487,999 included $262,241 for professional and consulting fees, $241,040 for selling, general and administrative wages and benefits, $196,395 for other selling, general and administrative costs, $443,645 for research and development costs and $344,678 of expenses related to the Merger and registration of the Distribution. Professional and consulting fees included costs of $28,012 for legal expenses, of which $17,170 was paid to reimburse Ener1 Group for the services of its general counsel; $20,000 for audit fees; $100,000 for consulting fees paid to a director, Dr. Novak and a related party, Mike Zoi; $75,015 for executive recruiting fees related to our search for a chief executive officer; and $31,903 in consulting fees paid for marketing, administration and finance professionals. Other administration costs include rent of $29,961, outsourced web site and computer servicing costs of $56,486 and travel and related costs of $35,207. Related parties reimburse us for the time spent by one of our employees for patent and research work; as a result, our administrative and research and development wages and benefits are net of reimbursements of $22,440 and $27,360, respectively.

     Historically, we have outsourced the majority of our research and software development services to Russian-based scientists and programmers. From inception through March 31, 2004, our research and development expenses consisted primarily of payroll and related expenses for these Russia-based programmers and administrative costs, which include rent and related facility costs, computer-related expenses such as personal computers, software and related supplies and equipment. During fiscal 2004, we outsourced programming work to 27 scientists and programmers in Russia. Between March 2004 and August 2004, five of these Russian scientists and programmers moved to the United States and began working in our Florida offices as our employees. Research and development expenses of $113,800 for the period from inception through March 31, 2004, represent payments for wages and administration of our Russian-based operations.

     Research and development expenses for the six months ended September 30, 2004 of $443,645, include $144,000 of payments for wages and administration of our Russian-based programmers, $193,372 for wages and benefits paid to U.S. based programmers and $77,091 for software consultants. The wages and benefits of our U.S. based research and development department are currently approximately $623,000 on an annualized basis. Our Russia based programming costs are currently approximately $288,000 on an annualized basis. We expect both of these expenses to increase substantially in the future as development activities increase.

     Costs incurred in connection with the Merger and registration of the Distribution include legal expenses of $183,901, audit fees of $105,774, estimated printing and other costs of $55,000 and the Commission filing fee of $3.

     Our administrative expenses will increase substantially as we build our corporate infrastructure and hire executive management. At March 31, 2004, we employed seven employees in our Florida headquarters. We have entered into consulting agreements with two related parties, one of whom is our director and former President, Dr. Novak. We paid the consultants $33,333 during the period from the date we entered into these contracts through March 31, 2004. If the consulting agreements had been in effect since inception, the pro forma consulting expenses would have been $83,333 for the period from inception through March 31, 2004. The pro forma annual aggregate costs of these contracts are $200,000. We retained the services of a chief financial officer on June 1, 2004 at an annual salary of $110,000 plus eligibility for an annual performance bonus of up to 50% of his salary. In September 2004, we retained the services of a chief executive officer at an annual salary of $275,000, plus eligibility for an annual performance bonus of up to 100% of his salary. No salary expense for our chief executive officer is included in the statement of operations for the period from inception through March 31, 2004, and one month of salary was included for the six months ended September 30, 2004. If our chief executive officer had been employed since inception, the salary expense for the period from inception through March 31, 2004 would have increased by $114,583 and the salary expense for the six months ended September 30, 2004 would have increased by $114,583. Also, once we become a publicly-traded company, we expect our legal and accounting costs will increase in connection with compliance with our Exchange Act reporting requirements, and we expect our investor relations and communications costs will also increase.

     Selling and marketing expenses consist primarily of advertising and other marketing related expenses, compensation-related expenses, sales commissions and travel costs. Sales and marketing costs will commence during fiscal 2005, and are expected to be a significant percentage of revenues in future years as we develop our products. We believe selling and marketing expenses in absolute dollars will increase significantly in the short-term.

Liquidity and capital resources

     At September 30, 2004, we had negative working capital of $498,242, and cash of $93,468. Negative working capital includes $305,995 of unpaid expenses related to the Merger.

     In accordance with the funding provisions of the Splinex, LLC operating agreement, two of the members of Splinex, LLC were required to contribute capital aggregating up to $2,000,000 to Splinex, LLC. Splinex LLC contributed these capital contributions to us. We have received aggregate capital contributions since inception through October 4, 2004 of $2,000,000. We received capital contributions of $850,000 from inception through March 31, 2004, $1,050,000 during the six months ended September 30, 2004, and $100,000 on October 4, 2004. The members of Splinex, LLC are not obligated to make any additional capital contributions to Splinex, LLC.

     In November and December 2004, Ener1 Group, Inc. loaned us $200,000 to fund our working capital needs. These loans bear interest at an annual rate of 5% and must be repaid by the earlier of February 21, 2005 or five business days after we receive an aggregate of $1,250,000 from the following sources: (1) amounts borrowed under the Revolving Loan Agreement, (2) any private investment in our company or (3) our revenues.

     Under the Revolving Loan Agreement, we may borrow and reborrow amounts up to $2,500,000 upon our request, at an annual interest rate of 5%. We will be able to borrow funds under this agreement during the period from the Closing Date through July, 2005. All outstanding principal and interest under this agreement must be repaid on the second anniversary of the first disbursement of funds under the revolving loan agreement. The maximum loan amount will be reduced dollar-for-dollar by the cumulative gross proceeds we receive after the Merger from the sale of our equity or debt securities or from any loans or other credit facilities extended to us.

     We need to raise additional funds to finance our operations or reduce operating costs, including payroll, consulting fees, and payments for our Russian operations, until such time as we complete the Merger and we are first able to borrow funds under the revolving loan facility. At our current rate of expenditure, assuming that the Merger was consummated on December 1, 2004, the funds that will be available to us following the Merger under the Revolving Loan Agreement would be sufficient to fund our operations for the next eight months. We may accelerate our product development and marketing activities, which will increase our operating costs; in such event, the funds that will be available to us following the Merger under the Revolving Loan Agreement would be sufficient to fund our operations for the following five months. Our independent auditor’s report on our financial statements for the period from inception (October 28, 2003) through March 31, 2004 contains an explanatory paragraph about our ability to continue as a going concern. In the absence of attaining profitable operations and achieving positive cash flows from operations or obtaining significant additional debt or equity financing, we will have difficulty meeting current and long-term obligations.

     Prior to April 1, 2004, we operated through Splinex, LLC as a limited liability company. On April 1, 2004, Splinex, LLC contributed all of its assets, liabilities and operations to us. Under SEC Staff Accounting Bulletin Topic 4 (B), the undistributed earnings (losses) of Splinex, LLC were treated as a constructive distribution to the members of Splinex, LLC followed by a capital contribution to Splinex Technology. On April, 1, 2004, the effective date of the Contribution Agreement, we reclassified the accumulated deficit to date of $822,847 to additional paid in capital.

     We have no material planned capital expenditures at September 30, 2004.

     We do not have material exposure to market risks associated with changes in interest rates related to cash equivalent securities held at September 30, 2004.

     Off-balance sheet arrangements

     At September 30, 2004, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Recent accounting pronouncements

     In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, service and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this Statement did not have a material impact on our financial statements.

     In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123.” SFAS 148 amends FASB Statement No. 123, “Accounting for Stock Based Compensation” and provides alternative methods for accounting for a change by registrants to the fair value method of accounting for stock-based compensation. Additionally, SFAS 148 amends the disclosure requirements of SFAS 123 to require disclosure in the significant accounting policy footnote of both annual and interim financial statements of the method of accounting for stock-based compensation and the related pro-forma disclosures when the intrinsic value method continues to be used. The statement is effective for fiscal years beginning after December 15, 2002, and disclosures are effective for the first fiscal quarter beginning after December 15, 2002. Currently, we plan to account for our stock-based compensation using the intrinsic value method.

     In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” In December 2003, the FASB issued FIN 46R, a revision to FIN 46. FIN 46R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46R requires disclosures about variable interest entities that the Company is not required to consolidate, but in which it has a variable interest. The consolidation requirements apply to existing entities in the first reporting period that ends after March 15, 2004. The adoption of this Statement did not have a material impact on our financial statements.

     In April 2003, the FASB issued SFAS No. 149, which amends SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” The primary focus of this Statement is to amend and clarify financial accounting and reporting for derivative instruments. This Statement is effective for contracts entered into or modified after June 30, 2003. Adoption of SFAS No. 149 did not have a material impact on our financial statements.

     In May 2003, the FASB issued SFAS No. 150, “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous pronouncements, issuers could account for as equity. The new accounting guidance contained in SFAS No. 150 requires that those instruments be classified as liabilities in the balance sheet. SFAS No. 150 affects the issuer’s accounting for three types of freestanding financial instruments; 1) mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets; 2) put options and forward purchase contracts, which involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and 3) obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares. This Statement shall be effective for financial instruments entered into or modified after May 31, 2003 and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 did not have a material impact on our financial statements.

     In December 2003, the Securities and Exchange Commission staff (“SEC”) issued Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition,” which supersedes Staff Accounting Bulletin No. 101 (“SAB 101”), “Revenue Recognition in Financial Statements.” The primary purpose of SAB 104 is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements and to reflect the accounting guidance issued in Emerging Issues Task Force 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” Additionally, SAB 104 rescinds the SEC’s “Revenue Recognition in Financial Statements Frequently Asked Questions and Answers” (“the FAQ”) issued with SAB 101. Selected portions of the FAQ have been incorporated into SAB 104. The adoption of SAB 104 did not have an effect on our revenue recognition policy or recorded revenues.

BUSINESS

     While we intend to operate our business as described in this prospectus, we are a new company with a limited operating history. As we further develop our products and grow our business, our experience and changes in market conditions and other factors outside our control may require us to alter our market focus and anticipated methods of conducting our business.

Overview

     Splinex develops, licenses and services software that enables the generation, manipulation, viewing and image-based searching of complex, multi-dimensional mathematical objects and information. We believe end-users of our software products, such as mathematicians, scientists, graphic designers or digital artists working on complex graphical three dimensional problems will experience greater productivity through improved interaction with, enhanced visual representation and faster manipulation of, and greater technical and artistic precision in representing, multi-dimensional mathematical objects and information.

     We refer to objects that are displayed using more than one “coordinate”, as explained below, as multi-dimensional. Two dimensional objects have length and width. Simple three dimensional objects like a cube add the dimension of depth to show the effect of solidity. These three values are often referred to as “x, y and z” coordinates. A complex object, such as a mathematical model of a tornado, may require the display of additional coordinates such as intensity, momentum or time to accurately depict the object..

     We plan to develop and license a range of products including discrete computer software programs for personal computers and business software systems, as well as embedded software that is coupled with hardware or electronic devices such as graphic processing units, which we refer to as “GPUs”. Our software products will be based on proprietary mathematical algorithms, which are a series of mathematical equations, and techniques in areas ranging from file format conversion to image search methodologies. To accelerate commercial acceptance of our products and their integration with existing third-party software, we plan to design our products to work within the framework of widely adopted industry standards for 3D graphics. Industry standards, such as those published in the Open Graphics Library, which are referred to as “OpenGL”, create consistent processes and interfaces for managing graphics software problems. Open GL is a widely adopted industry standard for managing 3D graphics.

     We have a range of products in various stages of development, testing and deployment, including the following:

     1. Splinex Approlab™: Splinex Approlab is an interactive 3D surface modeling and viewing software program designed primarily for use by scientists and mathematicians. Surface modeling creates an exterior view of a 3D object. For some applications, Approlab™ enables improved 3D representation of complex mathematical formulas and manipulation of complex mathematical models, such as 3D surface modeling problems, created with popular third-party scientific, mathematical and engineering software programs.

     2. Splinex VoxelMotion™: VoxelMotion™ is a 3D solid modeling and 3D image conversion software program that we are developing. Solid modeling creates exterior and interior views of a 3D object. VoxelMotion is based on voxels, or volume elements, which are the three-dimensional equivalent of a two-dimensional picture element. The continuing decline in the costs of capturing existing environmental 3D data using specialized digital image capture devices such as digital cameras and laser radar scanners have resulted in a significant increase in the volume of 3D imaging data gathered for surveying, geographical information systems, metrology, which is the science of measurement, medical imaging, graphic design, digital art, animation and other uses. The growth in the volume of 3D image data being generated from scanning has, in turn, generated demand for improved ways of viewing and manipulating 3D image data. VoxelMotion™ addresses this demand by facilitating the visualization and manipulation of complex 3D image data files.

     3. Splinex enterprise products: We are investigating the demand for software products that may be derivatives of VoxelMotion™ and/or Approlab™ and also coupled with other proprietary algorithms. These future products may be of interest to businesses or to third party software vendors that currently license digital content creation or information management software to organizations with 3D image capture, storage, viewing, cataloging and searching requirements.

     In July 2004 we released a version of Splinex Approlab™ designed to be used with Mathematica®, a scientific and mathematical computing software product. In the same quarter, we also released versions of two 3D digital art products, Splinex Kaleidoscope™ and Splinex VoxelArt, the latter of which is a derivative product based upon the architecture of Approlab™ These are the only products we currently offer for sale and they have generated minimal revenues to date. These products are only available for sale through our website. We are not presently actively marketing these products. We plan to release a new version of Approlab™ for Mathematica in early 2005, at which time we currently anticipate that we will significantly increase our sales and marketing activities relating to this product.

     We intend to market and license our software products to end-users and businesses in the graphic design, animation, mathematical/scientific computing, image management, digital art and, potentially, consumer markets. We intend to sell our products through a variety of distribution channels including the Internet, distributors, value-added resellers, system integrators, independent software vendors and original equipment manufacturers (OEM). Depending on the specific market and product, we anticipate offering our products as stand-alone software or as, plug-ins for other applications, or licensing our software to other software vendors for integration with their applications. We may also license our software or technology to hardware manufacturers such as graphics device manufacturers for inclusion with their products.

     We were incorporated in Delaware in February 2004 to conduct the business and operations of Splinex, LLC. Effective April 1, 2004, Splinex, LLC reorganized as a corporation and, as a result, contributed its assets, liabilities and operations to us. We began activity October 28, 2003. Our principal executive offices are located at 550 W. Cypress Creek Road, Suite 410, Fort Lauderdale, Florida 33309. Our telephone number is (954) 660-6565 and our website is www.splinex.com.

Our Technology

     Our software is based upon proprietary mathematic algorithms developed by, or on behalf of, our company. It is intended to address workflow problems that have long been associated with the use, including the creation, manipulation, editing and rendering, of 3D graphics for digital content creation and with the related need to manage 3D information. We believe our software will enable more precise and rapid display of 3D surface and solid models, including models based on natural and synthetic data sources. For the end-user of our products, this may mean faster results with greater levels of accuracy while requiring less expensive computer hardware than presently required.

     Two of the key underlying technologies in our products involve splines, which are mathematically-defined curved lines connecting one or more points, and a new use of an existing technology known as voxels. A “voxel,” or volume element, is the three-dimensional equivalent of a two-dimensional picture element, or pixel. Voxels can be used to represent 3D solid objects as solid models. Each element of space represented by a voxel is generally considered to be either “full” or “empty.” Voxels can be assigned colors and lighting characteristics. Voxels can be used to represent virtually anything, from human skulls in medicine to complete virtual three-dimensional worlds.

     Using the technology underlying Splinex Approlab™, 3D surface models are initially viewed and manipulated using our proprietary spline methods and are subsequently converted by our software to polygons when the end-user needs to perform rapid animation functions. This results in more rapid and precise viewing of 3D surface models.

     Today, most 3D surface modeling software programs and software development kits that use splines are based on a widely published technology called NURBS (Non-Uniform Rational B-Splines). Another way to represent a 3D surface model is with a series of connected triangles that is variously referred to as a polygon mesh, polygons or polygonal model.

     In order to realistically depict and animate 3D models to the degree required by applications such as computer games or theatrical animation, NURBS-based models are typically converted to polygons. Polygons contain less 3D object detail than NURBS objects, so the 3D objects displayed with polygons appear less detailed with coarser edges but move in a more lifelike manner. For example, a baseball will be less “round” if represented with polygons, but, because the baseball object as a polygonal model contains less information, it will be easier to work with and animate than a more detailed looking NURBS model.

     Voxels can also be used to model 3D solid shapes or models in the same way that NURBS or polygon technology are currently used. Using the earlier example of a baseball, our technology, employing voxels as implemented in software, may enable the 3D baseball object to be more round with smoother edges while still using less information than NURBS. This new use of voxels also has the potential to achieve a comparable or improved level of animation quality and realism when compared to a polygon-based approach.

     Spline and voxel algorithms are fundamental elements of our core software libraries, which are sets of low-level problem-solving processes that provide a common software architecture for our products. The use of a common software architecture in our products helps ensure consistency and efficiency of our products and speeds the process of new product development.

     Our VoxelMotion™ software enables direct conversion of high volume point cloud files to 3D voxel models. Point clouds are collections of three dimensional data points typically obtained through digital imaging or scanning that appear as “dots” or “points” to the human eye. Our software also enables high fidelity imaging of complex data sets through the use of technology that reduces the density of grid nodes in complex objects without appreciably affecting the quality of the model or rendered image. Grid nodes are the intersection of two or more splines that describe a surface or solid model. Node purging, in simple terms, is the selective removal of less important data points. By removing these data points, our technology enables precise, rapid visualization and manipulation of 3D objects without materially affecting the image quality. This process accelerates workflow while reducing computational power requirements.

     Our software is written in ANSI-C and other programming languages that are industry standards for graphics and complex digital programming. Our software will be targeted to end-users that use the Microsoft Windows® operating system. We chose Microsoft Windows® as a platform because of its worldwide acceptance as an operating system.

Market opportunity

     We believe that most individuals, professionals and businesses that use 3D graphics software currently face two primary types of image visualization problems. One problem is the inability to rapidly and precisely visualize natural 3D objects generated by laser radar scanners or other image capture devices such as digital cameras. The second problem is the inability to precisely and rapidly visualize synthetic multi-dimensional objects, which are objects derived from mathematical equations or formulas.

     We believe that these two problems have hindered the adoption and growth of 3D information management and 3D digital content creation software and technology. Technology and software currently available in the market are often not capable of delivering precise and rapid visualization unless the end-user is willing to invest in high cost proprietary computer hardware for processing, storage and transmission of the 3D objects.

     Most 3D modeling work uses objects that comprise virtual surfaces only, that is, the objects are hollow and have no defined internal structure. These virtual surfaces or “surface models” often depict the outer surfaces or edges of a 3D shape or object with splines. As noted above, today, most 3D surface modeling software programs and software development kits that use splines are based on NURBS. Another way to represent a 3D surface model is with a series of connected triangles that is variously referred to as a polygon mesh, polygons or polygonal model.

     Other 3D modeling, especially that used in manufacturing and engineering, is based on solid objects. Solid objects incorporate the data in a surface model with additional information about the interior of the 3D object. Today, most 3D solid modeling software programs and software development kits are based on polygons. If the surface of the solid object is described using splines, the splines typically will be based on NURBS.

     We believe we are well-positioned to take advantage of the opportunity to commercialize new methods for producing 3D surface and solid models in response to growing demand for improved processing of natural and synthetic 3D objects. We believe our technology will allow more rapid, precise and lifelike display of 3D objects, with relatively less computer processing power and at a lower cost.

Our Customers

     We intend to target sales of our products and services to three customer groups:

•	end-users: educational and commercial end-users of digital content creation and 3D information management software;

•	original equipment manufacturers, or “OEMs” and software vendors: businesses that bundle software with image capture devices such as 3D digital cameras and laser radar scanners and software vendors who provide 3D information management software to businesses and bundle third-party software; and

•	embedded silicon or “chip” customers: semiconductor companies who manufacture graphic processing units for gaming, animation, design, imaging and related applications.

     Educational and commercial end-user markets

     We intend to market our products to end-users who create digital content or manage 3D information.

     Potential customers in this market segment include:

•	engineers, architects and mechanical and civil engineering designers that use computer aided design, or “CAD” and computer aided manufacturing, or “CAM”, software;

•	biometrics and forensics professionals;

•	digital artists such as animators, graphic designers, web designers, videographers and photographers;

•	medical imaging specialists;

•	geographers, aerial and satellite image processing specialists, geologists and other workers in the earth and environmental sciences (use of digital imaging in these fields is known as “geomatics”);

•	national security and military applications professionals and contractors; and

•	mathematics, science and engineering educational institutions and students.

     We believe that a growing number of the end-users listed above will need to rapidly and accurately convert laser radar scanner-generated data files. These files typically consist of “point clouds” which are collections of three- dimensional data points typically obtained through digital imaging or scanning. These data appear as “dots” or “points” to the human eye. To be of greatest value to the end-user, these point clouds must be converted into accurate visual scenes that human eyes can interpret. Among the many applications for these point clouds is the comparison of “as-built” objects, such as comparing an existing building with its original plans in order to create new plans or make modifications. When these files are large, the comparisons may be difficult or slow on typical desktop or laptop computers. Our software enables more rapid comparisons between these visual scenes and previously stored data using basic computing tools such as a personal computer running Microsoft Windows XP®.

     OEM and software vendor markets

     We will seek to have our software and our underlying technology integrated with digital image capture hardware and software products offered by leading image manipulation software providers. The companies who sell digital image capture hardware products and related software products are generally seeking ways to differentiate their products from competitors, increase margins, gain market share and lower product development costs/risks. We believe these customers will be better able to achieve these goals if they incorporate software modules based on our technology into their products because we believe our technology can significantly enhance their visualization products and/or related services. We are investigating the creation of software modules that can be used to enhance products and services used in the following fields:

•	Medical imaging. Medical imaging generally involves the use of advanced electromagnetic, ultrasonic and radiological imaging devices for scanning internal structures in human bodies. Magnetic resonance imaging, or “MRI”, is the most complex and one of the fastest growing forms of diagnostic imaging. Software associated with MRI devices is used to create graphical representations of scan data in order to assess existing medical conditions. The key technical challenge for medical imaging is to visualize, accurately and in near-real time, image features that indicate pathology or disease. We believe our technology will be of value in medical imaging because it allows the user to manage larger amounts of data than other technologies and subsequently remove redundant data points from relatively large data files with over 5 gigabytes (a “gigabyte or “GB” is a measure of computer data storage capacity). We believe that these two capabilities will help generate enhanced visual images to be used by trained medical personal with personal computers to assess findings and make more accurate and timely diagnoses.

•	Geomatics imaging. Geomatics is the science of measurement, analysis, management, storage and display of Earth-related data in digital form. Geomatics imaging generally involves the use of imaging from satellites and radar devices to scan existing topographic, atmospheric or subsurface conditions. In simple terms, geomatics is a digital method for creating highly detailed and accurate maps. The key technical challenge is to transform, accurately and in near-real time, large data files containing over 100GB of data into accurate visual scenes. This must be done accurately (to the nearest centimeter in some cases) and in near-real time and may require the fusing of these images with existing topological data. The goal is to use personal computers to identify target objects or make data comparisons against existing geomatics data sets. Visual images highlighting differences (using false color to emphasize differences, as an example) can be generated for use by a trained geomatics specialist or non-professional.

•	Terrestrial imaging. Terrestrial imaging generally involves the use of advanced optical and laser radar devices to scan existing structures such as buildings, bridges and roads. The key technical challenge is to obtain and process large data files that may combine photographic and radar images. This processing needs to occur in near-real time and be accurate to the nearest millimeter. The files typically contain over 10GB of data. Scanned data are commonly transformed into visual scenes that professionals with CAD-capable personal computers can use in the field to rapidly find target objects or make dimensional comparisons among data sets.

•	Metrological imaging. Metrology is the science of measurement. It includes the field of biometrics, or measuring human dimensional characteristics. Imaging for metrology generally involves the use of advanced optical and laser radar scanner devices combined with calibrated high resolution digital photographic images which are referred to as photogrametric images. For example, the contour of the upper part of a human face measured with a high degree of precision can be reliably used for biometric identification of individuals. The key technical challenge is to transform, accurately and in real time, relatively small data files into visual scenes that are accurate to the nearest micron. The goal is to allow professionals in the field using personal computers to make rapid data comparisons against existing mechanical drawings or existing stored biometric data. Aircraft, automotive and heavy equipment manufacturers, for example, use metrological imaging to determine if finished components deviate from design specifications.

•	Entertainment imaging. The use of computer generated original images and objects such as backgrounds, characters and special effects, as well as scanned data to assist in digitally re-creating locations, continues to grow in the film, commercial, corporate and computer gaming markets. These markets are typically characterized by a constant need to provide higher quality and more realistic images to meet consumers’ growing demand. One example is the use of optical motion capture

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products which track and record performances of people while they move on a stage and whose data is then converted for use with digital characters in computer games to make the player movements more realistic.

•	Seismic and sonar scan arrays imaging. Geologists, civil engineers and earth scientists use seismic and sonar data for oil and mineral exploration and for fundamental geophysical research. The technical challenge is to process 3D image data sets into usable forms for use with personal computers more quickly and cost-effectively than is currently possible.

•	National security & military imaging. National security imaging generally involves the use of advanced optical and laser radar devices to accurately determine existing shapes for mechanical or biometric conditions. The key technical challenge is to transform, accurately and in real time, relatively small data files typically containing less than 1GB of data into visual scenes accurate to the nearest micron. The primary objective in biometric and surveillance imaging is to rapidly assess whether objects in the scanned scene represent a threat. Ideally this would be accomplished by using personal computers or desktop computers. This task involves identification of target objects, conditions or people by making comparisons against stored data sets. Portal and facility surveillance and cargo container inspection are examples of national security imaging.

     Embedded markets

     We believe that our software can be used to optimize graphic processing microelectronic components commonly referred to as chips, add-in boards, motherboards and related firmware and software. If digital content creators and 3D information managers such as 3D computer game developers find our software products and technology compelling, then semiconductor and embedded operating system software providers may also seek to use our products. We believe companies such as Intel, AMD, nVidia, ATI, ARM Holdings, Motorola and Texas Instruments are our potential customers in this market segment. We currently have no agreements with any of these companies.

     We intend to provide specialized versions of our products for this market segment. Specifically, we are investigating the market potential for products based on microcode, which is software that is coupled tightly with hardware such as GPUs, versions of Approlab™ and VoxelMotion™ that are suitable for integration with leading graphics processor units. We believe that integrating the technology represented by these products may improve the performance of the GPUs for specific tasks. The product cycle time for microelectronic components, including software, is typically 30-36 months. We are only in the initial investigation phase of this development cycle. Early investigation phases typically involve comparing the performance of our technology and software against objective criteria as well as against other products using a variety of test conditions and hardware. This performance evaluation and benchmarking will provide objective data that can be used to assess market opportunities and market our products to hardware or semiconductor manufacturers that might benefit from integration of our technology and software.

Our Strategy

     Our strategy is to target markets, customers and software applications where productivity is currently hampered by the limited speed and precision available with current 3D solid and surface modeling software products and technology. We may also provide technical support, professional consulting services and perform non-recurring engineering services as demand warrants.

     We intend to obtain and increase our share of the multi-dimensional solid and surface modeling software market by doing the following:

•	Pairing our products, and marketing, with leading providers of imaging devices and graphics software. We will seek to provide specialized software in marketing alliances with leading companies in order to build our name recognition and brand loyalty.

•	Targeting organizations with a large number of employees who use software products that can be effectively paired with our products. We are developing our products for use by end-users in large collaborative environments ranging from universities to for-profit corporations. We believe that it is possible to achieve sales to these customers and organizations over the Internet based on targeted Internet-based marketing techniques that reach existing software product end-users by offering them sample/trial use of our products. Specifically, we will target organizations that have a large number of employees using products such as AutoCAD®, Catia®, Mathematica®, MatLab®, Inventor®, SolidWorks® and other products.

•	Build strategic alliances. We believe that forging relationships with leading hardware and software platform vendors is essential to delivering a superior product. We will attempt to work closely with leading technology infrastructure companies to ensure our products are compatible with the offerings of these infrastructure providers. To date, we have no formal agreements with any of these platform or infrastructure providers.

•	Embedding our software. We intend to pursue opportunities to license our software and technology in graphic semiconductor chips and graphic devices, and the programs that control these devices. We believe that early success in embedding will help establish our brand name. To date, we have no formal agreements with any semiconductor or hardware companies.

•	Continuing to invest in research and development. We intend to continue to invest in research and development in order to develop our products. As of September 1, 2004, 91% of our full and part-time employees and independent contractors were engaged in research and development activities.

•	Protecting intellectual property rights. We believe our software is superior in part because it is based on unique problem-solving algorithms and mathematical procedures. We will pursue new patent filings as our research team develops patentable processes. We also intend to apply for patent protection on a country-by-country basis as needed to protect our intellectual property rights if we decide to pursue sales outside of North America. In addition, we will copyright our software where possible and take measures we believe are appropriate and commercially reasonable to protect our trade secrets.

•	Software programming based on open industry standards. We will adhere to industry standards such as OpenGL throughout our product line. We believe that adherence to open standards will strengthen our market position because our prospective customers prefer products that conform to open standards.

Our Products

     Approlab™

     Approlab™ is our spline-based interactive surface modeling and viewing program. We believe Approlab™ is well suited for three-dimensional design, enhancing facial recognition speed and mathematical/scientific applications. Approlab™ provides rapid approximation science based algorithms for solving complex 3D problems versus relying on the availability of substantial computational power. Surface modeling problems can be solved accurately and quickly with Approlab™ using readily-available personal computing hardware such as a laptop computer running Microsoft Windows XP®.

     Approlab™ enables the generation, manipulation and control of complex mathematical models with speed and flexibility. 3D surface models generated with Approlab that contain accurate lighting and shading respond quickly to cursor motion for zoom, pan and rotate functions. Approlab™ includes a number of features that enhance 3D object and scene viewing, including multiple light sources, fog, transparency, color and texture mapping. Texture mapping is the process of transferring a two-dimensional digital image such as a photograph) onto a three-dimensional digital object.

     Approlab™ can also be used to facilitate the conversion of previously created 3D objects such as surface models into mathematical models. We are investigating creating derivative products that use the underlying Approlab™ technology to rapidly and accurately display results of 3D surface models. We believe there are potential applications for these products in the graphic design, animation, digital art, entertainment and medical imaging markets.

     Approlab’s™ graphical interface also allows users to modify the parameters that control a model’s shape and appearance. To our knowledge, this is a unique attribute of Approlab that may be useful in situations such as animation that require object distortion. Additionally, objects constructed in Approlab™ can be exported into a widely-used file format for use with popular CAD and other three-dimensional design and animation applications.

     Our initial product release is a version of Approlab™ that is designed to be used with Mathematica®, a scientific and mathematical computing product. We released Approlab for Mathematica in July 2004 and plan to release and market a new version of this product in early 2005. Also in July, we also released Splinex Kaleidoscope™, a 3D digital art product based upon the architecture of Approlab™, to begin testing potential markets. We intend to offer new versions of Approlab™ for MatLab®, MapleSoft® and MathCAD® for download sample/limited trial and purchase via the Internet.

     VoxelMotion™

     VoxelMotion™ is a voxel-based solid modeling and imaging program. VoxelMotion™ is in development and has been demonstrated privately to prospective OEM customers. We do not currently have a release date for VoxelMotion™. We believe that it will be ideal for digital imaging and comparison of large amounts of digital data. Imaging data, such as that gathered for surveying, metrological, medical, geographical, entertainment and three-dimensional design purposes, can be rapidly visualized to find target objects and make comparisons against stored data. For example, a voxel-based image of a refinery would likely contain many pipes and valves. Using VoxelMotion™, an engineer or architect could rapidly locate or eliminate pipes and valves of certain dimensions. Once the target pipes or valves were found, the engineer or architect could compare the target with an existing voxel-based database of pipes or valves in order to specify new piping work.

     We are investigating derivative products that use the underlying VoxelMotion™ technology to rapidly and accurately display results of 3D solid models in the graphic design, digital art, entertainment and medical imaging markets. We recently began selling, through limited Internet distribution, Splinex VoxelArt™, a 3D digital art product, to begin testing one of these potential markets.

     In the future, we may offer versions of VoxelMotion™ that will provide enhancements to third-party data imaging applications such as those used by architects and civil engineers to perform terrestrial imaging in preparation for improvements or modifications to existing structures. This category of imaging is typically referred to by the term “as-built.” We believe there is a growing market for products that can perform this type of imaging because of the increasing affordability of laser radar scanner devices for use in fields such as architecture and civil engineering.

     Paired Products

     In the future, we may offer versions of Approlab™ and/or VoxelMotion™ that can be paired with popular modeling and graphics programs such as AutoCAD®. We also currently plan to deliver (but have no firm delivery date for) versions of VoxelMotion™ for Mathematica®, MatLab®, MapleSoft®, MathCAD® and AutoCAD®.

     In order to pair Approlab™ and VoxelMotion™ with other widely deployed products, we typically would enroll and seek acceptance in the third-party developer program of the product developer if a developer program is offered. The advantages of enrolling in these types of programs generally include early access to new versions of the developer’s product, updates on the developer’s products and/or programs, discounts on the developer’s software and the right to use the developer’s logo. We believe enrollment in these types of programs will give us access to information, tools and assistance that will help us create versions of Approlab™ and/or VoxelMotion™ that work with a particular developer’s products, and allow us to test the compatibility of our products with the developer’s technology. Currently we have enrolled in the Mathematica® (Wolfram Research) and MatLab® (TheMathWorks) third-party developer programs.

Sales

     All of our current products are marketed and sold on the Internet through our website. Additionally, we currently offer some of our products for limited free trial and sample download through software websites such as download.com, zdnet.com and tucows.com. We anticipate that this channel will be mainly utilized by professional end-users and by some consumers with an interest in 3D graphics.

     We expect many of our products targeted to the professional, OEM, software vendor and embedded markets will be bundled with other graphics-related products. Some of these bundled products are typically sold through a network of distributors and dealers, value-added resellers, systems integrators, independent software vendors and original equipment manufacturers.

     We anticipate that some of our products targeted to the embedded markets will be licensed directly to businesses such as semiconductor companies, computer electronics manufacturers, software developers and service providers.

     Advertising and promotion

     We intend to market our products to end-users through a variety of methods, including:

•	providing direct sample/limited trial offers and sales over the Internet;

•	through search engine and similar key word technology on the Internet;

•	distributing trial and sample versions of our programs at trade shows and industry events;

•	buying sponsored search links, such as AdWords offered by Google, and banner advertising on the Internet;

•	entering into alliances with other multi-dimensional solid and surface modeling software companies;

•	for some products through dealers, distributors and third-party sales representatives; and

•	event marketing, such as trade shows.

     We intend to promote our products to the OEM market through direct marketing demonstrations and sales.

     We intend to promote our products to potential customers in the embedded market in private and small group settings such as demonstrations and seminars.

     Order fulfillment

     The procurement of the various components of packaged products, including CDs and printed materials, and the assembly of packages for retail and other applications will be controlled by order fulfillment operations. We will likely outsource our order fulfillment activities to third parties. We do not expect we will experience significant difficulties in obtaining raw materials for the manufacture of our products or in the replication of CDs, printing and assembly of components, although an interruption in production by a supplier could result in a delay in shipment of our products.

Customer service and support

     We currently offer technical support and customer service to all of our target market segments. We are currently evaluating whether to continue offering support with in-house staff or convert to an outsourced vendor.

     Professional services

     Because of our depth of software engineering talent, we may develop a professional services team dedicated to solving program problems and to transferring technical expertise to our future OEM, software vendor and embedded product customers and companies with whom we have marketing alliances. We expect to launch our professional services programs during the second half of fiscal 2005 using independent contractors.

     Support

     Starting in late fiscal 2005, we intend to offer a range of support programs, from fee-based consulting to annual support contracts. Additionally, we will provide self-help and online technical support, which will allow customers quick and easy access to possible solutions for their problems. We are evaluating the advantages of providing support with an in-house staff or using independent contractors. The support we provide for some products and in some countries may vary.

     Training

     We will inform customers about the use of our products through documentation included with our products and on-line informational services on our website. We may also sponsor workshops, work with professional associations and user groups, and conduct end-user testing and product improvement programs. We may also offer a portfolio of technical training courses for desktop and server-based products to meet the needs of our OEM, software vendor and companies with whom we have marketing alliances.

Our intellectual property

     Our provisional and utility patent applications

     We have filed ten provisional patent applications and one utility patent application with the United States Patent and Trademark Office that cover the underlying technology in several of our present and planned products. These provisional and utility patent applications are for problem-solving formulas and mathematical procedures that we believe are unique and allow a more efficient representation or management of three dimensional graphic data.

     The provisional patent process

     Since June 8, 1995, the U.S. Patent and Trademark Office has offered inventors the option of filing a provisional application for patent, which is designed to provide a lower-cost first patent filing in the United States. A provisional application for patent allows filing without a formal patent claim, oath or declaration, or any information disclosure statement and provides the means to establish an early effective filing date. It also allows the term “Patent Pending” to be applied. It allows the holder to provide proof of the date that the invention was first submitted to the U.S. Patent and Trademark Office, but does not allow the holder to sue others for infringement. Provisional patent applications are confidential and are not released to the public.

     A provisional application for patent has a term of 12 months from the date the provisional application is filed. The 12-month term cannot be extended. During the term, the inventor can determine whether it is beneficial to incur the additional cost of prosecuting a non-provisional patent application. The provisional application can be converted to a non-provisional utility or design patent application by filing the non-provisional application with a specific reference to the provisional application.

     Trademarks

     We have implemented an ongoing trademark registration program pursuant to which we are seeking to register some of our product names and logos in the United States. We will also seek to register product names and logos internationally, if we determine that such registration is prudent.

     Protection of our intellectual property

     Our success and ability to compete is dependent in part on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing upon the proprietary rights of others. To protect our proprietary information we rely primarily on a combination of:

•	patent and trademark protection;

•	anti-piracy measures;

•	copyrights;

•	trade secret and confidentiality procedures; and

•	contractual confidentiality provisions.

     We also use contractual provisions to protect many of our intellectual property rights. We require employees, consultants and many of those with whom we have business relationships to sign non-disclosure and confidentiality agreements. We intend to require all employees and consultants to sign invention assignment agreements.

     Difficulties in protecting intellectual property created by Russia-based employees

     Some of the intellectual property that is the subject of our provisional and utility patent applications was created by individuals working for us in Russia. Russian law regarding transfer and protection of intellectual property rights is not as well-developed as similar laws in the United States and we may not be able to adequately protect the intellectual property assigned to us or to our affiliates.

     The steps we have taken to protect our proprietary rights may not be adequate to prevent misappropriation of our proprietary information. We are working to gain greater assurance of our rights to our intellectual property under both U.S. and Russian law, or the law of any other country where our employees, contractors or consultants may be domiciled.

     Product protection

     We protect our source code as trade secrets, and make source code available to third parties only under limited circumstances and specific security and confidentiality constraints. We expect our products generally will be licensed to end-users on a “right to use” basis under a license that restricts the use of the products to a designated number of locations, seats or computers. Copyright protection may be unavailable under the laws of certain countries, however, and the enforceability of “shrink-wrap” and electronic licenses has not been conclusively determined in all jurisdictions.

Research and development

     For the period from inception through September 30, 2004, our research and development expenses were $557,445. This amount represents approximately 24% of our operating costs during the same period.

     Research and development efforts in Fort Lauderdale

     We currently have seven engineers and scientists at our facilities in Fort Lauderdale, Florida.

     Research and development efforts in Russia

     Currently, 31 people develop our technology and products in Ekaterinburg, Russia. These personnel are employed on a full-time, part-time or contract basis by Splinex Outsourcing, LLC, a Russian limited liability company, and include software engineers, scientists, mathematicians and graphic designers.

     We began working with Russia-based programmers in October, 2003. We agreed to pay $20,000 per month to fund our Russian operations, including all costs associated with our development efforts in Russia, including wages and benefits paid to Russian personnel, rent and computer-related expenses. We agreed to increase this amount to $24,000 per month in January 2004. Initially, the expenses of our Russian operations were paid on our behalf by a Russian consultant who handled administrative matters for us in Russia. In March 2004, the consultant formed Splinex Outsourcing to handle administrative and employment matters in connection with our Russian operations. Splinex Outsourcing will seek to enter into invention assignment, consulting and other agreements with the employees, consultants, contractors and vendors involved in our development efforts in Russia as necessary to secure our intellectual property rights. In July 2004, the Russian consultant became an employee in our Fort Lauderdale offices. Between July 2004 and September 2004, we had an arrangement with ANTAO, Ltd., a company formed by one of the members of Splinex, LLC to be the administrative vehicle for our development efforts in Russia, under which we forwarded funds to ANTAO to forward to Splinex Outsourcing and to cover ANTAO’s administrative costs and taxes. In September 2004, all of the outstanding stock of ANTAO was contributed to us and it became our wholly-owned subsidiary. The owner of the outstanding securities of Splinex Outsourcing has agreed to contribute these securities to ANTAO as soon as practicable, at which time Splinex Outsourcing will become our indirect, wholly-owned subsidiary. Currently, Splinex Outsourcing has a nominal amount of assets, primarily computers and office furniture, and we will record the contribution at fair value.

Competition

     In general

     The markets for our products are characterized by intense competition, evolving industry standards, rapid technology and hardware developments and frequent new product introductions. Our future success will depend on our ability to:

•	enhance our existing products in a timely manner;

•	introduce new products on a timely and cost-effective basis;

•	meet changing customer needs;

•	extend our core technology into new programs; and

•	anticipate or respond to emerging standards and other technological changes.

     Our principal competitors will include many large, well-funded companies, as well as many well-funded smaller and private companies. Our competitors may have greater name recognition and financial, technical or marketing resources than we have. Many of our competitors operate both internationally and regionally, and many of them have well-recognized product lines that will compete with us in a wide range of our planned products. As we begin our marketing efforts, we will be at a disadvantage to established competitors until we develop brand recognition and customer loyalty for our products. We also expect competition from other emerging companies. We expect competition to persist and intensify as the multidimensional visualization market develops and competitors develop additional product and service offerings.

     We believe that the principal competitive factors in our industry are:

•	the ability to continue to create innovative and relevant technology;

•	the quality and breadth of product and service offerings;

•	the ease and speed with which a product can be integrated with existing software and systems at businesses, embedded in semiconductors; and integrated with a manufacturer’s existing internal systems and deployed to end-users;

•	whether the software operates efficiently within numerous environments;

•	financial resources;

•	price;

•	time to market; and

•	effectiveness of sales and marketing efforts.

     We believe that we will be able to compete effectively with the existing competitors in these areas. However, we cannot be certain that we will be able to compete successfully in the future.

     Market segment competition

     Competition in the professional market segment is intense, due to the fact that well-established companies offer online plug-in software for the leading CAD manufacturing, mathematical, scientific and digital content creation software titles and companies. Our primary competitors in the professional end-user market segment will be Dynamic Visualizer ™ distributed by Wolfram Research and Simulink™ distributed by The MathWorks. Additionally, many other products available today such as Mathematica™, MatLab™, Maple™ and MathCAD™, all include some basic functionality found within our products.

     Our primary competitors in the OEM market segment will be BitWyse Inc., RapidForm, Advanced Visualization Systems and Octree Corp.

     Our principal competitors in the embedded market segment will be companies such as WindRiver Systems and BSquared.

Employees

     At November 1, 2004, we employed ten people based at our Fort Lauderdale, Florida office. Of these employees, seven are in research and product development related activities. We have not experienced work stoppages and believe our employee relations are good. None of our employees is represented by a collective bargaining agreement. We expect that we will hire additional employees as we expand our business.

Properties

     We sublease approximately 4,000 square feet of office and research and development space at 550 W. Cypress Creek Road, Suite 410, Fort Lauderdale, Florida, from an affiliated company, Ener1 Group. Our sublease of this property expires on February 28, 2008. We believe that our current facilities are adequate to meet our current and immediately foreseeable needs, and additional space is readily available in the area on reasonable terms if we need additional space to accommodate additional growth.

Legal proceedings

     From time to time, we may be involved in litigation relating to claims arising out of our intellectual property and operations. We are not currently a party to any such proceedings.

THE MERGER

Summary of the Merger Agreement

     The following is a summary of the material terms and provisions of the Merger Agreement. This description is not a complete description of the Agreement and is qualified by reference to the full text of the Merger Agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. We encourage you to read the Merger Agreement carefully.

          The Merger

     When the Merger occurs, Ener1 Acquisition will merge with and into us and the separate corporate existence of Ener1 Acquisition will cease. We will survive and continue to exist as a Delaware corporation under the name of “Splinex Technology Inc.” Each share of the common stock of Ener1 Acquisition then issued and outstanding will be canceled and will cease to exist, and Ener1 will be entitled to receive 5,000,000 shares of our common stock. In exchange for the Merger Consideration, Ener1 has agreed to pay $150,000 of the expenses incurred in connection with the registration of the Distribution under the Securities Act, as well as to use its reasonable best efforts to assist us to have the Commission declare registration statement of which this prospectus is a part effective.

          The Distribution

     Immediately following the Merger, Ener1 will declare a dividend of our common stock that Ener1 receives in the Merger, the Merger Consideration, and distribute our common stock to the Ener1 shareholders of record as of the close of business on the “Ener1 Record Date.” Each Ener1 shareholder of record on the Ener1 Record Date will receive its pro rata share of our common stock issued in the Merger. The “Ener1 Record Date” will be the day the Merger is completed or the business day immediately preceding the day the Merger is completed, as determined by Ener1’s board of directors. We currently expect the Ener1 shareholders will receive approximately 0.01439 shares of our common stock for each share of Ener1 common stock they own as of the Ener1 Record Date. Ener1 shareholders will also continue to own their shares of Ener1 common stock.

     Holders of Ener1’s 5% Senior Secured Convertible Debentures due 2009 and holders of warrants to purchase Ener1 common stock that entitle the holders of the warrants to receive dividends paid on the Ener1 common stock when the warrants are exercised, may elect to receive, upon the conversion of the debentures and the exercise of the warrants, the shares of our common stock that they would have received in the Distribution if such conversion or exercise had been effected prior to or on the Ener1 Record Date. Holders of these debentures and warrants may also instead elect to have the conversion or exercise price of the debentures and warrants adjusted as a result of the Distribution. If any holders of these debentures or warrants elect to receive shares of our common stock upon conversion or exercise of their debentures or warrants, we will issue to them, at the time of such conversion or exercise, the number of shares of our common stock that they would have received in the Distribution if the conversion or exercise had been effective prior to or on the Ener1 Record Date. Ener1 has informed us that, as of November 1, 2004, holders of debentures in an aggregate principal amount of $9,500,000 and holders of warrants to purchase a total of 7,600,000 shares of Ener1 common stock have elected to adjust the conversion price of the debentures and the exercise price of the warrants as a result of the Distribution; and no holders of debentures or warrants have elected to receive our common stock upon conversion or exercise.

     To effect the Distribution, we will deliver the 5,000,000 shares of our common stock issued to Ener1 in the Merger to our transfer agent (the “Distribution Agent”) for allocation as of the effective time of the Merger to the holders of record of Ener1 common stock as of the Ener1 Record Date. The Distribution Agent will credit each owner of Ener1 common stock as of the close of business on the Ener1 Record Date through book-entry in our records with the number of whole shares of our common stock distributed to the Ener1 shareholder. The Distribution Agent will mail account statements to these Ener1 shareholders indicating the number of shares of our common stock that each such shareowner received as of the effective time of the Merger.

          Fractional shares

     No fractional shares of our common stock will be issued in the Merger or the Distribution. All shares of our common stock distributed to shareholders of Ener1 in the Distribution will be rounded down to the nearest whole share. Ener1 may cause all fractional interests in our common stock resulting from the Merger and the Distribution to be aggregated and cause shares representing such aggregate interests to be sold in the public market. The proceeds of these sales would be paid to Ener1.

          Effective time

     As soon as practicable after the conditions to closing the Merger are satisfied or waived and assuming that the Agreement has not been terminated and abandoned as discussed below, we will file a certificate of merger with the office of the Secretary of State of the state of Delaware in conformity with Delaware corporation law. The Merger will be effective at the time the certificate of merger is filed. We anticipate that the Merger will be completed during the fourth quarter of calendar year 2004. However, consummation of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying other conditions to the Merger. We cannot assure you whether, and on what date, we will obtain those approvals or that we will consummate the Merger.

          Representations and warranties

     We, Ener1 and Ener1 Acquisition have each made customary representations and warranties in the Merger Agreement. Some of the most significant of these representations and warranties include, with respect to each company:

•	that it is duly organized, validly existing and in good standing under the laws of its jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate and to carry on its businesses and that its businesses are duly qualified or licensed;

•	that it has the requisite corporate power and authority to execute the Merger Agreement and the other agreements contemplated by the Merger Agreement and that the execution, delivery and performance of the agreements and the consummation of the transactions contemplated by the Merger Agreement have been duly authorized, and that, when executed by the other party, the Merger Agreement will constitute legal, valid and binding obligations; and

•	that there will be no of violations of or conflicts with its governing documents or applicable laws, or contracts upon or as a result of the execution and delivery of the Merger Agreement and the other agreements contemplated by the Merger Agreement.

     In addition, we and Ener1 Acquisition each made additional representations and warranties, relating to, among other things:

•	that we do not have any subsidiaries;

•	that our respective stock record books and corporate minute books are complete and correct in all respects; and

•	that our respective outstanding shares of capital stock are duly authorized, validly issued, fully paid and non-assessable, are free of all liens and contracts and have been issued in compliance with all applicable securities laws.

     Finally, we made additional representations and warranties, relating to, among other things:

•	that our financial statements fairly present our financial condition as of the date of the financial statements;

•	that we have good and marketable title to all our real and personal property and other assets reflected in the financial statements, or with regard to assets acquired after the date of the financial statements, we acquired those assets free and clear of liens except permitted liens; and

•	that the operation of our business requires no proprietary rights other than the rights disclosed to Ener1 Acquisition, and that we have taken all reasonable measures to protect the proprietary nature of those rights.

          Conditions to closing

     The respective obligations of the parties to the Merger Agreement to complete the Merger and the Distribution are subject to the satisfaction or waiver of various conditions, including:

•	The parties shall have obtained any and all consents and approvals required by all applicable law in connection with the execution, delivery and performance of the Merger Agreement. These consents include the consent to the Distribution of holders of Ener1’s debentures in accordance with the terms of the debentures.

•	No preliminary or permanent injunction or other court order which would prevent the consummation of the Merger or the Distribution shall be in effect.

•	The registration statement of which this prospectus is a part shall have become effective in accordance with the Securities Act and the Exchange Act.

     Our obligation to complete the Merger is also subject to the satisfaction or waiver of various conditions, including:

•	The representations and warranties of Ener1 Acquisition and Ener1 in the Merger Agreement shall be true and correct when made and on the Closing Date as though then made.

•	Ener1 Acquisition and Ener1 shall have performed and complied with all agreements, covenants and conditions required by the Merger Agreement to be performed and complied with by them prior to the Closing Date.

     The obligations of Ener1 and Ener1 Acquisition to complete the Merger and the Distribution are also subject to the satisfaction or waiver of various conditions, including:

•	The representations and warranties we make in the Merger Agreement are true and correct when made and on the Closing Date as though then made.

•	We have performed and complied with all agreements, covenants and conditions required by the Merger Agreement to be performed and complied with by it prior to the Closing Date.

•	The Revolving Loan Agreement shall be in full force and effect and the lender under this agreement shall not be in default in any respect under the revolving loan agreement.

          Termination of the Merger Agreement

     The parties to the Merger Agreement can mutually agree to terminate the Merger Agreement.

     In addition, the Merger Agreement can be terminated in a number of situations, including:

•	by either us or Ener1 if the Merger is not consummated on or before December 31, 2004; provided that the party terminating the Merger Agreement is not in default with respect to its obligations under the Merger Agreement;

•	We may terminate the Merger Agreement if, as of the Closing Date, any of the specified conditions precedent relating to Ener1 and Ener1 Acquisition in the Merger Agreement have not been satisfied or if Ener1 Acquisition or Ener1 are otherwise in default under the Merger Agreement, or if at any time prior to the Closing Date it becomes apparent to us that Ener1 Acquisition and Ener1 will be unable to so satisfy one or more of certain closing conditions in the Merger Agreement; or

•	Ener1 Acquisition may terminate the Merger Agreement if, as of the Closing Date, any of the specified conditions precedent relating to us in the Merger Agreement have not been satisfied or if Splinex is otherwise in default under the Merger Agreement or if at any time prior to the Closing Date it becomes apparent to Ener1 Acquisition that we will be unable to so satisfy one or more of certain closing conditions in the Merger Agreement.

          Covenants of the parties

     Each of the parties to the Merger Agreement has agreed to various covenants in the Merger Agreement relating to our activities prior to the Closing Date. We and Ener1 Acquisition each agreed, among other things, to:

•	operate its business diligently and in good faith, consistent with past management practices;

•	refrain from issuing or selling any shares of its capital stock or any securities convertible into its capital stock, or pledge or otherwise encumbering any shares of its capital stock;

•	refrain from declaring, paying or setting aside for payment any dividend or other distribution in respect of its capital stock;

•	refrain from making any capital expenditures or making any loan or advance to any affiliate;

•	refrain from incurring, assuming or guaranteeing any indebtedness not reflected on their respective financial statements except in the ordinary course of business under existing credit facilities or for purposes of consummation of transactions contemplated by the Merger Agreement after consultation with, and agreement in writing by, the other party; and

•	use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable to consummate the Merger and the Distribution.

     We and Ener1 each agreed to:

•	prepare and file the registration statement of which this prospectus is a part and use its reasonable best efforts to have the registration statement declared effective under the Securities Act as promptly as practicable;

•	use its respective reasonable best efforts to cause our common stock to be quoted on the Over-the-Counter Bulletin Board as soon as practicable following the date the registration statement of which this prospectus is a part is declared effective under the Securities Act; and

•	indemnify the other party and its officers, directors, employees, agents and representatives and each person who controls (within the meaning of the Securities Act) such party against all losses caused by (1) any untrue or alleged untrue statement of material fact contained in the registration statement of which this prospectus is a part or any alleged omission of a material fact required to be stated or necessary to make the statements in this registration statement not misleading, or (2) any violation by such party of any rule or regulation under the Securities Act relating to action or inaction required in connection with this registration statement.

     We, Ener1 and Ener1 Acquisition each agreed to:

•	afford to the other parties and their agents and other authorized representatives reasonable access during business hours to the party’s plants, properties, books and records; and

•	keep all data and information obtained from another party or any of its affiliates in connection with the Merger and Distribution confidential.

Reasons for the Merger and the Distribution

     Consummation of the Merger and the transactions contemplated by the Merger Agreement, including the Distribution and the effectiveness of the registration statement of which this prospectus is a part, will result in the public distribution of our common stock and give our stockholders the ability to trade our stock in the public market. We believe our company will benefit from a greater opportunity to obtain equity or debt financing in the public and private markets if our common stock is publicly traded. In addition, the public distribution of our common stock enhances the possibility that industry analysts will initiate investment research coverage of Splinex. We also intend to generate awareness of our brand and our products and improve our name recognition by expanding our investor base through the Merger and the Distribution. We believe that these factors will enable us to compete more effectively. We also expect that the Merger and the Distribution will increase the liquidity of our common stock. This increased liquidity will not only benefit our stockholders, but also provide us with a number of advantages, including greater flexibility to pursue business opportunities such as acquisitions, joint ventures and other business alliances and combinations; and improved ability to attract, motivate and retain key personnel through equity incentive compensation.

     In reaching its decision to approve the Merger Agreement, our board of directors also considered a number of risks and potentially negative factors, including the increased costs and demands on our management that we will incur in connection with our responsibilities as a public company. Our board of directors also considered other transactions that would have resulted in the public distribution of our common stock such as offering our common stock for sale to the public in an offering registered under the Securities Act or merging our company with another company whose securities are already publicly traded. In evaluating these alternatives, our board of directors considered a number of factors including our early stage of development, the amount of time and money we estimated would be required to complete the Merger and Distribution, our capital requirements, the potential diversion of our senior management’s attention away from the development and implementation of our business plan, dilution to our existing stockholder, market conditions for securities of software companies and general economic conditions. Our board of directors ultimately approved the Merger Agreement because it believed that completing the Merger and the Distribution would be an expeditious way to effect the public distribution of our common stock and represented an efficient use of our limited financial, managerial and other resources.

     We have been advised that the Ener1 board of directors approved the Merger and the Distribution in order to provide Ener1 shareholders with the opportunity to participate in the future value of Splinex, which the Ener1 board of directors believes has the potential to become a leading software company. We understand that in reaching the decision to approve the Merger Agreement, the Ener1 board of directors considered the opinion of Capitalink, L.C. that, based on and subject to the assumptions, qualifications and limitations set forth in the opinion, the Merger Consideration was fair, from a financial point of view, to the non-affiliated shareholders of Ener1, and the analysis underlying the Capitalink opinion.

Opinion of Ener1’s financial advisor

     The board of directors of Ener1 engaged Capitalink to render an opinion as to whether, on the date of such opinion, the Merger Consideration is fair, from a financial point of view, to Ener1’s non-affiliated shareholders. Capitalink is an investment banking firm that, as part of its investment banking business, regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements, and for other purposes. Capitalink does not beneficially own any interest in Ener1 or Splinex and Capitalink has not had any relationship, or been involved in transactions with, any of the parties to the Merger Agreement during the past two years. Ener1 selected Capitalink for this engagement based on Ener1’s familiarity with Capitalink’s qualifications, expertise and knowledge of Ener1’s business and affairs. In connection with its services, Capitalink received a fee of $50,000 for the preparation and issuance of its opinion. This fee has been paid in full by Ener1; no portion of the fee was conditioned on the consummation of the Merger. In addition, Ener1 has agreed to indemnify Capitalink for certain liabilities that may arise out of the rendering of the opinion.

     On June 7, 2004, Capitalink made a presentation to Ener1’s independent committee of the board of directors setting forth its financial analyses and determined, based upon and subject to the assumptions made, matters considered, and limitations on its review as set forth in the opinion, the Merger Consideration is fair, from a financial point of view, to Ener1’s non-affiliated shareholders. Subsequently, Capitalink delivered its written opinion.

     The full text of the written opinion of Capitalink, dated as of June 7, 2004, is filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated by reference into this prospectus. You are urged to read the Capitalink opinion carefully and in its entirety for a description of the assumptions made, matters considered, procedures followed and limitations on the review undertaken by Capitalink in rendering its opinion. The summary of the Capitalink opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion.

     No limitations were imposed by Ener1 on the scope of Capitalink’s investigation or the procedures to be followed by Capitalink in rendering its opinion. The Capitalink opinion was for the use and benefit of the Ener1 board of directors in connection with its consideration of the Merger and the Distribution and is not intended to be and does not constitute a recommendation to any shareholder of Ener1 as to how such shareholder should vote with respect to the Merger and the Distribution, if such a matter was put to a vote of Ener1’s shareholders. Capitalink does not express any opinion as to the underlying valuation or future performance of Ener1 or Splinex nor the price at which the common stock or any equity security of Ener1 or Splinex would trade at any time in the future. The amount of the Merger Consideration was determined by the parties to the Merger Agreement.

     In arriving at its opinion, Capitalink took into account an assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and, among other things:

     (1) reviewed the draft Merger Agreement dated June 4, 2004 by and among Splinex, Ener1 Acquisition and Ener1;

     (2) reviewed publicly available financial information and other data with respect to Ener1, including the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, the amendment to such report on Form 10-KSB/A and the Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004;

     (3) reviewed information and data with respect to Splinex, including the (a) draft audited financial statements for the period ending and as of March 31, 2004, (b) Business Plan Presentation dated March 11, 2004, (c) Splinex draft registration statement on Form S-1 and (d) cash flow projections as prepared by Splinex management;

     (4) reviewed and analyzed the current ownership structure of Ener1 and Splinex;

     (5) reviewed the historical financial results and present financial condition of Ener1 and Splinex;

     (6) reviewed the projected future financial performance of Splinex;

     (7) reviewed and compared the trading of Ener1’s common stock with a general market index;

     (8) reviewed and analyzed certain financial characteristics of transactions where such transactions were deemed to have characteristics comparable to the Merger and the Distribution;

     (9) reviewed and compared certain financial characteristics and trading multiples of companies that were deemed to have characteristics comparable to those of Splinex;

     (10) reviewed and discussed with representatives of the management of Ener1 and Splinex certain financial and operating information furnished by them, including financial analyses with respect to the business and operations of Ener1 and Splinex;

     (11) inquired about and discussed the Merger and the Distribution and other matters related thereto with Ener1 and Splinex management and the Ener1 board of directors; and

     (12) performed such other analyses and examinations as were deemed appropriate.

     In arriving at its opinion, Capitalink relied upon and assumed the accuracy and completeness of all of the financial and other information that was used in its analysis without assuming any responsibility for any independent verification of any such information and further relied upon the assurances of Ener1 and Splinex management that it is not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial information and projections utilized, Capitalink assumed that such information has been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provides a reasonable basis upon which it could make its analysis and form an opinion. Capitalink did not make a physical inspection of the properties and facilities of Ener1 or Splinex and has not made or obtained any evaluations or appraisals of the assets and liabilities (contingent or otherwise) of Ener1 or Splinex. Capitalink assumed that the Merger and the Distribution will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statues, rules and regulations. Capitalink assumed that the Merger and the Distribution will be consummated substantially in accordance with the terms noted and as set forth in the Merger Agreement, without any further amendments, and without waiver by Ener1 of any of the conditions to any obligations or in the alternative that any such amendments, revisions or waivers thereto will not be detrimental to Ener1 or the non-affiliated shareholders of Ener1.

     Capitalink’s opinion is based upon market, economic and other conditions, as they exist on, and could be evaluated as of June 7, 2004. Accordingly, although subsequent developments may affect its opinion, Capitalink did not assume any obligation to update, review or reaffirm its opinion.

     Each of the analyses conducted by Capitalink was carried out in order to provide a different perspective on the Merger and the Distribution, and to enhance the total mix of information available. Capitalink did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to the fairness, from a financial point of view, of the Merger Consideration. Capitalink did not place any particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, Capitalink believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete and misleading view of the process underlying the analyses performed by Capitalink in connection with the preparation of its opinion.

     The summary of Capitalink’s analyses described below is not a complete description of the analyses underlying Capitalink’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Capitalink made qualitative judgments as to the relevance of each analysis and factors that it considered.

     Ownership Structure Review. Capitalink reviewed the current ownership structure of Ener1 and Splinex. The primary purpose of the review was to determine the extent to which the stockholders of Ener1 were affiliated with the direct and indirect stockholders of Splinex. Capitalink noted that Dr. Novak, Mr. Zoi and Mr. Boris Zingarevich were affiliated stockholders, with investments in both Ener1 (through ownership in Ener1 Group) and Splinex (through ownership in Splinex, LLC).

     Ener1 Financial Review. Capitalink undertook analyses of the historical financial performance of Ener1 in order to understand and interpret its operating and financial performance and strength and its ability to complete the transaction without negatively impacting the financial resources of Ener1.

     Capitalink reviewed Ener1’s historical financial data from Ener1’s public filings for the two years ended December 31, 2003 and the unaudited financial statements for the three months ended March 31, 2003 and 2004. Ener1 did not generate significant revenues over the last two years (approximately $27,000 for 2003). Net losses for the Company were approximately $7.0 million and $7.6 million for 2002 and 2003, respectively (excluding discontinued operations).

     As of December 31, 2003, Ener1 had approximately $200,000 in cash and approximately $5.5 million in interest bearing debt. Ener1’s book value as of this date was approximately $15.9 million or $0.05 per share.

     In January 2004, Ener1 issued $20.0 million in 5% senior secured convertible debentures and warrants to purchase 16 million shares of common stock in a private placement. Ener1 used the proceeds from this offering to repay indebtedness, for working capital and to fund product development.

     As of March 31, 2004, Ener1 had approximately $9.9 million in cash and positive working capital of approximately $8.6 million. It is expected that Ener1 will continue to require additional capital support for its operations. Ener1 expects to seek additional financing by the first quarter of 2005 in the form of equity or debt financing.

     At the time of Capitalink’s review, Ener1 estimated the Merger and Distribution would cost approximately $400,000 and Ener1 also assumed that these costs would be split evenly between Ener1 and Splinex. Capitalink noted that Ener1 has sufficient capital resources to pay their estimated share of the transaction costs.

     Splinex Financial Review. Capitalink undertook analyses of the historical financial performance and financial projections of Splinex in order to understand and interpret its operating and financial performance and strength.

     Splinex is a development stage company with limited operating history. Capitalink reviewed the draft financial statements for Splinex for the initial fiscal period ended March 31, 2004. The preparation of these audited financial statements was being completed and the impact of changes, if any, to Splinex’s financial results of operations or financial condition during the audit process could be material.

     For the fiscal period ended March 2004, Splinex generated no revenue and approximately $0.8 million in net losses. As of March 31, 2004, Splinex had approximately $165,000 in cash and no interest bearing debt. Total assets were approximately $235,000 and stockholders equity was approximately $27,000.

     As of April 30, 2004, Splinex, LLC, the sole stockholder of Splinex, had received approximately $1.35 million from the original $2.0 million financing commitment from Splinex, LLC’s members.

     Capitalink reviewed cash flow projections provided by Splinex management for the years ending December 2004 and December 2005. Capitalink noted the following:

•	The projections were on a cash flow basis and did not represent accrual accounting.

•	In addition, the projections were not prepared on a fiscal year basis.

•	The projections showed that Splinex requires approximately $3.0 million in additional capital or financing to fund its operations through December 2005.

     Capitalink noted that the projections are a work in progress and are based on knowledge and assumptions made by Splinex and Ener1 Group management as of May 2004. Capitalink expects management will continue to update and revise the projections as further information about Splinex’s financial and operating structure is obtained.

     Capitalink noted that Splinex’s financial and commercial success is predicated on attracting top-flight management and providing them with sufficient capital to execute a business plan to commercialize Splinex’s technology. Similar to all start up or early stage ventures, there is a high likelihood of failure offset, to some degree, with a large return on investment opportunity.

     Selected Precedent Transactions Analysis. Capitalink utilized the selected precedent transactions analysis, a market valuation approach, for the purposes of compiling precedent or comparable transaction statistics and developing valuation metrics based on the pricing in such transactions.

     The precedent transaction analysis generally provides the widest range of value due to the varying importance of an acquisition to a buyer in addition to the potential differences in the transaction process (i.e., competitiveness among potential buyers).

     Capitalink reviewed transactions in which the acquired company (the “Acquiree”) typically sells 100% of its stock to the public company (the “Public Company”) in a reverse merger in exchange for a majority ownership of the Public Company. Capitalink reviewed 27 of such transactions closed since January 2002. Capitalink selected only Public Companies with no significant operations.

     The precedent transaction review helps to identify:

•	The range of the ownership of the Public Company issued to the Acquiree.

•	Whether the Public Company had any existing assets or liabilities.

•	Any other conditions imposed.

     It is noted that this analysis is limited in that it does not attempt to value the Acquiree’s stock for each transaction. Capitalink would expect that the higher the potential or expected value of the Acquiree, the higher the ownership percentage of the Public Company given to the Acquiree in the transaction.

     Capitalink noted the following: that the range of ownership percentage of the Public Company given to the Acquiree ranged from 53.3% to 99.0%, with a mean and median of 80.8% and 83.1%, respectively, for all transactions reviewed. For transactions where the Public Company did not own any assets, the percentage ranged from 71.0% to 99.0%, with the mean and median both approximately 85.0%.

     Capitalink noted Ener1’s percentage ownership of Ener1 Acquisition would fall from 100% to 5% as a result of the Merger and the Distribution, and that this 95% reduction in ownership lies in the upper range of the ownership percentage reduction in the precedent transactions. Capitalink considered this to be within the range of fairness given the significant potential value of Splinex’s technology (see the comparable company analysis below) and the relatively low cost of the transaction to Ener1’s shareholders.

     None of the precedent transactions are identical to the Merger and the Distribution. Accordingly, an analysis of comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the target companies in the precedent transactions and other factors that could affect the respective acquisition values.

     Selected Comparable Company Analysis. Capitalink utilized the selected comparable company analysis, a market valuation approach, for the purposes of compiling guidelines or comparable company statistics and developing valuation metrics based on prices at which stocks of similar companies are trading in a public market. Capitalink used the analysis to review trading multiples that might be used by the financial markets to value Splinex following the Merger and Distribution.

     The selected comparable company analysis reviews the trading multiples with those of other publicly traded companies that are similar to Splinex with respect to business model, operating sector, size and target customer base. Capitalink formed two groups of companies (the “Comparable Companies”) as follows:

•	Technology Licensing Companies – technology companies that develop new technologies that can be licensed for various applications.

•	Graphic Visualization Software Companies – software companies that have developed end-user software specifically for the graphic visualization market including 3-D visualization and CAD systems.

     For the two groups of Comparable Companies, Capitalink calculated multiples based on market value and enterprise value in the analyses. Market values were used to calculate multiples of latest twelve months earnings per share, current fiscal year earnings per share, and common equity, while enterprise values were used to calculate multiples of latest twelve months, current fiscal year and next fiscal year revenue, latest twelve months earnings before interest and taxes (“EBIT”) and latest twelve months earnings before interest, taxes, depreciation and amortization (“EBITDA”).

     Capitalink utilized eight Comparable Companies involved in technology licensing (the “Technology Licensing Companies”) including Magma Design Automation, Inc., Medis Technologies Ltd., Research Frontiers, Inc., Immersion Corp., Aware, Inc., Irvine Sensors Corp., Competitive Technologies, Inc., and EMPS Research Corp. Revenue for the Technology Licensing Companies ranged from zero to approximately $113.7 million, while market values ranged from approximately $8.2 million to approximately $607.0 million.

     Three of the Technology Licensing Companies had revenue less than $500,000 and were considered early-stage technology development companies. Only one of the companies generated positive earnings. The following multiples were calculated for the Technology Licensing Companies:

•	The mean and median market value to common equity was 8.6 and 5.8 times, respectively.

•	The mean and median enterprise value to latest twelve months revenue was 4.73 and 3.58 times, respectively.

     Only one of the Technology Licensing Companies generated positive earnings (Magma Design Automation, Inc.) and had revenue forecasts. Capitalink calculated the multiples for this company as follows:

•	Market value as a multiple of latest twelve months and current fiscal year earnings per share of 62.7 times and 21.7 times, respectively.

•	Enterprise value as a multiple of latest twelve months, current fiscal year and next fiscal year revenue of 5.99 times, 4.30 times and 3.46 times, respectively.

•	Enterprise value as a multiple of latest twelve months EBITDA of 26.4 times.

     Capitalink utilized five Comparable Companies involved in the provision of software to the graphics visualization market (the “Software Companies”), including ANYSYS, Inc., Vital Images, Inc., Insightful Corp., Arrhythmia Research Technology, Inc., and Accuimage Diagnostics Corp. Revenues for the Software Companies ranged from approximately $506,000 to approximately $120.3 million, while market values ranged from approximately $4.3 million to approximately $660.8 million.

     Of the four Software Companies that generated positive EBITDA, the average revenue was $43.3 million and average EBITDA margin was 20.1%. The following multiples were calculated for the Software Companies:

•	The mean and median market value to latest twelve months earnings per share was 24.7 and 25.6 times, respectively.

•	The mean and median market value to common equity was 5.4 and 4.2 times, respectively.

•	The mean and median enterprise value to latest twelve months revenue was 4.67 and 3.89 times, respectively.

•	The mean and median enterprise value to current fiscal year revenue were both 3.42 times.

•	The mean and median enterprise value to latest twelve months EBITDA was 24.6 times and 19.2 times, respectively.

     Because Splinex is a development stage company and had not generated any revenue or positive earnings at the time of Capitalink’s review, Capitalink did not apply a range or any specific multiple to determine indicated market and enterprise valuation ranges for Splinex. Capitalink noted that the industry and the market for Splinex’s technology, as indicated by the multiple ranges and market and enterprise valuations of the Comparable Companies suggests Splinex’s future market and enterprise values could be material.

     Capitalink also noted the range of enterprise values for the Comparable Companies that generated little or no revenue (and are considered development-stage companies similar to Splinex), was approximately $4.5 million to approximately $355.8 million.

     As noted above, none of the comparable companies is identical or directly comparable to Splinex. Accordingly, Capitalink considered the multiples and market valuations for such companies, taken as a whole, to be more relevant than the multiples and market valuation of any single company. Further, an analysis of publicly traded comparable companies is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading of the comparable companies.

     Capitalink performed a variety of financial and comparative analyses for the purpose of rendering the Capitalink opinion. While the foregoing summary describes all material analyses and factors reviewed by Capitalink with Ener1’s independent committee of the board of directors, it does not purport to be a complete description of the presentations by Capitalink or the analyses performed by Capitalink in arriving at its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In addition, Capitalink may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. In performing its analyses, Capitalink made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Ener1 and Splinex. The analyses performed were prepared solely as part of Capitalink’s analysis of the fairness of the Merger Consideration, from a financial point of view, to Ener1’s non-affiliated stockholders, and were provided to Ener1’s board of directors in connection with the delivery of Capitalink’s opinion.

MANAGEMENT

Directors and executive officers

     The following table sets forth information regarding our directors and executive officers.

			Director or
			Executive Officer
Name	Age	Position	Since
Michael Stojda	41	Director, President and Chief Executive Officer	2004
Kevin Fitzgerald	47	Chairman of the Board	2004
Dr. Peter Novak	51	Director	2004
Edward Dubrovsky	30	Director	2004
Gerard Herlihy	51	Chief Financial Officer	2004
Curtis Wolfe	41	General Counsel and Secretary	2004

     Michael Stojda has been our chief executive officer, president and director since September 2004. Mr. Stojda has nearly 17 years of experience working in high-technology hardware and software industries and has spent the last 9 years in the computer graphics and digital content creation software industries. From 2001 to 2003, he was managing director of Softimage Co, a wholly-owned Canadian subsidiary of Avid Technology, Inc., a public company, and a member of Avid’s executive team. As managing director, Mr. Stojda directed the turnaround of the company with responsibility for Softimage’s worldwide operations. From 1994 to 2001, he held positions with Avid and Softimage, including periods while Softimage was a subsidiary of Microsoft, Inc., directing the editing, finishing, animation and graphics products. From 1988 through 1994, Mr. Stojda was employed by Digital Equipment Corporation in the company’s minicomputer, storage and customer service business units and held positions including business development manager, program manager and business segment manager. Prior to that, he held positions in engineering and production management at Thomas C. Wilson, Inc. Mr. Stojda has a Master of Arts degree in Business Administration from Boston University, a Master of Science degree in Industrial Engineering from Polytechnic University, a Master of Science degree in Operations Management from Polytechnic University, and a Bachelor of Science degree in Mechanical Engineering from New York Institute of Technology.

     Kevin Fitzgerald has been chairman of our board of directors since June 2004. He currently serves as a director and chief executive officer of Ener1, the parent company of Ener1 Acquisition, and also as sole director of Ener1 Acquisition. Prior to joining Ener1, he was president of Edison Advisors, LLC, an investment banking firm, from 2002 to 2003. From 2000 to 2001, Mr. Fitzgerald was president and chief executive officer of Globaltron Corp., a public telecommunications company. Mr. Fitzgerald was president and chief executive officer of Neff Corp., an industrial and construction equipment rental company, from 1995 to 2000. Mr. Fitzgerald has an undergraduate degree in Electrical Engineering and a Masters of Science degree in Finance. As an engineer, Mr. Fitzgerald worked for General Dynamics and Sperry Corporation. Mr. Fitzgerald also worked at Deloitte & Touche for seven years.

     Dr. Peter Novak has been a director of our company since its founding in February 2004. Since 2001, he has been the chief technology officer and a director of Ener1 Group and a director of Ener1. Since 1991, Dr. Novak has worked with Mike Zoi, who is also a director of Ener1, focusing on bringing advanced electronic technologies to market. In 1998, Dr. Novak worked with Mr. Zoi to form On Power Battery s.r.l. (subsequently renamed Ener1 s.r.l.). Dr. Novak was, and is, the “sole administrator,” a position equivalent to president, and sole director, for Ener1 s.r.l. Ener1 s.r.l. commenced development of a research, development and production facility for advanced lithium metal batteries in Italy in 1998. For the next three years, Dr. Novak worked with Mr. Zoi to manage the start-up business operations of Ener1 s.r.l. Dr. Novak was, during that period, and is now, primarily responsible for technology development. In that capacity, he performed and supervised research and development, developed numerous technologies for which patent applications are now in process at the United States Patent and Trademark office and elsewhere. In 2001, Dr. Novak and Mr. Zoi formed Ener1 Holdings, Inc., now named Ener1 Group. As chief technology officer of Ener1 Group he is responsible for all technology development, licensing and patent matters. Dr. Novak also assists in the management of the business affairs of Ener1 Group. Dr. Novak graduated from the Ural Polytechnic Institute, Physics and Technical Department, with specialization in experimental nuclear physics. Dr. Novak obtained his Ph.D. degree in physical chemistry from the Institute of Solid State Chemistry, Ural Branch Academy of Science, Russia.

     Edward Dubrovsky has been a director of our company since June 2004. Mr. Dubrovsky has also served as a director of EnerLook Solutions, Inc., a subsidiary of Ener1, since 2002. From 1992 through the present, Mr. Dubrovsky has been a licensed California real estate broker working in real estate sales, financing and development as an independent contractor associated with E&J Realty. From 2001 through the present, Mr. Dubrovsky has also been the president and managing director of Maple Ventures, Inc., a real estate financing firm in California. Mr. Dubrovsky earned a Bachelor of Science degree in Business Administration with an emphasis in Business Finance and Accounting from the University of San Francisco in 1995.

     Gerard Herlihy has been our chief financial officer since June 2004. In the year prior to joining our company, Mr. Herlihy provided accounting, financing and acquisition advisory consulting services to public and private companies including CX2 Technologies, Inc. and Landover Partners LLC. During 2001 through 2003, he was also the founder and chief executive officer of Putt Trak Inc., a company dedicated to the development of vision systems software for sports training devices. From 1996 to 2000, Mr. Herlihy was chief financial and administrative officer of Williams Controls, Inc., a publicly-held manufacturer of sensors and controls. Mr. Herlihy held previous positions directing turnarounds in public and private companies and in investment banking and public accounting. Mr. Herlihy has a Masters of Business Administration degree from the Harvard Business School and a Bachelor of Science degree from the University of Rhode Island and is an inactive CPA.

     Curtis Wolfe became our general counsel and secretary in June 2004. Mr. Wolfe also serves as general counsel for Ener1 Group. Prior to joining Ener1 Group, Mr. Wolfe was a partner at the law firm Steel Hector & Davis LLP where he practiced law from 1998 to 2004. While at Steel Hector, Mr. Wolfe built a practice focusing on complex corporate transactions, including mergers and acquisitions, finance and intellectual property with an expertise in software licensing. Prior to 1998, Mr. Wolfe practiced law in the business and finance department of Ballard Spahr Andrews & Ingersoll in Philadelphia, PA. Mr. Wolfe is admitted to practice law in Florida, Delaware and Pennsylvania. Mr. Wolfe has served on the board of directors of the Zoological Society of Florida since 2002 and served from 2002 until 2004 on the executive committee and board of directors of the Miami-Dade County Beacon Council, Inc., Miami-Dade County, Florida’s official economic development agency. Mr. Wolfe holds a Juris Doctor degree from the University of Iowa College of Law and a Bachelor of Integrated Studies degree in English, Mathematics and Latin American Studies from Weber State University in Ogden, Utah.

Board composition

     Our board of directors currently consists of four members. The number of directors may change from time to time, solely as determined by resolution adopted by a majority of the board of directors. Our bylaws require a minimum of one director and allow a maximum of nine directors.

     We intend to appoint at least two additional independent directors to our board of directors, including at least one independent director who is a “financial expert” under the Commission’s standards. Currently, Mr. Dubrovsky is our only director who is “independent” as defined under Rule 4200(a)(15) of the National Association of Securities Dealers’ (“NASD”) Listing Standards for NASDAQ-listed companies.

Committees of the board of directors

     We currently have no standing committees of our board of directors. The functions of a nominating committee, audit committee and compensation committee are currently carried out by the full board of directors. Upon the admission of additional independent members of our board of directors, our board of directors intends to establish these committees. Mr. Fitzgerald is a “financial expert” under the Commission’s standards and is not independent as defined under the NASD Listing Standards.

Director nomination process

     When seeking candidates for director positions, the directors may solicit suggestions from stockholders, management or others. The directors may engage a search firm that specializes in placements of directors, to help identify and facilitate the screening and interview process of potential nominees for director positions.

     Our bylaws provide that directors must be natural persons who are 18 years of age or older, but need not be residents of the State of Delaware or stockholders of our company. The directors may consider the following additional criteria, among others they deem appropriate, in recommending candidates for election to the board of directors:

•	personal and professional integrity, ethics and values;

•	experience in corporate management, and a general understanding of marketing, finance and other elements relevant to the success of a publicly-traded company in today’s business environment;

•	experience in the computer industry in general, and the graphics and computational software industry in particular;

•	experience as a board member of another publicly-held company; and

•	practical and mature business judgment, including the ability to make independent analytical inquiries.

     Qualified candidates for membership on the board of directors will be considered without regard to race, color, religion, gender, ancestry, national origin or disability. After conducting an initial evaluation of a candidate, the directors will interview that candidate if the board believes the candidate might be suitable to be a director. The candidate may also be asked to meet with management.

Director compensation

     Following the Merger, we intend to grant Mr. Dubrovsky an option to purchase 100,000 shares of our common stock with an exercise price equal to $0.20 per share, vesting in approximately equal installments over three years. Other than as described in this paragraph, we do not pay any of our directors any additional amount for his or her services as director. We do, as described below, compensate one of our non-employee directors for his services to us as a consultant.

Compensation committee interlocks and insider participation

     Our entire board currently determines the compensation of our officers. The board of directors of Ener1 also determines the compensation of its officers. Two of our directors, Dr. Novak and Mr. Fitzgerald are also directors of Ener1 and Mr. Fitzgerald is the chief executive officer of Ener1. Mr. Fitzgerald is also the sole director of Ener1 Acquisition.

Executive compensation

     The following table sets forth all compensation awarded, earned or paid by us for services rendered in all capacities to us during the period from our inception in October 2003 through the end of our fiscal year on March 31, 2004, to our chief executive officer and president and our chief financial officer. We refer to these individuals collectively as the “named executive officers.”

Summary Compensation Table

Annual Compensation
Name and Principal Position	Salary	Bonus	Other
Michael Stojda – President and Chief Executive Officer(1)	—	—	—
Dr. Peter Novak – Former President	$—	$—	$16,667	(2)
Gerard Herlihy – Chief Financial Officer (3)	—	—	—

(1)	Mr. Stojda joined us after the end of the fiscal year ended March 31, 2004 and did not receive any compensation from us during the fiscal year ended March 31, 2004.

(2)	Includes amounts received under a consulting agreement. Dr. Novak did not receive any additional compensation from us for his services as our former president.

(3)	Mr. Herlihy joined us after the end of the fiscal year ended March 31, 2004 and did not receive any compensation from us during the fiscal year ended March 31, 2004.

     Board of directors report on executive compensation

     Our compensation philosophy is to provide a competitive total compensation package so that we can attract, retain, and motivate talented employees and executives. We will also strive to maximize shareholder value by linking compensation to individual and team achievement of agreed upon goals relating to overall corporate performance. Our board of directors believe that compensation for our executives should encourage and reward superior performance. Our executive compensation consists primarily of base salary, the opportunity to receive annual cash bonuses, the award of stock options, health insurance and similar benefits. The compensation package of each executive will be reviewed by the board of directors or the compensation committee on an annual basis.

BOARD OF DIRECTORS
Kevin P. Fitzgerald, Chairman
Michael Stojda
Peter Novak
Edward Dubrovsky

Option grants

     We did not grant any options to purchase our common stock to our named executive officers during fiscal 2004. In June 2004, we agreed to grant an option to purchase 100,000 shares of common stock with an exercise price of $0.20 per share to each of Messrs. Herlihy and Dubrovsky, our chief financial officer and director, respectively, which will be granted as of the Closing Date. These option grants will be pursuant to our 2004 Stock Option Plan. On September 1, 2004, we entered into an employment agreement with Mr. Stojda, our chief executive officer and president, under which we agreed to grant the options described below under “Employment and consulting agreements – Employment Agreement with Michael Stojda.”

Employment and consulting agreements

     Employment Agreement with Michael Stojda

     We entered into an employment agreement with Mr. Stojda dated September 1, 2004, under which Mr. Stojda agreed to serve as our president and chief executive officer for a term of three years. He will receive an annual salary of $275,000, and is eligible to receive an annual performance bonus of up to 100% of his salary; payment of this bonus will be based on the achievement of performance objectives to be agreed upon by us and Mr. Stojda. In addition, we agreed to grant him, as of the Closing Date, 400,000 shares of restricted stock. As of the date of grant of the restricted stock, the restrictions as to the transferability of such shares will lapse with respect to that number of shares as to which restrictions would have lapsed if the grant date had been September 1, 2004 and the restrictions lapsed with respect to 33,333 shares per month. Restrictions with respect to the remaining restricted shares will lapse with respect to 33,333 shares per month. We also agreed to grant to Mr. Stojda, as of the Closing Date, options to purchase an aggregate of 3,500,000 shares of our common stock with exercise prices and vesting schedules as follows: an option to purchase 2,000,000 shares that will vest in equal monthly installments over three years with an exercise price of $0.20, and an option to purchase 1,500,000 shares which will vest in full at the earliest of: (i) the date we achieve cumulative revenue of $50,000,000 or (ii) five years after he begins working, with an exercise price of $0.50 per share. The grant of options to purchase 2,000,000 shares with an exercise price of $0.20 per share will be pursuant to our 2004 Stock Option Plan.

     We have agreed to grant Mr. Stojda piggyback registration rights and tag-along rights with respect to the shares underlying the grant of restricted stock and options described above.

     Upon a “Change in Control”, the grant of restricted stock and the options described above will become fully vested. A “Change in Control” will be deemed to have occurred:

•	if any “person” (as defined in Sections 139d)(3) and 14(d)(3) of the Exchange Act), other than us, our subsidiary, a compensation plan of ours or of our subsidiary or any person reported as a beneficial owner of our common stock in this prospectus, becomes the “beneficial owner” (as defined Rule 13d-3 of the Exchange Act) of thirty percent (30%) or more of our outstanding common stock;

•	if there is a change in composition of our board within a two year period as a result of which a majority of our directors are individuals who were not either (1) directors as of September 1, 2004 or (2) elected, nominated for election or whose election was confirmed by, at least a two-thirds majority of the Board; or

•	if our stockholders approve a sale, reorganization, merger or consolidation with respect to which persons who were our stockholders immediately prior to such transaction do not own securities representing more than fifty percent of the voting power entitled to elect directors of the surviving entity immediately after the transaction; our liquidation or dissolution or the sale of all or substantially all of our assets.

          Either we or Mr. Stojda may terminate the employment agreement at any time on ninety days’ notice. If we terminate the agreement for “Cause,” or Mr. Stojda terminates the agreement without “Good Reason”, he will be entitled to receive only amounts that are due or accrued under the agreement as of the termination date. If we terminate the agreement without Cause, or Mr. Stojda terminates the agreement for Good Reason, he will be entitled to receive (1) an amount equal to twelve months’ salary, and (2) a percentage of his annual salary equal to the percentage of his annual salary paid to him as a bonus for the immediately preceding year. However, if his employment terminates after a Change in Control occurs, the bonus amount he will receive will be the greater of (a) the amount payable under clause (2) above or (b) fifty percent of his target bonus for the year in which his employment is terminated. In addition, any grant of restricted stock or options whose vesting is conditioned solely on the passage of time will vest in full. We will also pay our share of any group health insurance under COBRA, the Consolidated Omnibus Budget Reconciliation Act, for the period during which severance is paid.

          “Cause” is defined in the employment agreement as:

•	Mr. Stojda’s continued, willful and deliberate failure to perform his duties;

•	Mr. Stojda engages in misconduct materially and demonstrably injurious to us; or

•	Mr. Stojda is convicted of a felony.

          “Good reason” is defined in the employment agreement as:

•	a Change in Control

•	a reduction of Mr. Stojda’s duties, title, reporting status or responsibilities;

•	a reduction of Mr. Stojda’s salary;

•	relocation of our principal place of business after Mr. Stojda relocates to south Florida; or

•	our material breach of the employment agreement.

          If we terminate the employment agreement due to Mr. Stojda’s inability to substantially perform his duties by reason of disability for at least three consecutive months, or due to his death, he or his estate, as applicable, will be entitled to receive (1) his base salary for the month in which his employment is terminated, (2) a pro rata portion of his target annual bonus and (3) any disability benefits to which he is entitled under our benefit plans then in effect. In addition, any grant of restricted stock or options will vest in full and remain exercisable for six months.

          Mr. Stojda has agreed that he will not, directly or indirectly, (1) compete with us or our parents, subsidiaries or affiliates or (2) solicit any of our executives, employees or consultants, during the term of the employment agreement and for six months after the agreement terminates.

     Employment letter with Gerard Herlihy

     Mr. Herlihy agreed in an employment letter dated May 20, 2004 to serve as our chief financial officer. He became our chief financial officer in June, 2004. He is an “at will” employee. He receives an annual salary of $110,000, and is eligible to receive an annual performance bonus of up to 50% of his salary. In addition, we agreed to grant Mr. Herlihy an option to purchase 100,000 shares of our common stock as described in “—Option grants,” with an exercise price and vesting schedule to be determined.

     Consulting agreement of Dr. Peter Novak

     We entered into a consulting agreement with Dr. Novak under which Dr. Novak agreed to work for us as an independent contractor providing technical advice, technical management, strategic planning and international licensing advice. We agreed to pay him a consulting fee of $100,000 per annum. Dr. Novak is required to submit statements on a monthly basis describing the nature of his work during the previous month. The agreement requires Dr. Novak to keep our proprietary information confidential and requires him to enter into a separate assignment of his intellectual property rights with respect to any inventions relating to business of Splinex to us. The agreement may be terminated at any time by either party upon written notice to the other party. Under the agreement, during the period of his consultancy and for 12 months thereafter, Dr. Novak has agreed not to solicit any of our employees to terminate their employment with us.

     2004 Stock Option Plan

     Our 2004 Stock Option Plan was adopted by our board of directors and our sole stockholder. We have no other equity compensation plans. The plan is administered by the board of directors, but the board may delegate the administration of the plan to a committee at any time. We have reserved 10,000,000 shares of our common stock for issuance in connection with awards granted under the Stock Option Plan. The Stock Option Plan provides for the issuance of options to purchase up to 5,000,000 shares initially. An additional 5,000,000 shares will be available for issuance in connection with options granted under the plan beginning June 30, 2005. The number of shares reserved for issuance under the Stock Option Plan may be increased in accordance with the terms of the Stock Option Plan and applicable law. Following the Closing Date. we will grant options to purchase 2,000,000 shares to Mr. Stojda and options to purchase a total of 200,000 shares to Mr. Herlihy, our chief financial officer and Mr. Dubrovsky, our director, under the plan, leaving 7,800,000 shares available for issuance in connection with future option grants under the plan, 2,800,000 shares will be available for issuance initially and an additional 5,000,000 shares will be available for issuance as of June 30, 2005.

     The plan provides for the grant of stock options, including incentive stock options, known as “ISOs,” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. These options will be available only to our directors, officers and key employees.

     Generally, each option granted under the plan will have a term of ten years. The option exercise price per share will be determined by the board of directors and in general the option exercise price will not be less than 100% of the fair market value of the share of stock at the time that the option is granted. These minimum price provisions are increased to 110% of fair market value and other conditions and restrictions apply, with respect to awards granted to persons who own or are deemed to own more than 10% of the total combined voting power of all classes of our stock.

     Options granted under the plan will vest as determined by the board of directors. We generally expect each option will become exercisable at a rate of not less than 20% of the shares subject to the option per year over five years from the date the option is granted.

     If an option holder is terminated for a reason other than for cause, then the option, to the extent exercisable in accordance with the related stock option agreement as of the date of such termination of service, may thereafter be exercised until the earlier to occur of the expiration of the period ending 30 days from the date of termination of the option holder’s service and the expiration date of the option stated in the stock option agreement.

     If an option holder dies while a director, officer or key employee of our company or an affiliate, the deceased’s option will become fully exercisable for the total number of shares of stock subject to such option. The option may be exercised by the deceased’s designated beneficiary, heir or legal representative until the earlier to occur of the expiration of the period ending 30 days from the date of the option holder’s death and the expiration date of the option stated in the related stock option agreement.

     In the event of a change of control, and depending on the circumstances of the change of control, our board of directors may determine to do any of the following:

•	accelerate any outstanding option and allow it to become immediately exercisable as to all or a portion of the shares of our common stock subject to the option;

•	substitute shares of the surviving or successor company for our common stock in the exercise of options;

•	convert the options into a right to receive cash; or

•	determine that an option cannot be exercised after such a change of control.

     Any actions or determinations of the board of directors in the event of a change of control need not be uniform as to all outstanding options, nor must the board of directors treat all option holders identically.

     The 2004 Stock Option Plan terminates ten years after its initial adoption, unless earlier terminated by our board of directors. The board of directors may amend or terminate the plan at any time, subject to stockholder approval where required by applicable law. Any amendment or termination may not impair the rights of holders of outstanding awards without their consent.

Indemnification agreements

     We intend to enter into indemnification agreements with our directors and officers. These agreements will require us to indemnify our directors and officers against personal liability for actions taken in the good faith performance of their duties to us and to pay expenses, including attorneys’ fees, judgments, fines and settlement amounts, incurred by them in connection with any action or proceeding, including any action by or in our right, arising out of the person’s service as our director or officer or service to any other company or enterprise to which the person provides services at our request to the fullest extent permitted by law.

401(k) plan

     We currently have no 401(k) plan for the benefit of any officer or employee of our company.

SELLING STOCKHOLDERS

     The following table sets forth information as of November 1, 2004 with respect to the number of shares of our common stock we expect will be beneficially owned by the selling stockholders immediately following the Distribution and as adjusted to give effect to the sale of the shares offered by the selling stockholders under this prospectus. As used in this prospectus, “selling stockholders” will refer to the selling stockholders along with any pledges, donees, transferees or successors in interest who may later hold a selling stockholder’s interests who are selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, or other non-sale related transfer.

     The number of shares in the column labeled “Common Stock Offered” represents all of the shares that the selling stockholders may offer under this prospectus. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the common stock being registered for their accounts. The table assumes that the selling stockholders sell all of the shares offered by them under this prospectus. We are unable to determine the exact number of shares that actually will be sold. We do not know how long the selling stockholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares.

     The material relationships between each of the selling security holders and us and our affiliates, including Ener1 and Ener1 Group, are described in “Certain Relationships and Related Party Transactions.”

     We believe, based on information supplied by the following persons, that except as noted, the persons named in this table have sole voting and investment power with respect to all shares of common stock which they beneficially own. The amount and percentage of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days.

	Shares Beneficially Owned After
	the Distribution and Prior to the					Shares Beneficially Owned
Name of Selling	Offering			Common Stock Offered		After the Offering
Stockholders	Number		Percent	Number		Number		Percent
Splinex, LLC(1)	95,000,000		95%	30,000,000		65,000,000		70%
Ener1 Group, Inc.(2)	4,414,153	(2)	4.4%	4,414,153	(3)	0		*
Kevin Fitzgerald	5,425	(2)	*	5,425	(3)	0		*
Peter Novak	25,879	(2)	*	25,879	(3)	0	(4)	*

*	Indicates ownership of less than 1%.

(1)	Dr. Peter Novak, Mike Zoi, Ludmila Enilina and Albina Boeckli have dispositive and voting power over the shares of our common stock held by Splinex, LLC.

(2)	Dispositive and voting power over the shares of our common stock that will be held by Ener1 Group is exercised by the board of directors of Ener1 Group, which consists of Dr. Peter Novak, Mike Zoi and Boris Zingarevich.

(3)	Represents the number of shares we currently expect will be received by the selling stockholder in the Distribution.

(4)	Amount shown excludes shares owned indirectly through Splinex, LLC, of which Dr. Novak is a member and through Ener1 Group, Inc., of which an entity owned by Dr. Novak is a stockholder.

PLAN OF DISTRIBUTION

     We are registering the dividend by Ener1 to its shareholders of 5,000,000 shares of our common stock that will be issued to Ener1 in the Merger and distributed by Ener1 in the Distribution, as well as the issuance of 241,757 shares of our common stock which we have agreed to issue to holders of securities convertible into Ener1 common stock that have the right to elect to receive, upon conversion of such securities, the number of shares or our common stock that they would have received in the Distribution if the conversion of such securities had been effective prior to the record date for the Distribution. When the registration statement of which this prospectus is a part is declared effective by the Commission, we will be subject to the information and reporting requirements under the Securities Exchange Act and we will be required to file annual, quarterly and current reports, proxy statements and other information with the Commission. The Merger and the Distribution are described in “The Merger.”

     We are registering 34,445,457 shares on behalf of the selling stockholders named in this prospectus, including 30,000,000 shares of our common stock owned by the selling stockholders prior to the merger and 4,445,457 shares of our common stock that we expect to issue to the selling stockholders who are also shareholders of Ener1 in connection with the Merger. The shares may be offered on behalf of the selling stockholders, or by pledgees, donees or transferees of, or other successors in interest to, the selling stockholders, directly to one or more purchasers (including pledgees) or through, brokers, dealers or underwriters who may act solely as agents or who may acquire the shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.

     Sales of the shares may be effected by the selling stockholders from time to time in one or more types of transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through put or call option transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at fixed prices, market prices prevailing at the time of sale, prices related to market prices, varying prices determined at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. We are not aware of any agreements, understandings or arrangements among the selling stockholders and any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders.

     The selling stockholders and any broker-dealers that act in connection with the sale of the shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

     The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

     If we are notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will, if required, file a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus is a part, disclosing:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

     We will pay all costs, expenses and fees in connection with the registration of the shares offered by the selling stockholders under this prospectus. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares will be borne by the selling stockholders. We have agreed to keep the prospectus of which this registration statement is a part effective until the earlier of the date all the shares offered by the selling stockholders under this prospectus have been sold or the fifth anniversary of the date it is declared effective.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our company and Ener1, Inc. and some of its affiliates

     As a result of the Merger and Distribution, the shareholders of Ener1 will own approximately 5% of our outstanding common stock.

     Dr. Peter Novak, one of our directors, is a 50% equityholder of Z-N, LLC, a company that holds approximately 75% of the outstanding common stock of Ener1 Group. Ener1 Group holds approximately 88% of the outstanding common stock of Ener1, the parent company of Ener1 Acquisition. Mike Zoi, a consultant for our company, holds the other 50% equity interest in Z-N, LLC. Mr. Zoi’s consulting agreement is described under “—Additional agreements—Consulting agreement of Mike Zoi” below. Each of Dr. Novak and Mr. Zoi also receive annual compensation of $250,000 and insurance benefits, and annual automobile allowances of $11,124 and $23,715, respectively, from Ener1 in return for their services as directors of Ener1.

     The additional equity of Ener1 Group is owned by Bzinfin, S.A., which is beneficially owned by Boris Zingarevich. Boris Zingarevich, Mike Zoi and Dr. Novak are directors of Ener1 and Ener1 Group.

     Curtis Wolfe is our general counsel and secretary. He is also the general counsel for Ener1 Group. He receives his salary from Ener1 Group. At the end of every month, Ener1 Group invoices us at a rate equal to his base salary, plus 20% to cover benefits and other fixed costs, for the number of hours he worked for our company that month, based on the assumption that Mr. Wolfe works a total of 160 hours per month. We will not be billed for more than 8 hours of Mr. Wolfe’s time per day, even if he works for us for more than 8 hours a day. This arrangement allows us to benefit from Mr. Wolfe’s legal skills at an effective rate that we believe, based on our knowledge of the local legal market, to be below that of an attorney in private practice with his experience and skill level. In addition, we benefit from having a general counsel without incurring liability for the salary and benefits for a full-time employee. Currently, the hourly billed rate for Mr. Wolfe’s time is $101 per hour. The percentage of Mr. Wolfe’s time that he devotes to our affairs varies from week to week depending on our need for his services.

     Kevin Fitzgerald is the chairman of the board of our company. He is also the sole director of Ener1 Acquisition and is the chairman of the board and chief executive officer of Ener1.

     Ener1 entered into an employment agreement with Mr. Fitzgerald under which he became Ener1’s chief executive officer, director and chairman of its board of directors, effective as of September 8, 2003, for a term lasting until December 31, 2005, with automatic annual renewals thereafter unless terminated by Ener1 or Mr. Fitzgerald. Under the employment agreement, Mr. Fitzgerald is entitled to receive an annual salary of $350,000 and option grants to purchase Ener1 common stock, the terms of which are described in the section titled “Equity Compensation Plan Information” of the Form 10-KSB/A submitted by Ener1 to the Commission on May 14, 2003 for the fiscal year ended May 14, 2003.

     One of our employees performs technology consulting and patent advisory work for Ener1 and Ener1 Group related entities. We are reimbursed for these services at the rate of 120% of his direct hourly rate.

Loans from Ener1 Group

     In November and December 2004, Ener1 Group loaned us a total of $200,000 to fund our working capital needs. These loans bear interest at an annual rate of 5% and must be repaid by the earlier of February 21, 2005 or five business days after we receive an aggregate of $1,250,000 from the following sources: (1) amounts borrowed under the Revolving Loan Agreement, (2) any private investment in our company or (3) our revenues.

Sublease

     We have subleased commercial property, which serves as our headquarters and work space, through an assignment of a sublease from Splinex, LLC. Splinex, LLC subleased this property from Ener1 Group. Under the terms of our sublease, we are required to make monthly lease payments in the base amount of $4,661 to $5,453 per month through February, 2008. Our sublease and related documents are filed as exhibits to the registration statement of which this prospectus is a part. Due to Splinex, LLC’s lack of financial history at the time it entered into the sublease, it was unable to obtain a lease from a third party on terms comparable to or more favorable than those contained in the sublease. The rent we pay under the sublease is the same amount as the rent Ener1 Group pays under the lease with no mark-up; the other terms of the sublease are also the same terms as Ener1 Group is subject to under the lease. We believe the terms of the sublease, including the amount of rent, were comparable with terms that were generally available in the local market at the time we entered into the sublease, based on our knowledge of the local real estate market.

Our company and Splinex, LLC

     In connection with our formation and in return for the issuance of all of our outstanding common stock, Splinex LLC agreed to contribute to us substantially all of its assets and liabilities. This contribution occurred as of April 1, 2004. We recorded this transaction at the book value of the assets and liabilities at the date of transfer. Splinex, LLC no longer conducts any operations but will continue to hold our common stock.

     Following the Merger and Distribution, Splinex, LLC will own approximately 95% of our outstanding common stock.

     We were formed to be the operating company of Splinex, LLC. Until the Merger is completed, we will be wholly owned by Splinex, LLC. Dr. Novak and Mike Zoi are both members and managers of Splinex, LLC and each holds 12.75% of the economic membership interests (and 12.5% of the voting membership interests) of Splinex, LLC. Each of Mikhail and Boris Zingarevich also indirectly holds 12.75% of the economic membership interests (and 12.5% of the voting membership interests) of Splinex, LLC.

     Bzinfin, S.A., the company with whom we have a revolving loan agreement, is also a stockholder of Ener1 Group. Bzinfin S.A. is indirectly owned by Boris Zingarevich, who beneficially owns a limited liability company that is a member of Splinex, LLC and is a director of Ener1 Group.

     Our Russia-based programmers were paid on our behalf by a Russian consultant who is now our employee who handled administrative matters for us in Russia. Between October 29, 2003 and July 2, 2004, we paid $141,800 to this consultant to pay the expenses of our operations in Russia, including wages and benefits paid to Russian personnel and rent. In March 2004, the consultant formed Splinex Outsourcing to handle administrative and employment matters in connection with our Russian operations. The owner of the outstanding securities of Splinex Outsourcing LLC has agreed to contribute these securities to ANTAO as soon as practicable, at which time Splinex Outsourcing will become our indirect, wholly-owned subsidiary.

     Alexander Malovik is a member of Splinex, LLC and holds 49% of the economic membership interests (and 50% of the voting membership interests) of Splinex, LLC. Mr. Malovik formed ANTAO, Ltd. to be the administrative vehicle for our development efforts in Russia. Between July 1, 2004 and November 30, 2004, we paid an aggregate of $132,000 to ANTAO to pay the costs associated with our operations in Russia, including wages and benefits paid to Russian personnel and rent. ANTAO sent these funds, after retaining sufficient funds to pay its administrative expenses and taxes, to Splinex Outsourcing LLC, a Russian limited liability corporation, which used the funds to pay these costs. Neither ANTAO nor Mr. Malovik received any consideration from us in return for these services. Mr. Malovik contributed the outstanding stock of ANTAO, Ltd. to us on September 20, 2004 as part of Mr. Malovik’s contribution obligation under the operating agreement of Splinex, LLC. Mr. Malovik does not have an ongoing operational role in the day-to-day operations of ANTAO, Ltd.

Revolving Loan Agreement

     We are party to a revolving loan agreement with Bzinfin, S.A., a British Virgin Islands limited corporation. Bzinfin, S.A. is wholly owned by Boris Zingarevich. Additionally, Bzinfin, S.A. and Z-N, LLC are the sole owners of Ener1 Group. Ener1 Group is the majority shareholder of Ener1.

     Under the revolving loan agreement, Bzinfin, S.A. has agreed that it or one of its affiliates will loan and reloan us amounts up to $2,500,000 upon our request, at an annual interest rate of 5%. This $2,500,000 commitment will be available from the Closing Date through July, 2005. All outstanding principal and interest under this agreement must be repaid on the second anniversary of the first disbursement of funds under the revolving loan agreement. The maximum loan amount will be reduced dollar-for-dollar by the cumulative gross proceeds we receive after the Merger from the sale of our equity or debt securities or from any loans or other credit facilities extended to us.

Additional agreements

     Both Dr. Novak and Mr. Zoi have signed consulting agreements with us. Dr. Novak’s consulting agreement is described in “Management—Employment and consulting agreements—Consulting agreement of Dr. Peter Novak.”

     Consulting agreement of Mike Zoi

     We entered into a consulting agreement with Mr. Zoi in February, 2004.

     Under the agreement, Mr. Zoi agreed to work for us as an independent contractor providing advice regarding capital formation, equity structuring, business planning, strategic planning and international licensing. We agreed to pay him a consulting fee of $100,000 per annum. Mr. Zoi is required to submit statements on a monthly basis describing the nature of his work during the previous month. The agreement requires Mr. Zoi to keep our proprietary information confidential. Under the agreement Mr. Zoi also assigned to us any intellectual property rights he may acquire while working with our technology. The consulting agreement may be terminated at any time by either party upon written notice to the other party. Under the agreement, during the period of his consultancy and for 12 months thereafter, Mr. Zoi has agreed not to solicit any of our employees to terminate their employment with us.

PRINCIPAL STOCKHOLDERS

     The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of November 1, 2004 and after the issuance of our common stock in the Merger and the Distribution of such shares to the shareholders of Ener1, by the following:

•	each person of whom we are aware that beneficially owns more than 5% of our common stock;

•	each of the directors and named executive officers individually; and

•	all directors and executive officers as a group.

     Beneficial ownership is determined in accordance with SEC rules, which generally attribute beneficial ownership of securities to each person who possesses, either solely or shared with others, the power to vote or dispose of those securities. These rules also treat as outstanding all shares of capital stock that a person would receive upon exercise of stock options or warrants held by that person that are immediately exercisable or exercisable within 60 days of the determination date, which in the case of the following table is September 1, 2004. Shares issuable pursuant to stock options and warrants exercisable within 60 days are deemed outstanding for computing the percentage of the person holding such options or warrants, but are not deemed outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 95,000,000 shares of common stock outstanding as of September 1, 2004 and 100,000,000 shares of common stock outstanding after the completion of the Merger and Distribution. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Prior to the Distribution		Following the Distribution
	Number of Shares of	Percent of Common	Number of Shares of	Percent of Common
Name and Address of	Common Stock	Shares Beneficially	Common Stock	Shares Beneficially
Beneficial Owner	Beneficially Owned	Owned	Beneficially Owned	Owned
Splinex, LLC 550 W. Cypress Creek Road, Suite 410 Fort Lauderdale FL 33309	95,000,000	100%	95,000,000	95%
Ener1 Group, Inc. 550 West Cypress Creek Road, Suite 120 Fort Lauderdale FL 33309	0	*	4,414,153	4.41%
Michael Stojda	0	*	400,000 (1)	*
Edward Dubrovsky	0	*	0	*
Kevin Fitzgerald	0	*	5,425	*
Peter Novak(2)	0	*	25,879	*
Gerard Herlihy	0	*	0	*
Curtis Wolfe	0	*	0	*
All directors and executive officers as a group (6 persons)	0	*	431,304	*

*	Indicates ownership of less than 1%

(1)	Amounts shown include 400,000 shares of restricted common stock to be granted to Mr. Stojda as of the Closing Date over which Mr. Stojda will have voting power as of the Closing Date.

(2)	Amounts shown exclude shares owned indirectly through Splinex, LLC, of which Dr. Novak is a member, and through Ener1 Group, of which an entity owned by Dr. Novak is a stockholder.

(3)	Amounts shown exclude shares owned indirectly through Splinex, LLC, of which an entity owned by Mr. Zingarevich is a member.

DESCRIPTION OF CAPITAL STOCK

     We are currently authorized to issue up to 10,000,000 shares of our common stock, $0.001 par value and 5,000,000 shares of preferred stock, $0.001 par value. Currently, we have 1,000 shares of common stock and no shares of preferred stock issued and outstanding. As of the effective time of the Merger, our certificate of incorporation will be amended to split our stock 1:95,000 and to permit the issuance of up to 300,000,000 shares of our common stock and 150,000,000 shares of our preferred stock. As of September 1, 2004, 1,000 shares of our common stock were issued and outstanding, and held of record by Splinex, LLC.

Common stock

     Each share of common stock entitles the holder to one vote on all matters presented to the stockholders for a vote. Holders of common stock do not have cumulative voting rights. Directors will be elected by a plurality of the shares entitled to vote at a meeting of stockholders. A majority of the shares entitled to vote, represented in person or by proxy, will constitute a quorum at a meeting of stockholders, but a quorum does not exist if less than one-third of the shares entitled to vote are present. If a quorum exists, action on a matter, other than the election of directors, is approved if the votes cast by the stockholders represented at the meeting and entitled to vote exceed the votes cast opposing the action, unless a larger number of affirmative votes is required by the Delaware General Corporate Law (the “DGCL”) or our certificate of incorporation.

     Holders of shares of our common stock are entitled to dividends that may be declared from time to time by the board in its discretion, on a ratable basis, out of funds legally available, and, subject to the rights of holders of any series of preferred stock then outstanding, to a pro rata share of all assets available for distribution upon liquidation, dissolution or other winding up of our affairs. All of the outstanding shares of our common stock are fully paid and non-assessable and the shares of common stock to be issued in the Merger will be fully paid and non-assessable. Our stockholders do not have pre-emptive rights to acquire our unissued shares.

     The transfer agent for our common stock is Registrar and Transfer Company.

Preferred stock

     Our board is authorized to issue shares of preferred stock in one or more series and to increase or decrease the number of shares of any series. The number of authorized shares of preferred stock may also be increased or decreased by the affirmative vote of a majority of the stockholders entitled to vote, unless a vote of any other holders of the preferred stock is required under a certificate establishing a series of the preferred stock. Our board may determine and designate the rights of the preferred stock without the consent of the common stockholders or preferred stockholders.

Limitation of liability

     As permitted by the DGCL, our certificate of incorporation provides that our directors, officers, employees and agents will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for a violation of a criminal law unless the director, officer, employee or agent had reasonable cause to believe his or her conduct was lawful or had reasonable cause to believe his or her conduct was unlawful;

•	for acts or omissions not in good faith or which involve willful misconduct or a conscious disregard for the best interests of the corporation; or

•	for any transaction from which the director derives an improper personal benefit.

     Our certificate of incorporation and bylaws provide for the indemnification of our directors and officers, employees and agents who were or are a party to a proceeding, to the full extent authorized by, and subject to the conditions set forth in the DGCL.

     Any indemnification will be made by us only after we have determined that indemnification is proper in that specific case. This determination will be made by:

•	a majority vote of the quorum of our board of directors excluding those directors who were or are parties to the proceeding;

•	by a committee duly designated by our board of directors consisting of two or more directors excluding those directors who are or were parties to the proceeding;

•	by independent legal counsel; or

•	by the majority vote of a quorum of stockholders who were not parties to the proceeding, or by a majority vote of stockholders who were not parties to the proceeding.

Description of certain provisions of our certificate of incorporation and bylaws

     Written consent of stockholders

     Our bylaws provide that any action required or permitted to be taken by our stockholders at any annual or special meeting may also be taken by written consent. The action by written consent may be taken without a meeting, without prior notice and without a vote if the action is taken by holders of shares of common stock representing the minimum number of votes that would be required to take the action at a meeting. The stockholder action must be evidenced by one or more written consents that describes the action taken and is dated and signed by the approving stockholders, and the written consent must be delivered to us within 60 days of the date of the earliest dated consent. After receiving the written consent, we must provide notice to those stockholders who have not consented to the action in accordance with DGCL § 228(e). The ability of our stockholders to act by written consent may shorten the amount of time required to take stockholder actions because actions by written consent are not subject to the minimum notice requirement of a stockholders’ meeting.

Amendment of certificate of incorporation

     The board of directors may amend our certificate of incorporation without stockholder action to make changes expressly permitted by the DGCL to be made without shareholder action.

     Amendment of the bylaws

     Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our bylaws grant our board the power to amend and repeal the bylaws.

     Special meetings

     Our bylaws permit our stockholders to call special meetings of stockholders if 10% or more of all stockholders entitled to vote on a particular issue sign, date and deliver, to our secretary, a written demand describing the purpose of the proposed meeting. Our bylaws also provide that the board of directors may call a special meeting. Only business with the purpose described in the special meeting notice may be conducted at the special meeting.

Delaware anti-takeover law

     We are subject to the provisions of section 203 of the DGCL. Section 203 prohibits publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. These provisions could have the effect of delaying, deferring or preventing a change of control of us or reducing the price that certain investors might be willing to pay in the future for shares of our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

     Immediately following the completion of the Merger and Distribution, we will have 100,000,000 outstanding shares of common stock. Of these shares, the 5,000,000 shares of common stock issued in the Merger will be freely tradable without restriction or further registration under the Securities Act unless held by our affiliates, as defined under the Securities Act. 30,000,000 shares held by Splinex, LLC, representing approximately 30% of the total number of shares of common stock to be outstanding upon the completion of the Merger, may be resold pursuant to this registration statement of which this prospectus is a part or in accordance with an applicable exemption from registration, including an exemption under Rule 144.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate of ours, as defined in Rule 144, an “Affiliate”, who has beneficially owned “restricted securities” as that term is defined in Rule 144 for a period of at least one year from the later of the date such restricted securities were acquired from us or the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such securities that does not exceed the greater of (1) 1% of the then outstanding shares of our common stock (approximately 1,000,000 shares immediately after the Merger) or (2) the average weekly trading volume in our common stock during the four calendar weeks preceding the filing of notice of such sale. Sales under Rule 144 are also subject to certain restrictions on the manner of sale, notice requirements, and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an Affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, notice, public information, or volume limitation provisions of Rule 144; therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of the Merger.

     As soon as practicable following the Merger, we intend to file a registration statement on Form S-8 under the Securities Act to register the shares of common stock issuable pursuant to the 2004 Stock Option Plan. As of June 30, 2004, no options to purchase our common stock were outstanding under the 2004 Stock Option Plan. Shares issued upon the exercise of the options generally will be eligible for sale in the public market after the effective date of such registration.

     Prior to the Merger, there has been no public market for our common stock. No predictions can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, because this will depend on the market price of the common stock, the specific circumstances of the sellers and other factors. Sales of significant amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

     The following discussion is a general summary of material U.S. federal income tax consequences applicable to the shareholders of Ener1 as of the Ener1 Record Date resulting from the Distribution. This summary does not address all U.S. federal income tax consequences that may be relevant to particular Ener1 shareholders in light of their individual circumstances, such as shareholders who: (1) are dealers in securities; (2) are banks, insurance companies, pension plans, trusts or tax-exempt organizations; (3) are subject to the alternative minimum tax; (4) hold their shares as part of a hedge, straddle or other risk reduction transaction; or (5) acquired their shares of Ener1 common stock through stock option, stock purchase programs or otherwise as compensation. This discussion does not address the tax consequences under state, local or foreign tax laws or the tax consequences of any transaction completed before or after the Distribution. In addition, this discussion is limited to shareholders that hold their shares of Ener1 common stock as capital assets and does not address the tax considerations of Ener1 shareholders that hold their shares through a partnership or other pass-through entity. Furthermore, this discussion does not address the tax consequences of the Distribution to the holders of Ener1’s debentures or warrants to purchase Ener1 common stock.

     ENER1 SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE DISTRIBUTION BASED ON THEIR OWN CIRCUMSTANCES, INCLUDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION APPLICABLE TO THEM.

     This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), the applicable Treasury Regulations, judicial decisions and administrative rulings and practice, all as of the date of this prospectus, and all of which are subject to change. Any change could be applied retroactively to transactions that were completed before the change, and could affect the continuing validity and accuracy of the statements and conclusions contained in this discussion. Neither Ener1 nor Splinex has requested, nor will either of them request, a ruling from the IRS or an opinion from counsel with regard to any of the tax consequences of the Merger or Distribution.

Tax treatment of the Distribution to the U.S. holders of Ener1 common stock as of the Ener1 Record Date

     This section summarizes certain U.S. federal income tax consequences of the distribution to U.S. holders. The term “U.S. holder” means the beneficial owner of Ener1 common stock that is:

•	a citizen or resident of the United States, as defined for U.S. federal income tax purposes;

•	a corporation created or organized in or under the laws of the United States or of any State;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or certain electing trusts that were in existence on August 20, 1996, and were treated as domestic trusts on the previous day.

     We and Ener1 are not aware of any authority directly on point indicating how the IRS will characterize the Distribution for federal income tax purposes. Ener1 intends to take the position that the Distribution will be treated as a distribution in respect of Ener1 common stock for federal income tax purposes. If the Distribution is so treated by the IRS, then the Distribution will be taxable to Ener1 shareholders to the extent of Ener1’s current or accumulated earnings or profits for the year in which the Distribution occurs. Ener1 has no historic cumulative earnings and profits and does not anticipate having any earnings and profits for 2004, the year in which Ener1 expects the Distribution to occur. If Ener1 has no current or accumulated earnings and profits for the year in which the Distribution occurs, then the Distribution would first reduce a U.S. holder’s tax basis in its shares of Ener1 to the extent of the fair market value of the Splinex shares received, and after the basis is reduced to zero, would be taxable to the U.S. holder as capital gain. Any gain recognized would generally be treated as long-term capital gain if the U.S. holder held its Ener1 shares for more than one year as of the date of the Distribution. Non-corporate U.S. holders would generally be eligible for the 15% U.S. federal income tax rate in respect of long-term capital gains. A U.S. holder’s basis in the shares of our common stock received would be equal to the fair market value of the Splinex shares received.

     If Ener1 has current or accumulated earnings and profits in the year the Distribution occurs, the Distribution would be taxable to the U.S. holders as a dividend based on the fair market value of the shares of our common stock received, but only to the extent of Ener1’s current or accumulated earnings and profits. If the fair market value of the shares of our common stock received in the Distribution exceeded Ener1’s current or accumulated earnings and profits, the excess would first reduce a U.S. holder’s tax basis in its shares of Ener1 common stock and after the basis is reduced to zero, would be taxable as capital gains as described above.

     It is possible that the IRS may disagree with the characterization of the Distribution as a distribution in respect of Ener1 common stock for federal income tax purposes. While the tax consequences are uncertain, it is possible that, under these circumstances, the U.S. holders would be required to recognize ordinary income equal to the fair market value of our common stock received as a result of the Distribution.

Tax treatment of the Distribution of our common stock to the non-U.S. holders of Ener1 common stock

     This section summarizes the U.S. federal income and consequences of the Distribution to a holder that is not a U.S. holder (a “non-U.S. holder”).

     If, as anticipated, Ener1 has no current or accumulated earnings and profits during the year the Distribution occurs, the tax consequences of the Distribution to non-U.S. holders will be similar to that of U.S. holders in that the Distribution and would reduce a non-U.S. holder’s tax basis in its shares of Ener1 common stock to the extent of the fair market value of the Splinex shares received. However, non-U.S. holders would not be subject to U.S. income tax if the fair market value of the Splinex shares received exceeded the basis of the non-U.S. holder’s basis in its Ener1 shares. A non-U.S. holder’s basis in the shares of our common stock received would be equal to the fair market value of the Splinex shares received.

     If Ener1 has either current or accumulated earnings and profits for the year in which the Distribution occurs, the Distribution would be treated as a taxable dividend to the extent of Ener1’s current and accumulated earnings and profits for federal income tax purposes. Non-U.S. holders would be subject to withholding of U.S. federal income tax at a 30% rate, unless the rate was reduced by an applicable income tax treaty. In general, to claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or Form W-8ECI for U.S. trade or business income, in either case prior to the payment of dividends. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors with respect to their entitlement to benefits under a relevant income tax treaty.

     If the IRS disagrees with the characterization of the Distribution as a distribution in respect of Ener1 common stock for federal income tax purposes, it is possible that under some circumstances, a non-U.S. holder would be subject to withholding of U.S. federal income tax at a 30% rate, unless this rate was reduced by an applicable income tax treaty as described above.

     Backup withholding of U.S. federal income tax

     The Distribution may, under some circumstances, be subject to backup withholding at a rate of 28%. To avoid backup withholding, each Ener1 shareholder as of the Ener1 Record Date must provide the Distribution Agent for the Distribution with either proof of an applicable exemption or its correct taxpayer identification number. Any amount withheld under the backup withholding rules is not an additional tax. Rather, the tax liability of an Ener1 shareholders subject to withholding will be reduced by the amount of the tax withheld. Some Ener1 shareholders (including, among others, all U.S. corporations) are not subject to these backup withholding and reporting requirements.

LEGAL MATTERS

     The validity of the shares of common stock to which this prospectus relates will be passed upon for us by White & Case LLP.

EXPERTS

     The financial statements of Splinex Technology Inc. as of March 31, 2004 appearing in this prospectus have been audited by Kaufman, Rossin & Co., independent certified public accountants, as set forth in their report dated September 30, 2004 appearing elsewhere in this prospectus, and are included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     Following the Merger and Distribution, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at www.sec.gov.

     This prospectus is part of a registration statement we have filed with the SEC. The registration statement that contains this prospectus, and the exhibits to the registration statement, contain additional information about us and the shares that may be offered under this prospectus. As allowed by the SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

     You may request a free copy of any filings by writing or telephoning us at the following address:

Attn.: Secretary
550 West Cypress Creek Road
Suite 410
Fort Lauderdale, Florida 33309 U.S.A.

     Also, you may access the above filings and any future filings at www.splinex.com.

INDEX TO FINANCIAL STATEMENTS

Page
Financial Statements
Independent Auditor’s Report	F-2
Balance Sheets as of March 31, 2004 (Audited) and September 30, 2004 (Unaudited)	F-3
Statements of Operations for the periods from inception (October 28, 2003) through March 31, 2004 (Audited) and September 30, 2004 (Unaudited) and for the Six Months Ended September 30, 2004 (Unaudited)
F-4
Statements of Changes in Stockholders’ Equity (Deficiency in Assets) for the periods from inception (October 28, 2003) through March 31, 2004 (Audited) and for the Six Months Ended September 30, 2004 (Unaudited)
F-5
Statements of Cash Flows for the periods from inception (October 28, 2003) through March 31, 2004 (Audited) and September 30, 2004 (Unaudited) and for the Six Months Ended September 30, 2004 (Unaudited)
F-6
Notes to Financial Statements	F-7 to F-14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Splinex Technology Inc.

We have audited the accompanying balance sheet of Splinex Technology Inc(a development stage company) as of March 31, 2004, and the related statements of operations, changes in stockholders’ equity (deficiency in assets) and cash flows for the period from inception (October 28, 2003) through March 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Splinex Technology Inc. (a development stage company) as of March 31, 2004, and the results of its operations and its cash flows for the period from inception (October 28, 2003) through March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company is in the development stage and has no revenues. In the absence of attaining profitable operations and achieving positive cash flows from operations or obtaining significant additional debt or equity financing, the Company will have difficulty meeting current and long-term obligations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans are also discussed in Note 2. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

We have previously audited the consolidated financial statements of Splinex, LLC, which included the accounts of its wholly owned subsidiary, Splinex Technology Inc., for the period from inception (October 28, 2003) through March 31, 2004, and we issued an unqualified opinion thereon dated April 20, 2004. As discussed in Note 1 and Note 6, these financial statements include the accounts of Splinex Technology Inc. and its predecessor, Splinex, LLC, from inception.

KAUFMAN, ROSSIN & CO., P.A.

September 30, 2004

Miami, Florida

SPLINEX TECHNOLOGY INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS

MARCH 31, 2004 AND SEPTEMBER 30, 2004 (UNAUDITED)

		September 30,
		2004
	March 31,	Consolidated
	2004	(Unaudited)
ASSETS
Current assets
Cash	$165,413	$95,977
Prepaid expenses and other	6,112	2,674
Loans and advances to employees - current portion	3,550	25,974
Due from related parties	—	2,592

Total current assets	175,075	127,217
Property and equipment, net	49,736	59,308
Other assets	9,881	11,181
Loans to employees - long term portion	—	16,931

Total assets	$234,692	$214,637

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY IN ASSETS)
Current liabilities
Accounts payable	58,498	358,427
Accrued expenses	149,041	267,032

Total current liabilities	207,539	625,459
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY (DEFICIENCY IN ASSETS)
Preferred stock ($.001 par value, 5,000,000 shares authorized and no shares issued and outstanding)	—	—
Common stock ($.001 par value, 10,000,000 shares authorized and 1,000 shares issued and outstanding)	1	1
Paid in capital	27,152	1,077,152
Deficit accumulated during the development stage	—	(1,487,975)

Total Stockholders’ equity (deficiency in assets)	27,153	(410,822)

Total liabilities and stockholders’ equity (deficiency in assets)	$234,692	$214,637

See accompanying notes.

SPLINEX TECHNOLOGY INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS

PERIOD FROM INCEPTION (OCTOBER 28, 2003) THROUGH MARCH 31, 2004 AND SEPTEMBER 30, 2004 (UNAUDITED) AND
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2004 (UNAUDITED)

			Cumulative
			From Inception
			(October 28,
	From Inception	Six Months	2003)
	(October 28,	Ended	Through
	2003)	September 30,	September 30,
	Through	2004	2004
	March 31,	Consolidated	Consolidated
	2004	(Unaudited)	(Unaudited)
Net sales	$—	$24	$24
Expenses
Selling, General and Administrative:
Professional fees and consulting	323,988	262,241	586,229
Wages and benefits	238,006	241,040	479,046
Other selling, general and administrative	147,053	196,395	343,448

Total selling, general and administrative	709,047	699,675	1,408,722
Research and development	113,800	443,645	557,445
Costs of merger and registration	—	344,678	344,678

Total expenses	822,847	1,487,999	2,310,846
Loss before income tax benefit	(822,847)	(1,487,975)	(2,310,822)
Income tax benefit (pro forma for the period from Inception (October 28, 2003) through March 31, 2004-unaudited)	—	—	—

Net loss (pro forma for the period from Inception (October 28, 2003) through March 31, 2004-unaudited)	$(822,847)	$(1,487,975)	$(2,310,822)

Net loss per basic and fully diluted share (proforma for the period from Inception (October 28, 2003) through March 31, 2004-unaudited)	$(822.85)	$(1,487.97)	$(2,310.82)

Weighted average shares outstanding	1,000	1,000	1,000

See accompanying notes.

SPLINEX TECHNOLOGY INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CHANGES IN STOCKHOLDERS’

EQUITY (DEFICIENCY IN ASSETS)
PERIOD FROM INCEPTION (OCTOBER 28, 2003) THROUGH MARCH 31, 2004
AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2004 (UNAUDITED)

				Deficit	Total
				Accumulated	Stockholders'
	Common Stock		Additional Paid in	During the Development	Equity (Deficiency in
	Shares	Amount	Capital	Stage	Assets)
Common stock issued $0.001 per share effective at inception on October 28, 2003	1,000	$1	$—	$—	$1
Additional capital contributed during period	—	—	849,999	—	849,999
Net loss (see Note 6)	—	—	(822,847)	—	(822,847)

Balance at March 31, 2004	1,000	1	27,152	—	27,153
Additional capital contributed during period (Consolidated - UNAUDITED)	—	—	1,050,000	—	1,050,000
Net loss (Consolidated - UNAUDITED)	—	—	—	(1,487,975)	(1,487,975)

Balance at September 30, 2004 (Consolidated - UNAUDITED)	1,000	$1	$1,077,152	$(1,487,975)	$(410,822)

See accompanying notes.

SPLINEX TECHNOLOGY INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
PERIOD FROM INCEPTION (OCTOBER 28, 2003) THROUGH MARCH 31, 2004 AND SEPTEMBER
30, 2004 (UNAUDITED) AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2004 (UNAUDITED)

			Cumulative
			From Inception
			(October 28,
	From Inception	Six Months	2003)
	(October 28,	Ended	Through
	2003)	September 30,	September 30,
	Through	2004	2004
	March 31,	Consolidated	Consolidated
	2004	(Unaudited)	(Unaudited)
Cash flows from operating actives:
Net loss	$(822,847)	(1,487,975)	$(2,310,822)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	5,493	11,134	16,627
Changes in operating assets and liabilities:
Prepaid expenses and other	(6,112)	3,438	(2,674)
Due from related parties	—	(2,592)	(2,592)
Other assets	(9,881)	(1,300)	(11,181)
Accounts payable	58,498	299,929	358,427
Accrued expenses	149,041	117,991	267,032

Total adjustments	197,039	428,600	625,639

Net cash used in operating activities	(625,808)	(1,059,375)	(1,685,183)
Cash flows from investing activities:
Purchase of equipment	(55,229)	(20,706)	(75,935)
Employee loans	(3,550)	(39,355)	(42,905)

Net cash used in investing activities	(58,779)	(60,061)	(118,840)
Cash flows from financing activities:
Contributed capital from equity investors	850,000	1,050,000	1,900,000

Net cash provided by financing activities	850,000	1,050,000	1,900,000
Net increase (decrease) in cash	165,413	(69,436)	95,977
Cash at beginning of period	—	165,413	—

Cash at end of period	$165,413	$95,977	$95,977

Supplemental Disclosure of Cash Flow Information:
Interest paid	$—	$—	$—

Income taxes paid	$—	$—	$—

See accompanying notes.

SPLINEX TECHNOLOGY INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Splinex Technology Inc. ( “Technology”) was organized under the laws of the State of Delaware as a wholly owned subsidiary of Splinex, LLC, a Florida limited liability company (the “Predecessor”), to conduct the business and operations of the Predecessor. Under an agreement effective April 1, 2004 (the “Contribution Agreement”), the Predecessor contributed substantially all of its assets, liabilities and operations to Technology. The financial statements include the accounts of Technology and the Predecessor (combined, the “Company”), and all material intercompany transactions have been eliminated. The Company began development stage activity October 28, 2003 (inception).

Business Activity

The Company develops, licenses and services software that enables the generation, manipulation, viewing and image-based searching of complex, multi-dimensional mathematical objects and information. The activities to date have consisted of raising capital, strategic and business planning, developing technology and software programs, retaining executive management and business development. The Company has minimal sales and no sales contracts and is considered to be in the development stage as of March 31 and September 30, 2004.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the balance sheet date and the reported amounts of expenses for the period presented. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid money market investments purchased with an original maturity of three months or less. At March 31, the Company had no cash equivalents. The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At March 31, 2004, the Company had approximately $105,170 (exclusive of outstanding checks) in a bank account in excess of FDIC insured limits. The Company has not experienced any losses in this account.

Foreign Currency Transactions

All transactions of the company are denominated in U.S. dollars. The Company pays Russian programming and administrative costs under a U.S. dollar denominated agreement. The Company has not engaged in foreign currency hedging activities.

Income Taxes

Income taxes are accounted for under Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” (SFAS No. 109). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced to the amounts that the Company estimates it will

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

realize by the use of a valuation allowance if it is more likely than not that the Company will not realize the benefits of the deferred tax assets.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

SFAS No. 123, “Accounting for Stock-Based Compensation,” encourages, but does not require, companies to record employee stock option compensation at fair value. The Company has chosen to apply Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” for its employee stock option grants. Under APB No. 25, if the exercise price of the Company’s stock options is less than the market price of the underlying stock on the date of grant, the Company must recognize compensation expense; otherwise, no compensation is recorded. SFAS No. 123 will be followed for disclosure purposes only. For transactions with persons other than employees, in which services were performed in exchange for stock or other equity instruments, the transactions are recorded on the basis of the fair value of the services received or the fair value of the issued equity instrument, whichever is more readily measurable. No stock options have been granted during the periods presented.

Unaudited Interim Information

The information presented as of September 30, 2004 and for the periods then ended has not been audited. In the opinion of management, the unaudited interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position as of September 30, 2004 and the results of operations and deficiency in assets and its cash flows for the six months ended September 30, 2004 and the period from inception (October 28, 2003) through September 30, 2004. The results of operations for the six months ended September 30, 2004 are not necessarily indicative of the results for a full year.

The consolidated interim financial statements include the accounts of Splinex Technology Inc. and its wholly owned subsidiary, Antao, Ltd., since the date of acquisition, September 20, 2004. Antao, Ltd. was organized under the laws of Russia. All material intercompany accounts and transactions have been eliminated in consolidation.

Software Development Costs.

The Company accounts for software development costs in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed.” Costs incurred to establish the technological feasibility of a computer software product are considered research and development costs and are expensed as incurred. When the technological feasibility of a software product has been established using the working model approach, development cost are capitalized. Capitalization of these costs ceases when the product is ready for production. The Company has expensed all software development costs since inception.

Earnings Per Share

Basic net earnings (loss) per common share are computed by dividing net earnings (loss) applicable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that would be issued upon exercise of common stock options. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements and Interpretations.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, service and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123”. SFAS 148 amends FASB Statement No. 123, “Accounting for Stock Based Compensation” and provides alternative methods for accounting for a change by registrants to the fair value method of accounting for stock-based compensation. Additionally, SFAS 148 amends the disclosure requirements of SFAS 123 to require disclosure in the significant accounting policy footnote of both annual and interim financial statements of the method of accounting for stock-based compensation and the related pro-forma disclosures when the intrinsic value method continues to be used. The statement is effective for fiscal years beginning after December 15, 2002, and disclosures are effective for the first fiscal quarter beginning after December 15, 2002. Currently, the Company plans to account for its stock-based compensation using the intrinsic value method.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” In December 2003, the FASB issued FIN 46R, a revision to FIN 46. FIN 46R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46R requires disclosures about variable interest entities that the Company is not required to consolidate, but in which it has a variable interest. The consolidation requirements apply to existing entities in the first reporting period that ends after March 15, 2004. The adoption of this Statement did not have a material impact on the financial statements.

In April 2003, the FASB issued SFAS No. 149, which amends SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. The primary focus of this Statement is to amend and clarify financial accounting and reporting for derivative instruments. This Statement is effective for contracts entered into or modified after June 30, 2003. Adoption of SFAS No. 149 did not have a material impact on the financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous pronouncements, issuers could account for as equity. The new accounting guidance contained in SFAS No. 150 requires that those instruments be classified as liabilities in the balance sheet. SFAS No. 150 affects the issuer’s accounting for three types of freestanding financial instruments; 1) mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets; 2) put options and forward purchase contracts, which involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and 3) obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares. This Statement shall be effective for financial instruments entered into or modified after May 31, 2003 and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 did not have a material impact on the financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In December 2003, the Securities and Exchange Commission staff (“SEC”) issued Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition,” which supersedes Staff Accounting Bulletin No. 101 (“SAB 101”), “Revenue Recognition in Financial Statements.” The primary purpose of SAB 104 is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements and to reflect the accounting guidance issued in Emerging Issues Task Force 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” Additionally, SAB 104 rescinds the SEC’s “Revenue Recognition in Financial Statements Frequently Asked Questions and Answers” (“the FAQ”) issued with SAB 101. Selected portions of the FAQ have been incorporated into SAB 104. The adoption of SAB 104 in fiscal 2004 did not have an effect on the Company’s revenue recognition policy or revenues recorded.

NOTE 2. GOING CONCERN CONSIDERATIONS

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company is in the development stage and has had minimal revenues since inception. Management recognizes that the Company must raise capital sufficient to fund start up and development activities until such time as it can generate revenues and net cash flows in amounts necessary to enable it to continue in existence. The realization of assets and satisfaction of liabilities in the normal course of business is dependent upon the Company achieving these goals. Management’s plans include continued efforts to begin operations and borrowing funds, when eligible, under the revolving loan agreement described below. In accordance with the funding provisions in Splinex, LLC’s operating agreement, certain members of Splinex, LLC were required to contribute capital aggregating up to $2,000,000 to Splinex, LLC, All capital contributions required under the operation agreement have been paid, including capital contributions of $1,150,000 paid subsequent to the March 31, 2004 fiscal year end and through October 4, 2004.

Effective April 1, 2004, a company that is affiliated with the Company through common ownership entered into a revolving loan agreement with the Company under which the Company may borrow up to $2,500,000 in aggregate principal through July 31, 2005. Borrowings are contingent upon consummation of the Merger discussed in Note 10, which, in turn, is contingent upon the effectiveness of the registration statement registering the Distribution discussed in Note 10. Loans under this agreement will bear interest at an annual rate of 5% and must be repaid two years from the date of the initial funding. The maximum amount the lender is required to loan under this agreement will be reduced by the proceeds from the sale of equity or debt securities by the Company or from any loans or other credit facilities extended to the Company prior to July 31, 2005.

Management believes that actions presently being taken, as described in the preceding paragraphs, provide the opportunity for the Company to continue as a going concern, however, there is no assurance this will occur.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at March 31 and September 30, 2004 (Unaudited):

	March 31, 2004	September 30, 2004
Office and computer equipment	$32,931	$49,588
Computer software	22,298	26,308

	55,229	75,896
Less: Accumulated depreciation	(5,493)	(16,588)

	$49,736	$59,308

NOTE 4. SEGMENT INFORMATION

The Company’s sole reportable business segment is multi-dimensional software products and services. The Company’s accounting policies for segments are the same as those described in the summary of significant accounting policies.

NOTE 5. EMPLOYEE LOANS AND ADVANCES

The Company advances expatriate employees certain relocation-related costs. The employees sign promissory notes with an annual simple interest rate of 6%. Principal and interest due under these notes is payable over a period of 24 months from the date of the note. The current portion of these notes receivable is included in current assets.

NOTE 6. STOCKHOLDERS’ EQUITY RECAPITALIZATION

The Company has the authority to issue 10,000,000 shares of common stock having a par value of $0.001 per share. Each stockholder of common stock is entitled to one vote for each share held. The Company has the authority to issue 5,000,000 shares of preferred stock, par value $0.001 per share, which may be divided into series and with the designations, powers, preferences, and relative rights and any qualifications, limitations or restrictions as determined by the Board of Directors.

Prior to April 1, 2004, the Company operated through the Predecessor as a limited liability company. On April 1, 2004, the Predecessor contributed substantially all of its assets, liabilities and operations to Technology. Under SEC Staff Accounting Bulletin Topic 4 (B), the undistributed earnings (losses) of the limited liability company were treated as a constructive distribution to the owners followed by a contribution of the capital to the new C corporation. On April, 1, 2004, the effective date of the Contribution Agreement, the Company reclassified the accumulated deficit to date of $822,847 to additional paid in capital.

NOTE 7. INCOME TAXES

Operating losses of the Predecessor in the amount of $822,847 prior to the date of the Contribution Agreement will be allocated to the Predecessor and will not be available to the Company as net operating loss carryforwards. Pro forma net loss and net loss per share present the Company’s net losses as if the Company had been taxed as a C corporation for federal and state income tax purposes since the beginning of the periods presented. On a pro forma basis, had the Company been taxed as a C corporation for federal income tax purposes, the income tax benefit would have been $279,768, which would have been fully offset by a valuation allowance.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts of assets and liabilities used for income tax purposes. The provision for (benefit from) income taxes was $0 for the period ending March 31, 2004.

NOTE 8. RELATED PARTY TRANSACTIONS

On January 1, 2004 and February 1, 2004, the Company entered into consulting agreements with two members of Splinex, LLC, one of whom is also director of the Company. The consulting agreements engage the members to provide consulting services including advice regarding equity restructuring, business planning, strategic planning, and international licensing in exchange for $100,000 per year or a monthly fee to each consultant of $8,333. Professional fees and consulting expenses for the period from inception (October 28, 2003) through March 31, 2004 and for the six months ended September 30, 2004 include $33,333 and $100,000 of consulting fees under these agreements.

For the period from inception (February 3, 2003) through March 31, 2004, and for the six months ending September 30, 2004, the Company shared office facilities and personnel with Ener1 Inc. and Ener1 Group, Inc., entities related by common ownership. Accordingly, amounts have been allocated to and from the Company for the use of office facilities and personnel. The Company paid Ener1 Group, Inc. $9,881 for its office space under a sub lease for the period from inception (October 28, 2003) through March 31, 2004.

The Company works with Russia-based programmers who were paid on the Company’s behalf under an agreement with a Russian consultant who handled administrative matters for the Company in Russia through July 2004. This consultant became an employee of the Company in July 2004. Between October 29, 2003 and July 1, 2004, the Company paid $141,800 (unaudited) to this consultant to pay the expenses of the Company’s operations in Russia. In March 2004, the consultant formed Splinex Outsourcing to handle administrative and employment matters in connection with the Company’s Russian operations. In April 2004, a member of Splinex, LLC formed ANTAO, Ltd. to facilitate the payment of expenses to Splinex Outsourcing. From July 2, 2004 through November 30, 2004, the Company paid $132,000 (unaudited) to ANTAO, of which ANTAO. Ltd. has paid $125,822 to Splinex Outsourcing LLC to date.

The owner of the outstanding securities of Splinex Outsourcing LLC has agreed to contribute these securities to ANTAO, Ltd. as soon as practicable, at which time Splinex Outsourcing will become an indirect, wholly-owned subsidiary of the Company. Splinex Outsourcing LLC has minimal assets and liabilities and the contribution will be recorded at fair value.

NOTE 9. ACQUISITION (Unaudited)

On September 20, 2004, the sole stockholder of ANTAO, Ltd., a Russian limited liability company, contributed the outstanding stock of ANTAO Ltd. to the Company. The acquisition was accounted for as a purchase and the net assets acquired were recorded at their fair value. Management determined that the fair value of the net assets acquired was insignificant. Antao’s sole asset at the date of contribution was cash of $2,509, which represents advances previously paid by the Company. This asset was offset by a liability of $2,509 for amounts due to Splinex Outsourcing LLC. Antao had an operating loss of $779 for the period from August 1, 2004 through September 30, 2004. The results of operations of Antao, Ltd. have been included in the consolidated interim results of operations of the Company from the acquisition date.

NOTE 10. COMMITMENTS AND CONTINGENCIES

Lease Commitments

Effective April 1, 2004, the Company assumed the rights and obligations under a sublease agreement for its office facility that the Predecessor entered into in October 2003. The sublease agreement expires on February 28, 2008.

Minimum commitments on the above agreement for the years subsequent to March 31, 2004 are as follows:

2005	$57,000
2006	59,000
2007	62,000
2008	59,000

$237,000

Contingencies

The Board of Directors formally approved an employee stock option plan authorizing the issuance of grants to purchase initially up to 5,000,000 shares, on a post-stock-split basis of the Company’s common stock. After June 30, 2005, the Company may grant up to the lesser of an additional 5,000,000 post-stock-split shares of the Company, 5 percent of the outstanding shares of the Company on such date, or an amount determined by the board of directors. Grants under the plan will not be formally awarded until after the completion of the merger described in Note 10 and stock split described in Note 10.

NOTE 11. SUBSEQUENT EVENTS

Merger with Ener1, Inc.

Effective June 9, 2004, the Company and Ener1, Inc., an affiliated company controlled by certain direct and indirect beneficial owners of the membership interests of the Predecessor , agreed to merge a subsidiary of Ener1, Inc. into the Company (the “Merger”). Immediately following the Merger, Ener1, Inc. will declare a dividend of the Company common stock it will receive in the Merger and distribute the Company common stock to the Ener1, Inc. shareholders (the “Distribution”). The Merger will be consummated when and if a registration statement registering the Distribution is declared effective by the SEC. The Company will survive the Merger. Immediately after the Merger, and prior to the Distribution, Splinex, LLC and Ener1, Inc. will own 95% and 5%, respectively, of the outstanding Company common stock prior to any employee stock grants.

Stock Split and Amendment of Certificate of Incorporation

As of the effective time of the Merger, the Company will split its common stock 95,000 shares for each existing share, and amend its Certificate of Incorporation to increase the authorized common stock to 300,000,000 shares and increase the authorized preferred stock to 150,000,000 shares.

Registration

On June 24, 2004, the Company filed a registration statement on Form S-1 with the Securities and Exchange Commission to register the Distribution by Ener1, Inc. to its shareholders of the shares Ener1, Inc, will receive in the Merger, after giving effect to the stock split.

NOTE 11. SUBSEQUENT EVENTS (Continued)

Stock Option Plan and Stock Grants

In June, 2004, the Board of Directors approved the 2004 Stock Option Plan (the “Plan”) which allows the grants of options to purchase up to 5,000,000 post-split shares of the Company’s common stock. Under the Plan, the Company may grant options to purchase an additional 5,000,000 post-split shares after June 30, 2005.

On September 1, 2004, the Company signed an employment agreement to retain a chief executive officer. The chief executive officer will receive an option to purchase 2,000,000 shares of common stock under the Plan to be granted at the time of the Merger at an exercise price of $0.20 per share and vesting over 36 months.

The chief executive officer will also receive an option to purchase 1,500,000 shares of common stock at an exercise price of $0.50 per share. This option will be granted at the time of the Merger and will be fully vested at such time that the cumulative revenues of the Company exceed $50,000,000 or five years from the date of the chief executive officer’s employment agreement, whichever is first. This option will not be granted under the Plan. The Company also agreed to grant 400,000 shares of restricted common stock to the chief executive officer at the time of the Merger. As of the date of grant of the restricted stock, the restrictions as to the transferability of such shares will lapse with respect to that number of shares as to which restrictions would have lapsed if the grant date had been September 1, 2004 and the restrictions lapsed with respect to 33,333 shares per month. Restrictions with respect to the remaining restricted shares will lapse with respect to 33,333 shares per month.

The Company will determine the fair value of the shares underlying the options and restricted stock described in this at the time of grant of the options and restricted stock described above and record compensation expense if appropriate. As part of the Company’s determination of the fair value of such common stock, the Company will consider a number of factors, including, without limitation, the fair value of the common stock issued in the Merger; the reported trading prices, if any, for the common stock; the Company’s organizational efforts undertaken since inception, such as hiring a chief executive officer, chief financial officer and general counsel; further development of the Company’s business plan; the value of the software code the Company has developed since inception; commencement of the Company’s marketing activities; and release of the Company’s first software products for commercial sale.

Unaudited

In November and December 2004, Ener1 Group, Inc., an entity related by virtue of common ownership, loaned the Company $200,000 to fund our working capital needs. These loans bear interest at an annual rate of 5% and must be repaid by the earlier of February 21, 2005 or five business days after the Company receives an aggregate of $1,250,000 from the following sources: (1) amounts borrowed under the Revolving Loan Agreement, (2) any private investment in the Company or (3) the Company’s revenues.

[back cover page of prospectus]

Dealer Prospectus Delivery Obligation. Until           , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth various expenses which will be incurred and paid by us in connection with this registration statement. We will pay all costs, expenses and fees in connection with the registration of the shares offered by the selling stockholders. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares will be borne by the selling stockholders.

SEC Registration Fee	$3.62
Legal Fees and Expenses*	183,901.00
Accounting Fees and Expenses*	105,774.00
Printing Fees and Expenses*	45,000.00
Miscellaneous Expenses*	10,000.00

Total	$344,678.62

*	Estimated

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article VI of our Certificate of Incorporation provides that we will, to the full extent permitted by Section 145 of the Delaware General Corporation Law, as amended, from time to time (“DGCL”), indemnify all persons whom it may indemnify pursuant thereto.

     Section 145 of the DGCL grants the registrant the power to indemnify existing and former directors, officers, employees and agents of the registrant who are sued or threatened to be sued because they are or were directors, officers, employees and agents of the registrant. Section 102(b)(7) of the DGCL permits a corporation, by so providing in its certificate of incorporation, to eliminate or limit director’s personal liability to the corporation and its stockholders for monetary damages arising out of certain breaches of their fiduciary duty. Section 102(b)(7) does not authorize any limitation on the ability of the corporation or its stockholders to obtain injunctive relief, specific performance or other equitable relief against directors.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     On February 6, 2004, we issued 1,000 shares of common stock, par value $0.001 per share, to Splinex, LLC as part of our formation in exchange for an a capital contribution of $1,000 in a transaction that was exempt from registration under the Securities Act of 1933 under Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The following is a list of exhibits filed with this registration statement:

Exhibit
Number	Description
2.1**	Agreement and Plan of Merger among Ener1 Acquisition Corp., Registrant and Ener1, Inc., dated as of June 9, 2004

2.2 **	First Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., Registrant and Ener1, Inc., dated as of October 13, 2004

3.1**	Certificate of Incorporation of Registrant

3.2*	Certificate of Merger of Registrant

3.3**	Bylaws of Registrant

5.1*	Opinion of White & Case LLP as to the legality of the common stock

10.1**	Revolving Debt Funding Commitment Agreement between Bzinfin, S.A. and Registrant, dated as of June 9, 2004

10.2**	2004 Stock Option Plan of Registrant

10.3**	Form Stock Option Agreement of Registrant

10.4**	Sublease Agreement between Ener1 Group, Inc. and Splinex, LLC, dated as of November 1, 2003, assigned to Registrant as of April 1, 2004.

10.5**	Contribution Agreement between Splinex, LLC and Registrant, dated as of April 1, 2004

10.6**	Assignment and Assumption of Employment Agreements between Splinex, LLC and Registrant, dated as of April 1, 2004

10.7**	Global Bill of Sale and Assignment and Assumption Agreement between Splinex, LLC and Registrant, dated as of April 1, 2004

10.8**	Employment letter between Gerard Herlihy and Registrant, dated May 20, 2004

10.9**	Consulting Agreement between Dr. Peter Novak and Registrant, dated January 1, 2004

10.10**	Form of Employee Innovations and Proprietary Rights Assignment Agreement

10.11*	Form of Indemnification Agreement

Exhibit
Number	Description
10.12 **	Employment Agreement between Michael Stojda and Registrant, dated September 1, 2004

10.13	Bridge Loan Agreement between Registrant and Ener1 Group, Inc. dated November 2, 2004

10.14	Amendment to Bridge Loan Agreement between Registrant and Ener1 Group, Inc. dated November 17, 2004

23.1	Consent of Kaufman, Rossin & Co.

23.2*	Consent of White & Case LLP (included in 5.1 above)

99.1**	Form of letter to Ener1, Inc. shareholders to accompany final prospectus

99.2**	Opinion of Capitalink, L.C. to the independent committee of the Ener1, Inc. board of directors, dated June 7, 2004

99.3 **	Consent of Capitalink, L.C.

*	To be filed by amendment.

**	Previously filed.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

     (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in “Calculation of Registration Fee” table in the effective registration statement;

     (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (4) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Registrant pursuant to Item 14 of this Part II to the registration statement, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida, on December 2, 2004.

SPLINEX TECHNOLOGY INC.
By:	/s/ Michael Stojda
	Name:	Michael Stojda
	Title:	President and Chief Executive Officer

     In accordance with the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date
/s/ * Michael Stojda	Director, President and Chief Executive Officer (Principal Executive Officer)	December 2, 2004

/s/ * Kevin Fitzgerald	Chairman of the Board	December 2, 2004

/s/ * Peter Novak	Director	December 2, 2004

/s/ * Edward Dubrovsky	Director	December 2, 2004

/s/ Gerard Herlihy Gerard Herlihy	(Principal Financial Officer & Principal Accounting Officer)	December 2, 2004

* By:	/s/

Curtis Wolfe
Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description
2.1**	Agreement and Plan of Merger among Ener1 Acquisition Corp., Registrant and Ener1, Inc., dated as of June 9, 2004

2.2**	First Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., Registrant and Ener1, Inc., dated as of October 13, 2004

3.1**	Certificate of Incorporation of Registrant

3.2*	Certificate of Merger of Registrant

3.3**	Bylaws of Registrant

5.1*	Opinion of White & Case LLP as to the legality of the common stock

10.1**	Revolving Debt Funding Commitment Agreement between Bzinfin, S.A. and Registrant, dated as of June 9, 2004

10.2**	2004 Stock Option Plan of Registrant

10.3**	Form Stock Option Agreement of Registrant

10.4**	Sublease Agreement between Ener1 Group, Inc. and Splinex, LLC, dated as of November 1, 2003, assigned to Registrant as of April 1, 2004.

10.5**	Contribution Agreement between Splinex, LLC and Registrant, dated as of April 1, 2004

10.6**	Assignment and Assumption of Employment Agreements between Splinex, LLC and Registrant, dated as of April 1, 2004

10.7**	Global Bill of Sale and Assignment and Assumption Agreement between Splinex, LLC and Registrant, dated as of April 1, 2004

10.8**	Employment letter between Gerard Herlihy and Registrant, dated May 20, 2004

10.9**	Consulting Agreement between Dr. Peter Novak and Registrant, dated January 1, 2004

10.10**	Form of Employee Innovations and Proprietary Rights Assignment Agreement

10.11*	Form of Indemnification Agreement

10.12**	Employment Agreement between Michael Stojda and Registrant, dated September 1, 2004

10.13	Bridge Loan Agreement between Registrant and Ener1 Group, Inc. dated November 2, 2004

10.14	Amendment to Bridge Loan Agreement between Registrant and Ener1 Group, Inc. dated November 17, 2004

23.1	Consent of Kaufman, Rossin & Co.

Exhibit
Number	Description
23.2*	Consent of White & Case LLP (included in 5.1 above)

99.1**	Form of letter to Ener1, Inc. shareholders to accompany final prospectus

99.2**	Opinion of Capitalink, L.C. to the independent committee of the Ener1, Inc. board of directors, dated June 7, 2004

99.3**	Consent of Capitalink, L.C.

*	To be filed by amendment.

**	Previously filed.